Exhibit 99.1

cenovus
ENERGY

2024

MANAGEMENT INFORMATION CIRCULAR

Notice of Annual Meeting of Shareholders

May 1, 2024

THE MEETING	P. 3

GOVERNANCE	P. 17

THE DIRECTORS	P. 36

EXECUTIVE COMPENSATION	P. 63

SCHEDULES	P.103

MEETING DETAILS

Wednesday, May 1, 2024

11:00 am (Calgary Time)

Access our fully virtual meeting at:

https://web.lumiagm.com/424902861

Use password: cenovus2024

BUSINESS ITEMS

Appoint auditor        FOR PwC

Elect directors        FOR named nominees

Say on pay          FOR approach

Shareholder rights plan     FOR reconfirmation

Director nominees

NOMINEE				BACKGROUND EXPERIENCE	TENURE	COMMITTEE MEMBERSHIP

Bradley	65	M		Investment and energy	nominee					•

Casey	57	M		Oil and gas: Refining	4 years			•	•	•

Crothers	61	M		Oil and gas, and energy	< 1 year		•	•		•

Girgulis	67	M		Oil and gas, and law	< 1 year		•

Kinney	66	F	•	Finance	5 years	• Chair			•	•

Kwok	81	F	•	Investment	3 years		•			•

Little	54	F	•	Oil and gas: Midstream	1 year			•	•	•

Marcogliese	71	M		Oil and gas: Refining	8 years	•			• Chair	•

McKenzie	56	M		Oil and gas, and energy	1 year

Mongeau	62	M	•	Railway	7 years	•	• Chair			•

Pourbaix	58	M		Oil and gas, and energy	6 years

Sixt	72	M		Investment and telecom	3 years		•			•

Zygocki	66	F	•	Oil and gas, and energy	8 years		•	• Chair		•

Diversity includes nominees who identify as women, Indigenous peoples, persons with disabilities and/or members of visible minorities.

FULL COMMITTEE NAME	SHORT NAME

Audit Committee	Audit

Governance Committee	Governance

Human Resources and Compensation Committee	HRC

Safety, Sustainability and Reserves Committee	SSR

CENOVUS 2024 CIRCULAR	EXECUTIVE SUMMARY | 1

Leadership Updates

President & CEO and Board Chair succession

As part of the company’s leadership succession plan, effective at the conclusion of the 2023 annual general meeting (2023 meeting), Alex Pourbaix moved to the role of Executive Chair of the Board of Directors (Board) and Jon McKenzie became President & Chief Executive Officer (CEO). Mr. McKenzie was also elected to the Board at the 2023 meeting.

What is an Executive Chair?

An Executive Chair has responsibilities in addition to leading and chairing the Board. Our Executive Chair is:

•  An executive officer and member of our executive leadership team

•  Paid as an employee of Cenovus

•  Does not receive director retainers or fees

•  Has a share ownership requirement of 6x annual base salary

•  Supports the President & CEO with developing and executing our corporate strategy

•  Focuses on external advocacy and represents Cenovus with industry, the community and stakeholders

As Executive Chair, Mr. Pourbaix is responsible for providing leadership to the Board and ensuring ongoing strong governance, while supporting management’s execution of the company’s strategy. Concurrently with Mr. Pourbaix taking on the role of Executive Chair at the close of the 2023 meeting, Claude Mongeau, an independent Board member since December 2016, assumed the role of Lead Independent Director, with a primary objective of ensuring the Board continues to operate independently of management.

As Lead Independent Director, Mr. Mongeau is responsible for providing leadership to the Board and, in particular, the independent directors, with clearly delineated and comprehensive duties, including the authority to call Board meetings and/or meetings of the independent Board members, approve meeting materials (including agendas) and be available to engage with shareholders and other key stakeholders on behalf of the Board.

Other Board and Board committee composition changes since the 2023 meeting

At the 2023 meeting, Keith MacPhail, Board Chair, retired. In connection with being appointed Lead Independent Director, Mr. Mongeau stepped down as Audit Committee Chair and Jane Kinney was appointed Audit Committee Chair. Canning Fok retired effective July 26, 2023. On November 1, 2023, Michael Crothers and James Girgulis joined the Board, with both joining the Governance Committee and, additionally, Mr. Crothers joining the HRC Committee. On December 31, 2023, Harold (Hal) Kvisle stepped down as Governance Committee Chair, remaining a member of the Governance Committee, and Mr. Mongeau was appointed Chair of the Governance Committee. Effective at the close of the 2024 annual general meeting (Meeting), Mr. Kvisle and Wayne Shaw have decided not to stand for re-election to the Board. In addition, Stephen Bradley has been nominated to stand for election at the Meeting.

Cenovus Leadership Team (CLT) transition

To reflect the further evolution of Cenovus as a company, the Board approved the following executive officer role changes effective September 1, 2023:

•	Kam Sandhar (Executive Vice-President, Strategy & Corporate Development) became Executive Vice-President & Chief Financial Officer (CFO).

•	Keith Chiasson (Executive Vice-President, Downstream) became Executive Vice-President & Chief Operating Officer (COO).

•	Drew Zieglgansberger (Executive Vice-President, Natural Gas & Technical Services) became Executive Vice-President & Chief Commercial Officer (CCO).

•	Doreen Cole (Senior Vice-President, Downstream Manufacturing) became Executive Vice-President, Downstream.

•	Andrew Dahlin (Executive Vice-President, Corporate & Operations Services) became Executive Vice-President, Natural Gas & Technical Services.

•	Jeff Hart (Executive Vice-President & Chief Financial Officer) became Executive Vice-President, Corporate & Operations Services.

CENOVUS 2024 CIRCULAR	EXECUTIVE SUMMARY | 2

THE MEETING

Dear Cenovus Shareholder,

Your vote is important to us and we invite you to attend our fully virtual Meeting at 11:00 a.m. (Calgary time) on Wednesday, May 1, 2024. Connect to the Meeting at this link: https://web.lumiagm.com/424902861.

You will hear about our key results for 2023 and our plans for the future. You will vote on your directors and other important items of business.

Finally, you will have the opportunity to hear the Meeting live and submit questions to the management team and the Executive Chair.

Please read this document to learn more about the Meeting, our governance practices, executives’ compensation and your director nominees.

If you have questions, please contact our strategic shareholder advisor and proxy solicitation agent, Morrow Sodali (Canada) Ltd., toll-free in North America at 1-888-777-1538 or by email at assistance@morrowsodali.com.

Our 2023 Annual Report is available on our website at cenovus.com. We encourage you to visit our website throughout the year for updated information and to find out more about our business. We look forward to seeing you at the Meeting.

Sincerely,

/s/ Alexander J. Pourbaix

Alexander J. Pourbaix

Executive Chair of the Board

IN THIS SECTION YOU WILL ALSO FIND:

Notice of Meeting	Page 4

General information	Page 5

Virtual Meeting information	Page 7

General voting information	Page 8

Beneficial shareholder voting	Page 10

Registered shareholder voting	Page 11

Business of the Meeting	Page 13

CENOVUS 2024 CIRCULAR	THE MEETING | 3

Notice of Meeting

2024 Annual General Meeting of the Shareholders of Cenovus Energy Inc. (Cenovus)

Date:	May 1, 2024

Time:	11:00 a.m. (Calgary time)

Place:	https://web.lumiagm.com/424902861

The business of the Meeting is to:

1.	Receive the audited financial statements for the financial year ending December 31, 2023.
2.	Appoint PricewaterhouseCoopers LLP as auditor.
3.	Elect directors for the coming year.
4.	Consider and, if deemed fit, approve a non-binding advisory resolution on our approach to executive compensation (say on pay).
5.	Consider and, if deemed fit, approve an ordinary resolution amending and reconfirming the Corporation’s shareholder rights plan.
6.	Transact any other business as may be properly brought before the Meeting.

You have a right to vote if you were a shareholder of Cenovus at the close of business on March 6, 2024. Find out how to vote starting on page 10 and read more about Cenovus in this management information circular in respect of the Meeting.

By order of the Board of Directors of Cenovus,

/s/ Gary F. Molnar

Gary F. Molnar

Corporate Secretary

CENOVUS 2024 CIRCULAR	THE MEETING | 4

General information

Cenovus

We use “we”, “our” and “Cenovus” to refer to Cenovus Energy Inc. in the rest of this document. We abbreviate our committee names as follows:

Audit Committee or Audit

Governance Committee or Governance

Human Resources and Compensation Committee or HRC Committee or HRC

Safety, Sustainability and Reserves Committee or SSR Committee or SSR

Date of information

Information is as of March 6, 2024, unless otherwise noted.

Common shares outstanding

Our common shares are traded on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) under the symbol CVE. There were 1,866,489,724 common shares outstanding at the close of business on March 6, 2024.

Value of common shares

Various compensation components and share ownership guidelines are calculated using the price of our common shares. Unless otherwise noted, all calculations use $22.08, the closing price of our common shares on the TSX on December 29, 2023.

Owners of 10% or more of our common shares

To the knowledge of the directors and officers, no person or company beneficially owns or controls or directs, directly or indirectly, 10% or more of our outstanding common shares other than the following:

SHAREHOLDER	NUMBER OF SHARES	OWNERSHIP

Hutchison Whampoa Europe Investments S.à r.l. (Hutchison Whampoa)	316,927,051	16.98%

L.F. Investments S.à r.l. (LF Investments)	231,194,699	12.39%

Hutchison Whampoa is 100% indirectly owned by CK Hutchison Holdings Limited (CK Hutchison), a company with its principal place of business in Hong Kong, whose shares are traded on The Stock Exchange of Hong Kong Limited. Approximately 30.36% of CK Hutchison’s shares are held (directly or indirectly) by various trusts founded by the former chairman of the board of directors of CK Hutchison, Mr. Li Ka-Shing. Members of Mr. Li Ka-Shing’s family are discretionary beneficiaries of the trusts.

LF Investments is wholly owned (indirectly) by a trust founded by Mr. Li Ka-Shing. Members of Mr. Li Ka-Shing’s family are discretionary beneficiaries of the trust.

Indebtedness of directors and executive officers

Cenovus, including its subsidiaries, does not make loans to our directors or executives and there are no loans outstanding from us or any of our subsidiaries to any current or former director, director nominee, executive, employee or any associate of the foregoing, nor have there been at any time during 2023.

Interests in Meeting business and material transactions

None of Cenovus, our directors, director nominees, officers, or anyone associated or affiliated with any of them – an insider – has a material interest in any item of business at the Meeting.

No insider or informed person of Cenovus has or had during 2023 a material interest in a material transaction or proposed material transaction involving Cenovus.

CENOVUS 2024 CIRCULAR	THE MEETING | 5

Mailing of circular

This circular will be mailed on March 27, 2024, to our shareholders of record as at March 6, 2024, who have requested paper copies. See page 8 for information about the record date. We give materials to brokers, custodians, nominees and fiduciaries, and request the materials be sent to beneficial (non-registered) shareholders promptly.

Notice and access

Notice and access is being used to deliver this circular (and other Meeting-related materials) to both registered and beneficial shareholders. We are delivering your Meeting materials by providing you with a notice (Notice) and posting the materials on our website at cenovus.com. The materials will be available on the website starting March 27, 2024, and remain up for at least one full year. The Meeting materials can also be accessed with our public filings on our profile on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov. We are mailing a paper copy to any shareholder who already requested a paper copy. You will receive a package in the mail with a notice (the Notice) outlining the matters to be addressed at the Meeting and explaining how to access and review the Meeting materials electronically, and how to request a paper copy at no charge. You will also receive a form of proxy or a voting instruction form in the mail so you can vote your shares. All applicable Meeting-related materials will be forwarded to beneficial shareholders at Cenovus’s expense.

Notice and access is an environmentally friendly and cost-effective way to distribute our documents as it reduces printing, paper use and postage. If you received the Notice only and would like a paper copy of the full materials, please follow the instructions provided in the Notice or send us a request as set out below.

Request paper circular and additional documents

We file an annual information form and annual report, which includes our financial statements and management’s discussion and analysis, with Canadian securities regulators. We will provide you, free of charge, a paper copy of the annual report, the annual information form and/or this circular on request. Please submit your request by contacting:

corporate.secretary@cenovus.com

Cenovus Energy Inc. 225 6 Ave SW PO Box 766 Calgary, AB T2P 0M5 Attention: Corporate Secretary

Additional information concerning Cenovus is available on our website at cenovus.com and our financial information is contained in our audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2023, which is available on our profile on SEDAR+ at sedarplus.ca and EDGAR at sec.gov.

You can also get copies of any of our documents required to be filed with securities regulators by:

•	Accessing our public filings on our profile on SEDAR+ at sedarplus.ca and EDGAR at sec.gov.

•	Going to the “Investor” section on cenovus.com.

Shareholder proposals

We must receive any shareholder proposal within the prescribed period and before 5:00 p.m. (Calgary time) on February 7, 2025 for it to be included in the circular and considered at the 2025 annual shareholder meeting.

Shareholders who wish to make a proposal should refer to section 137 of the Canada Business Corporations Act for a full description of the procedures to follow. You can send your proposal by registered mail to our Corporate Secretary at:

Cenovus Energy Inc. 225 6 Ave SW PO Box 766 Calgary, AB T2P 0M5 Attention: Corporate Secretary

CENOVUS 2024 CIRCULAR	THE MEETING | 6

Shareholder proposed director nominees

If a shareholder wishes to nominate a person for election as a director of Cenovus at an annual shareholder meeting, the nomination must comply with the procedures in Section 5.03 of Cenovus’s By-law No. 1 (By-law).

The By-Law is available on cenovus.com, and on our profile on SEDAR+ at sedarplus.ca and EDGAR at sec.gov.

Virtual Meeting information

The Meeting will be held virtually only. This allows a broader base of shareholders to participate regardless of their location.

Attending

To attend, access the Meeting online at:

•	https://web.lumiagm.com/424902861 with password “cenovus2024” (case sensitive).

Please sign into the Meeting 30 to 60 minutes early on a smartphone, tablet or computer. Use the latest version of Google Chrome, Safari, Microsoft Edge or Firefox as your web browser. If you are a:

•	Registered Shareholder, select “I have a Control Number/Username” and enter the control number from your proxy form and the password above.

•

Beneficial Shareholder, select “I have a Control Number/Username” and enter the 4-letter username that was sent to you via email after proxy voting cutoff. Note: You must have previously deposited your vote online or by mail and appointed yourself or a third-party as your proxy holder; AND registered your name or your appointee’s name at http://www.Computershare.com/CenovusEnergy.

•	Guest, select “I am a guest” and complete the requested information.

If you have any difficulties accessing the virtual Meeting, please visit the Frequently Asked Questions at https://go.lumiglobal.com/faq, or contact Lumi directly at support-ca@lumiglobal.com. You can also review our Virtual Meeting User Guide, included with this circular.

Questions

Registered shareholders and proxy holders may submit questions during the Meeting by typing the question into the question box on the main screen of the virtual Meeting platform.

Shareholders may also submit questions in advance of the Meeting by sending them to:

corporate.secretary@cenovus.com

Cenovus Energy Inc. 225 6 Ave SW PO Box 766 Calgary, AB T2P 0M5 Attention: Corporate Secretary

Questions relating to the business of the Meeting will be addressed during the Meeting. Similar questions may be aggregated by the moderator. All other questions will be answered following the close of the formal Meeting.

All questions and answers will be posted on our website following the Meeting.

Beneficial shareholders

Beneficial shareholders who appointed themselves as a proxy holder in accordance with the instructions provided by their nominee will be able to ask questions at the Meeting as noted above. See page 10 for more information.

Beneficial shareholders who did not appoint themselves as a proxy holder will be able to participate as guests at the Meeting.

Guests

Guests will be able to listen to the proceedings of the Meeting, but cannot vote or ask questions.

CENOVUS 2024 CIRCULAR	THE MEETING | 7

General voting information

Request for proxies

Our management is requesting your proxies for this Meeting and is paying for the costs incurred. We have retained Morrow Sodali (Canada) Ltd. (Morrow Sodali) to solicit proxies in Canada and the U.S. We are primarily using mail to communicate with you. However, our employees or Morrow Sodali may request your proxy by telephone, email, facsimile or personal interview.

We estimate Morrow Sodali’s fees will be up to approximately $40,000, in addition to certain out-of-pocket expenses.

Additionally, Cenovus may use the Broadridge QuickVote™ service, which involves Morrow Sodali soliciting proxies on behalf of management by contacting non-objecting, non-registered owners of common shares to obtain voting instructions over the telephone and relaying them to Broadridge (on behalf of the shareholder’s intermediary). While representatives of Morrow Sodali are soliciting proxies on behalf of management, which is recommending that shareholders vote FOR all the resolutions before the Meeting, shareholders are not required to vote in the manner recommended by management. The QuickVote™ system is intended to assist shareholders in placing their votes, however there is no obligation for any shareholder to vote using the QuickVote™ system, and shareholders may vote (or change or revoke their votes) at any other time and in any other applicable manner described in this circular. Any voting instructions provided by a shareholder will be recorded and such shareholder will receive a letter from Broadridge (on behalf of the shareholder’s intermediary) as confirmation that their voting instructions have been accepted.

It is important to vote your common shares. Please submit your vote before the date indicated on your voting instruction form, or, if voting by proxy, by no later than 11:00 a.m. (Calgary time) on April 29, 2024, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time any adjourned Meeting is reconvened or any postponed Meeting is convened.

Record date

The record date for the Meeting is March 6, 2024. If you held common shares at the close of business on that date, you are entitled to receive notice of, attend and vote at the Meeting.

Voting securities and votes

Common shares are the only voting securities of Cenovus. Each common share entitles the holder to one vote at the Meeting.

Quorum

We can only decide business at the Meeting if we have a quorum – where two or more people attend the Meeting and hold or represent by proxy at least 25% of our outstanding common shares that are entitled to vote at the Meeting.

Voting instructions

If you specify how you want to vote on your proxy or voting direction form, your proxy holder will vote your common shares in the manner directed. If you do not indicate how you want to vote, your proxy holder will decide how to vote your common shares.

If you appoint Jon McKenzie or Alex Pourbaix, the Board and management members set out in the enclosed proxy or voting direction, and do not specify how you want to vote, your common shares will be voted as follows:

MATTER	VOTED

Appointment of PricewaterhouseCoopers LLP as auditor	FOR

Election of director nominees as directors	FOR

Non-binding advisory resolution on our approach to executive compensation (say on pay)	FOR

Amendment and reconfirmation of the shareholder rights plan	FOR

CENOVUS 2024 CIRCULAR	THE MEETING | 8

Approvals

You are voting on the appointment of the auditor, the election of directors, the non-binding advisory resolution on our approach to executive compensation (say on pay), and amendment and reconfirmation of the shareholder rights plan. A simple majority of votes cast at the Meeting (50% plus one vote) is required to approve each of these matters.

Amendments or other business

If amendments or other business are properly brought up at the Meeting, you or your proxy holder can vote as you or they see fit. We are not aware of any other business to be considered at the Meeting or any changes to the current business.

Vote counting and confidentiality

Computershare Investor Services, Inc. (Computershare) counts the votes made by proxy. Your vote is confidential unless you clearly intend to communicate your vote to management, if there is a proxy contest or validation issue, or as needed to comply with legal requirements.

New York Stock Exchange rules

A broker who is subject to the NYSE rules and holds common shares as a nominee for a beneficial shareholder (learn more about this on page 10) may not, for some items of business, vote your common shares on your behalf unless they have instructions from you. If you do not provide your instructions, the votes submitted for election of directors and other non-routine matters, will not count, but the number of common shares will be counted for quorum purposes.

Voting questions

Our transfer agent is Computershare. Please contact them if you have any questions about how your votes are counted.

1-866-332-8898 (toll-free in North America) 1-514-982-7555 (direct from outside North America)

1-888-453-0330 (toll-free in North America) 1-514-982-7555 (direct from outside North America)

https://www-us.computershare.com/Investor/Contact/Enquiry

Computershare Investor Services, Inc. 8th Floor, 100 University Avenue Toronto, ON, Canada M5J 2Y1

Other questions

Your vote is important to us. Please contact Morrow Sodali if you have any questions about the business items of the Meeting or the information in this circular.

1-888-777-1538 (toll-free in North America) 1-289-695-3075 (collect from outside North America)

1-877-218-5372 (fax from anywhere)

assistance@morrowsodali.com

Morrow Sodali Brookfield Place 181 Bay Street, Suite 2860 Toronto, ON, Canada M5J 2T3

CENOVUS 2024 CIRCULAR	THE MEETING | 9

Beneficial shareholder voting

Most people are beneficial shareholders. If you are a beneficial shareholder, your common shares are held in the name of a nominee (usually with a bank, trust company, stockbroker, trustee or some other financial institution or intermediary).

Voting options

In person at the virtual Meeting – see below

By submitting the proxy or voting instruction form – see below

By telephone – see the enclosed voting instruction form

Via the internet – see the enclosed voting instruction form

Voting at the virtual Meeting

If you plan to attend the virtual Meeting and wish to vote your common shares during the Meeting, insert your own name in the space on the enclosed proxy or voting instruction form to appoint yourself as your proxy holder. Then follow the signing and return instructions provided by your nominee. Once you have appointed yourself as proxy holder, you must ALSO register your name at http://www.Computershare.com/CenovusEnergy. See the section “Appointing a Proxy holder” below for more details.

You will then be able to:

•	Log in at https://web.lumiagm.com/424902861. We recommend that you log in at least one hour before the Meeting starts.

•	Click “Login” and then enter the 4-letter username that you received via email after proxy cutoff.

•	Enter password “cenovus2024” (case sensitive).

•	Follow the instructions to access the Meeting and vote when prompted.

You must be connected to the internet at all times in order to be able to vote when solicited. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure. Please refer to the virtual meeting guide filed on our profile at SEDAR+ at sedarplus.ca and on our website at cenovus.com for additional information.

Voting by proxy

The proxy form or voting instruction form that is sent to beneficial shareholders by the nominee or its agent will contain instructions as to how you can vote in advance of the Meeting. Please read such instructions carefully in order to ensure that your shares are voted at the Meeting. You may appoint a third-party as proxy holder to attend the Meeting and vote for you. Once you have appointed a third party as proxy holder, you must ALSO register their name at http://www.Computershare.com/CenovusEnergy. See the section “Appointing a Proxy holder” below for more details. Please note that proxy appointments are only permitted when voting online or by returning your proxy or voting instruction form by mail. Voting by telephone does not permit proxy appointments.

You likely have an earlier deadline for returning your proxy or voting instruction form to your nominee or its agent, so be sure to complete and return the form early, to allow enough time for your nominee or its agent to receive your voting instructions and then submit them before the proxy voting cut-off time. The Chair of the Meeting has the discretion to accept proxies received after the proxy deadline.

Revoking your proxy or changing your instructions

You may revoke your proxy by following the procedures provided by your nominee. If you have voted through your nominee and would like to change your mind and vote at the Meeting, contact your intermediary to discuss whether this is possible and what procedures you need to follow.

CENOVUS 2024 CIRCULAR	THE MEETING | 10

Registered shareholder voting

Very few people are registered shareholders. If you are a registered shareholder, you hold your common shares in your name and you may have in your possession a physical share certificate or direct registration system (DRS) advice.

Voting options

In person at the virtual Meeting – see below

By submitting a paper proxy form – see below

By telephone – see the enclosed proxy form

Via the internet – see the enclosed proxy form

Voting at the virtual Meeting

If you plan to attend the Meeting, you can vote in advance by completing or returning the enclosed proxy form as described under Voting by proxy below, or you may attend and vote at the Meeting:

•	Log in at https://web.lumiagm.com/424902861. We recommend that you log in at least one hour before the Meeting starts.

•	Click “Login” and then enter your 15-digit control number located on the form of proxy or in the email notification you received.

•	Enter password “cenovus2024” (case sensitive).

•	Follow the instructions to access the Meeting and vote when prompted.

You must be connected to the internet at all times in order to be able to vote when solicited. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure. Please refer to the virtual Meeting guide filed on our profile at SEDAR+ at sedarplus.ca and on our website at cenovus.com for additional information.

Voting by proxy

To vote in advance of the Meeting, please complete, sign, date and return the form in the envelope provided or you can vote by telephone or internet by following the instructions on your proxy form, or by facsimile using Computershare’s toll-free line at 1-866-249-7775 for calls within Canada and the United States or at 1-416-263-9524 for calls outside Canada and the United States, so that in each case the completed form arrives or the vote is submitted, as the case may be, no later than 11:00 a.m. (Calgary time) on Monday, April 29, 2024, or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the adjourned or postponed Meeting. The Chair of the Meeting has the discretion to accept proxies received after the proxy deadline.

You may also appoint a third-party as proxy holder to attend the Meeting and vote for you. Once you have appointed a third party as proxy holder, you must ALSO register their name at http://www.Computershare.com/CenovusEnergy. See the section “Appointing a Proxy holder” below for more details. Please note that proxy appointments are only permitted when voting online or by returning your proxy or voting instruction form by mail. Voting by telephone does not permit proxy appointments.

Changing or revoking your proxy

You may change the way you voted by proxy by sending a new proxy prior to the cut-off time to revoke your vote. Your latest proxy will be the only one that is valid.

You may revoke your proxy at any time before it is acted on. Deliver a written statement that you want to revoke your proxy to our Corporate Secretary before or on April 30, 2024, (or the last business day before the Meeting, if it is adjourned

CENOVUS 2024 CIRCULAR	THE MEETING | 11

or postponed), to the Chair of the Meeting c/o the Corporate Secretary on the date of the Meeting or the date of any adjourned or postponed Meeting, or in any other matter permitted by law.

If you have voted on the proxy form, you or your proxy holder may still vote in person at the virtual Meeting. Your vote at the Meeting will revoke your previously submitted vote by proxy.

Appointing a Proxy holder

The following applies to shareholders who wish to appoint a person (a “third-party proxy holder”), other than the management nominees identified in the form of proxy as proxy holder, to participate and/or vote at the Meeting. The persons named in the proxy or voting instruction form, Jon McKenzie and Alex Pourbaix, are directors and officers of Cenovus. A shareholder has the right to appoint a third-party proxy holder (who does not need to be a shareholder of the Corporation) to represent them at the Meeting, either by inserting the name of their chosen representative in the blank space provided in the proxy form or voting instruction form, as applicable, appointing that person as proxy holder and registering them online, as described below.

Shareholders who wish to appoint a third-party proxy holder to attend and participate at the Meeting as their proxyholder and vote their shares MUST submit their form of proxy or voting instruction form appointing that person as proxy holder AND register that proxy holder online, as described below. Registering your proxy holder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxy holder will result in the proxy holder not receiving a 4 letter username, which is required to vote at the Meeting, and they will only be able to attend as a guest.

•

Step 1: Appoint a proxy holder. To appoint a third-party proxy holder, insert that person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted), and follow the instructions for submitting such document. This must be completed before registering such proxy holder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

•

Step 2: Register your proxy holder. To register a third-party proxy holder, shareholders must visit http://www.computershare.com/CenovusEnergy by no later than 11:00 a.m. (Calgary time) on April 29, 2024, and provide Computershare with the required proxy holder contact information so that Computershare may provide the proxy holder with a 4 letter username via email. Without a code, proxy holders will not be able to vote at the Meeting but will be able to participate as a guest.

Please note that proxy appointments are only permitted when voting online or by returning your proxy form by mail. Voting by telephone does not permit proxy appointments.

CENOVUS 2024 CIRCULAR	THE MEETING | 12

Business of the Meeting

Financial statements

Our consolidated financial statements for the year ended December 31, 2023, and the auditor’s report on those statements are included in the annual report and will be available at the Meeting. The annual report is also filed on our profile on SEDAR+ at sedarplus.ca and available to you on request.

Appointment of auditor

The Board recommends the appointment of PricewaterhouseCoopers LLP (PwC LLP) as the auditor for Cenovus until the close of the 2025 annual shareholder meeting. PwC LLP was first appointed as the auditor for Cenovus on November 30, 2009. We last conducted a request for proposal for the auditor in 2020.

The directors will be authorized to set the fees paid to our auditor.

Audit fees paid

The following table provides information about the fees billed to Cenovus for professional services rendered by PwC LLP:

CATEGORY	TYPE OF WORK BILLED FOR	2023 FEES ($ THOUSANDS)	2022 FEES ($ THOUSANDS)

Audit fees	Audit of consolidated financial statements and services normally provided for statutory and regulatory filings or engagements.	4,423	4,153

Audit-related fees	Assurance and services reasonably related to the audit or review of the annual financial statements not reported as Audit Fees, including fees for audit-related services for environmental, social and governance (ESG) disclosures, prospectuses and participation fees levied by the Canadian Public Accountability Board, and fees related to assets acquired or divested.	655	237

Tax fees	Tax compliance, tax advice and expatriate tax services.	137	227

All other fees	Review of Extractive Sector Transparency Measures Act filings and services around filings.	120	67

TOTAL		5,335	4,684

More information, including the Audit Committee mandate, is available in the annual information form for the year ended December 31, 2023. See page 6 for how to access the annual information form.

We recommend that you vote FOR the appointment of

PwC LLP as our auditor.

The people named in the enclosed proxy will vote FOR the appointment of PwC LLP as our auditor unless you tell them to withhold your vote.

Election of directors

The number of directors to be elected at the Meeting is 13, as decided by the Board. Each director will hold office until the end of the next annual general meeting or until a successor is duly appointed or elected. Our director nominees are:

Stephen E. Bradley

Keith M. Casey

Michael J. Crothers

CENOVUS 2024 CIRCULAR	THE MEETING | 13

James D. Girgulis

Jane E. Kinney

Eva L. Kwok

Melanie A. Little

Richard J. Marcogliese

Jonathan M. McKenzie

Claude Mongeau

Alexander J. Pourbaix

Frank J. Sixt

Rhonda I. Zygocki

You can find more information on all of the nominees starting on page 37. Each of the nominees brings important skills and experience to the Board. Each nominee is eligible and is willing to serve if elected.

We recommend that you vote FOR the election of each of these nominees.

The people named in the enclosed proxy will vote FOR the election of each of these nominees unless you tell them to vote against one or more of the nominees.

If for some reason a nominee is not available to serve at the time of the Meeting (and we know of no reason this would occur), the people named in the enclosed proxy will vote for a substitute nominee if one is proposed by the Board.

Majority voting policy

The Canada Business Corporations Act requires majority voting for the election of our directors, meaning that our directors will not be elected unless the votes cast in their favour represent a majority of the total votes cast for and against them by the shareholders. Our Policy on Directors’ Voting Procedures reflects this process.

Advisory vote on executive compensation (say on pay)

Since 2010 we have provided shareholders with a say on our pay programs. It helps us engage constructively, get meaningful feedback and ensure director accountability for executive compensation.

Last year, 98.33% of shareholders approved of our approach to executive compensation.

Our executive compensation programs are similar to last year. You can find full disclosure of how our pay aligned to performance for 2023 in the Executive Compensation section starting on page 63.

The Board will take the results of the vote into account when considering future compensation policies and decisions.

We anticipate your support. If the advisory resolution is not well-supported, the Board will consult with shareholders to better understand their concerns.

We recommend that you vote FOR the acceptance of our approach to executive compensation.

The people named in the enclosed proxy will vote FOR this non-binding advisory resolution unless you tell them to vote against it.

CENOVUS 2024 CIRCULAR	THE MEETING | 14

The text of the non-binding advisory resolution to be passed is set out below:

“Resolved that, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors of Cenovus Energy Inc. (Cenovus), the shareholders accept the approach of Cenovus to executive compensation disclosed in the management information circular dated March 6, 2024, delivered in advance of the 2024 annual meeting of shareholders.”

Shareholder rights plan

A shareholder rights plan for Cenovus (the Cenovus Shareholder Rights Plan) was adopted as of October 20, 2009, in connection with a plan of arrangement, effective November 30, 2009, and completed under Section 192 of the Canada Business Corporations Act involving Encana Corporation (Encana) and Cenovus, and subsequently amended and restated as of November 30, 2009, April 25, 2018, and January 1, 2021. In 2012, Cenovus shareholders approved various amendments, a restatement and a continuation of the Cenovus Shareholder Rights Plan for an additional three years. In 2015, shareholders reconfirmed the Cenovus Shareholder Rights Plan for an additional three years. In 2018, shareholders approved various amendments, a restatement and a continuation of the Cenovus Shareholder Rights Plan for an additional three years. On January 1, 2021, Cenovus acquired Husky Energy Inc. (Husky Energy) pursuant to a plan of arrangement under section 193 of the Business Corporations Act (Alberta) involving Husky Energy, the Husky Energy shareholders and optionholders, and Cenovus (the Arrangement), pursuant to which (among other things) Cenovus acquired all of the issued and outstanding common shares of Husky Energy in consideration for common shares and warrants to purchase common shares issuable pursuant to the Arrangement (Arrangement Warrants). At the special meeting of shareholders held on December 15, 2020, to consider the Arrangement, shareholders approved an ordinary resolution authorizing and approving, among other things, certain consequential amendments to the Cenovus Shareholder Rights Plan to ensure that an acquisition of common shares, or of rights to acquire common shares, pursuant to the Arrangement or dealings in share purchase rights issued in connection therewith did not inadvertently cause a trigger (flip-in) event under the Cenovus Shareholder Rights Plan, following which the share purchase rights outstanding thereunder might otherwise separate from the common shares and become exercisable. In 2021, Cenovus shareholders approved various amendments, a restatement and a continuation of the Cenovus Shareholder Rights Plan for an additional three years.

For the Cenovus Shareholder Rights Plan to continue in effect after this Meeting, it must be reconfirmed by a simple majority of votes cast by the Independent Shareholders at the Meeting. “Independent Shareholders” is defined in the Cenovus Shareholder Rights Plan, in effect, as all holders of common shares, excluding any Acquiring Person (as defined in the Cenovus Shareholder Rights Plan), any person that is making or has announced a current intention to make a take-over bid for the common shares, affiliates, associates and persons acting jointly or in concert with such excluded persons, and any employee benefit, deferred profit sharing, stock participation or other similar plan or trust for the benefit of employees of Cenovus unless the beneficiaries of the plan or trust direct the manner in which the common shares are to be voted. As of March 6, 2024, Cenovus is not aware of any shareholders that would be excluded from the vote on the basis that such holder is not an Independent Shareholder. If the 2024 Cenovus Shareholder Rights Plan Resolution is not approved, the Cenovus Shareholder Rights Plan will terminate on May 1, 2024.

The primary objectives of the Cenovus Shareholder Rights Plan are to provide every shareholder an equal opportunity to participate in a take-over bid made for Cenovus and to provide sufficient time to explore and develop all options to maximize shareholder value if such a bid is made. The Cenovus Shareholder Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Cenovus Shareholder Rights Plan), which requires the takeover bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board.

A summary of the principal terms of the 2024 Cenovus Shareholder Rights Plan is set out in Schedule C. The full text of the plan can be accessed on our profile at SEDAR+ at sedarplus.ca.

We recommend that you vote FOR the amendment and reconfirmation of the shareholder rights plan.

The people named in the enclosed proxy will vote FOR this resolution unless you tell them to vote against it.

CENOVUS 2024 CIRCULAR	THE MEETING | 15

The text of the resolution to be passed is set out below:

“Resolved that, as an ordinary resolution of the shareholders that:

1. The Amended and Restated Shareholder Rights Plan Agreement (the “2024 Cenovus Shareholder Rights Plan”) dated as of May 1, 2024, between Cenovus Energy Inc. (the “Corporation”) and Computershare Investor Services Inc. as Rights Agent, and as described in the Corporation’s management information circular dated March 6, 2024, and delivered in advance of the 2024 annual meeting of shareholders, is confirmed and approved.

2. The making on or prior to May 1, 2024, of any revisions to the 2024 Cenovus Shareholder Rights Plan as may be required by the Toronto Stock Exchange or by professional commentators on shareholder rights plans in order to conform the 2024 Cenovus Shareholder Rights Plan to versions of shareholder rights plans then prevalent for public reporting issuers in Canada, as may be approved by any two of the Executive Chair of the Board, the President & Chief Executive Officer, the Executive Vice-President & Chief Financial Officer, the Executive Vice-President & Chief Operating Officer, any Executive Vice-President or a director, is hereby approved.

3. The 2024 Cenovus Shareholder Rights Plan, as amended and restated in accordance with paragraphs 1 and 2 above, be and is hereby reconfirmed and approved.

4. Any director or officer of the Corporation is authorized and directed for and on behalf of the Corporation (whether under its corporate seal or otherwise) to enter into, to execute and deliver all such instruments, agreements, corollary agreements and documents, including all notices, consents, applications, acknowledgements, certificates and other instruments (herein the “Instruments”) and do, or cause to be done, all such other acts and things (herein “Acts”) as may be necessary for the purpose of giving effect to the foregoing resolutions or to comply with any Instrument or Act, and such Instruments and Acts authorized and approved by these resolutions shall constitute valid and binding obligations of the Corporation, and the performance by the Corporation under such Instruments and pursuant to such Acts is hereby authorized.”

Other business

If other matters are properly brought up at the meeting, you (or your proxy holder, if you are voting by proxy) can vote as you (or they) see fit. We are not aware of any other items of business to be considered at the Meeting.

CENOVUS 2024 CIRCULAR	THE MEETING | 16

GOVERNANCE

Highlights

Strong governance practices
☑	Robust Code of Business Conduct & Ethics for directors, officers and staff.	☑	Annual dedicated Board meetings on strategy.
		☑	Director access to experts and external advisors.

☑	Prohibition on hedging transactions by directors, officers and staff.	☑	Risk-aware culture overseen by committees with relevant expertise.

☑	Responsive, active and ongoing shareholder engagement.	☑	Annual internal Board evaluations and regular third-party Board evaluations.

☑	Comprehensive clawback policy for executive compensation that complies with NYSE standards.	☑ ☑	In-depth orientation for new directors. Sponsored continuing education for directors.

☑	Significant share ownership requirements for executives and directors.	☑ ☑	No issuance of blank-cheque preferred shares. Comprehensive shareholder engagement program.

☑ ☑	New generation shareholder rights plan in place. Transparent Board diversity targets and reporting.	☑	All committees responsible for oversight of environmental, social and governance (ESG) risk related to their mandate.

		☑	Transparent ESG reporting (access it at cenovus.com under “Sustainability Reporting”).

IN THIS SECTION YOU WILL FIND:

Overview and structure	Page 18

Ethical business conduct	Page 20

Sustainability overview	Page 21

Board and executive diversity	Page 25

Board of Directors	Page 28

Committees	Page 30

Position guidelines	Page 33

Board assessment and renewal	Page 33

Director orientation and education	Page 35

CENOVUS 2024 CIRCULAR	GOVERNANCE | 17

Overview and structure

How we do our work at Cenovus is as important as what we do. We recognize that to deliver consistent, long-term shareholder value we must operate in a responsible manner that maintains and enhances our reputation. Delivering on this commitment requires good governance.

Our Board oversees the management of Cenovus’s business through a robust system of corporate governance and internal controls. This includes a comprehensive set of policies, standards and practices that guide the expected behaviour of our staff, management and Board.

Our governance structure also includes frameworks, such as our Enterprise Risk Management Policy and Cenovus Operations Integrity Management System, which help ensure we properly address risk in our business and embed safety and asset integrity in our work. See more about risk on page 29 and in the overview for each committee, starting on page 31.

Our directors and staff are annually required to review and commit to our Code of Business Conduct & Ethics (Code) and other key policies and standards. Through our Supplier Code of Business Conduct we also expect our service providers and suppliers to respect, uphold and communicate our corporate values and practices across their business enterprise and within their supply chains.

We have a number of channels available to confidentially report concerns about ethical business conduct, including an Integrity Helpline operated by a third-party service provider. Stakeholders, including local community residents and other members of the public, and our employees and contractors are encouraged to report any business conduct concerns through the Integrity Helpline. You can read more about the Integrity Helpline on page 20.

Legal requirements

Our governance practices meet or exceed all requirements that apply to us in Canada and the U.S. These include securities regulations and rules of the TSX and NYSE.

CENOVUS 2024 CIRCULAR	GOVERNANCE | 18

Structure

Shareholder engagement

We understand the value of constructive communication and meaningful engagement with our shareholders. Our Board is committed to transparency and informed dialogue with shareholders to assist it in leading Cenovus.

We have a Board Shareholder Communication & Engagement Policy that guides our shareholder communications and sets out our approach to shareholder engagement.

Shareholders and other interested parties can communicate with any director, including our Executive Chair and our Lead Independent Director, at:

corporate.secretary@cenovus.com

Cenovus Energy Inc. 225 6 Ave SW PO Box 766 Calgary, AB T2P 0M5 Attention: Corporate Secretary

Communication and external engagement activities

ITEM / ACTIVITY	DESCRIPTION

Shareholder engagement policy	Our Board Shareholder Communication & Engagement Policy reinforces our commitment to meaningful dialogue with shareholders. You can find a copy at cenovus.com.

Conference calls with investment community	Management held quarterly conference calls and webcasts with investors to review financial and operating results. You can find the recording of the most recent call at cenovus.com.

Investor Day	We hold an Investor Day biannually to provide updates on our 5-year plan. Our most recent Investor Day was held on March 5, 2024, and members of management, including the CEO and the Executive Chair, engaged with ~80 attendees comprising of analysts and shareholders. Through a formal presentation, management provided high-level guidance around our strategy, operations and financial framework. Post presentation, management engaged with shareholders and analysts informally to address questions they had with respect to the presented material.

CENOVUS 2024 CIRCULAR	GOVERNANCE | 19

ITEM / ACTIVITY	DESCRIPTION

Management shareholder/investor engagement program

Members of our executive team, including our CEO and CFO, as well as representatives from Investor Relations and Sustainability teams, had over 250 shareholder engagements throughout the year, including one-on-one meetings, investor roadshows and at conferences. These meetings involved dialogue on a number of topics, including director independence and commitments, and lobbying transparency.

Management attended various investor conferences, and held a significant number of meetings and conference calls with shareholders, noteholders and other investors throughout 2023, including ongoing engagement with representatives from Climate Engagement Canada (CEC) in connection with Cenovus’s inclusion in the CEC focus list, a group of CEC selected TSX-listed companies across various economic sectors that are strategically engaged for the alignment of expectations on climate risk governance, disclosure and the transition to a low-carbon economy in Canada.

Director shareholder/investor engagement sessions

Ms. Zygocki (Chair of HRC) and Mr. Mongeau (Lead Independent Director) met with representatives of the Canadian Coalition for Good Governance (CCGG) in May 2023. Topics discussed included Board composition and succession planning; shareholder engagement; risk and strategy oversight; executive compensation; and human capital management.

Ethical business conduct

Our principles and values, together with our Code, Sustainability Policy and Human Rights Policy, set out our commitment to conducting business ethically and legally. You can read these policies at cenovus.com.

Code of Business Conduct & Ethics (Code)

Our Code applies to all directors, officers and staff working on behalf of Cenovus in all locations where we conduct business. The Code is applicable in all jurisdictions in which Cenovus operates. Go to cenovus.com to read the full Code.

Our directors, officers and staff are expected to be familiar with and uphold our values, and adhere to the guidance set out in the Code. Each year, all directors, officers and staff are asked to review the Code and confirm they have read, understand and commit to observing and conducting themselves in accordance with its principles and requirements. Suppliers should review the Code and are encouraged to participate on all levels with the principles and guidance it provides.

Annual Code compliance is reported to SSR, which is then reported to the Board. Any waiver of the Code for officers or directors may only be made by the Board and will be promptly disclosed to shareholders to the extent required by law, rule, regulation or stock exchange requirement. No waivers of the Code have been made by the Board.

Integrity Helpline

The Integrity Helpline provides an avenue for anyone, both internal and external, to report concerns or questions they have about potential ethical, legal or workplace behaviour issues. The Integrity Helpline is independently operated by a third-party company and allows concerns to be shared confidentially or anonymously (if desired).

Concerns reported through the Integrity Helpline relating to violations of policies or standards are handled in accordance with our Investigations Standard and Investigations Process. A quarterly report of Integrity Helpline complaints is provided to the relevant Board committees at each regularly scheduled meeting.

Investigations process

Our Investigations Standard and Investigations Process provide effective and consistent procedures to receive, review and, where appropriate, investigate matters reported to Cenovus’s Investigations Committee.

Our Investigations Committee conducts and oversees investigations. They report violations related to any accounting, internal accounting controls or auditing matters to the Audit Committee. Board committees, including Audit, receive quarterly summaries on the nature and status of ongoing investigations. The committees report any significant or material investigations to our Board.

CENOVUS 2024 CIRCULAR	GOVERNANCE | 20

Policy on Disclosure & Employee Trading

Our Policy on Disclosure & Employee Trading applies to all staff and directors of Cenovus and its subsidiaries. We also have a Restricted Trading & Insider Standard for directors, officers and insiders that provides additional instruction on trading in Cenovus common shares and other securities, insider reporting, the treatment of material non-public information and trading blackouts.

Directors, officers and staff are prohibited from hedging transactions involving Cenovus common shares and other securities.

Compliance with the policy is reported to the Board by the Governance Committee.

Conflicts of interest and related party transactions

We have a Conflicts of Interest Standard, available on cenovus.com, and protocol to help our staff and directors manage in advance any potential conflicts of interest. In addition, Cenovus’s directors must comply with the conflict of interest provisions of the Canada Business Corporations Act, as well as applicable securities laws, in order to ensure that the directors exercise independent judgment in considering transactions and agreements in respect of which such director has a material interest.

Cenovus’s conflicts of interest and related parties disclosure protocol for directors includes the following:

•

Directors complete an annual compliance questionnaire where they disclose entities for which they serve as a director, officer or in a similar capacity, and the Governance Committee reviews material relationships which may impact a director’s judgment during their annual independence assessment. This list is made available to all directors in the Directors’ Information Handbook. The annual compliance questionnaire also collects information on related parties (as defined by International Financial Reporting Standards (IFRS)) and the Audit Committee is responsible for reviewing and approving related party transactions between the Corporation and any executive officers or directors, including affiliations of any executive officers or directors. Directors must immediately advise the corporate secretarial team of any deletions, additions or other changes to any information provided.

•

Where a real or perceived conflict of interest exists, appropriate mitigating activities will be undertaken by the director, such as excusing themselves from the meeting for that item of business or abstaining from the discussion and voting during that portion of the meeting.

•

The Corporate Secretary will provide advance notice to the Board and executive team of any potential conflict of interest impacting a director and ensure the portion of Board or Committee materials related to the conflict is not distributed to such director.

•

Cenovus’s transactions involving related parties, if any, are required to be publicly disclosed in accordance with applicable securities laws and Cenovus discloses the interest of management and others in material transactions where required by such laws. The oversight process is managed by Cenovus’s internal audit team in cooperation with the corporate secretarial team, who maintain a list of all affiliations and run a process annually to ensure that related party transactions are reported and disclosed as required. See our Annual Consolidated Financial Statements for further discussion on related party transactions.

Sustainability overview

We believe striking the right balance among environmental, economic and social considerations creates long-term, sustainable value. Sustainability is embedded in the way we do business. It means:

•	Creating a safe and inclusive workplace.

•	Consulting and collaborating with local and Indigenous communities.

•	Innovating to minimize our impact on wildlife, water and the environment.

We integrate sustainability into our decision-making process and our capital allocation framework to support continued progress toward our ESG targets and help create long-term, sustainable value. We report to our stakeholders on our ESG practices and progress through our ESG report. You can access our most recent report at cenovus.com.

CENOVUS 2024 CIRCULAR	GOVERNANCE | 21

We remain committed to top-quartile safety performance and sustainability leadership. As part of that commitment, we continue to take steps to earn our position as a global energy supplier of choice. In 2023, we continued to make progress on our ESG targets, including our new methane milestone which contributes to our broader greenhouse gas (GHG) emissions reduction goal. Read more about our 2023 progress below, and our governance and oversight of ESG risks on the following pages.

Sustainability leadership and activity

Sustainability considerations help shape everything we do. They’re embedded in our strategy, business plans and capital allocation processes. This enables a realistic path to achieve our ESG goals and supports buy-in across the organization.

Our goal of sustainability leadership is a commitment to continued progress. In 2023, Board and management initiatives advanced or completed across our ESG focus areas included:

•

Establishing a methane milestone to reduce upstream methane emissions by 80% by year-end 2028, from a 2019 baseline, which demonstrates our ongoing commitment to reducing methane emissions and supports our broader GHG reduction goals. Progress on GHG initiatives included advancing electrification projects in our conventional business, assessing subsurface and sequestration potential as part of our carbon capture and storage (CCS) projects at the Minnedosa Ethanol Plant and the Elmworth gas plant, and advancing CCS at our Lloydminster Upgrader and Christina Lake oil sands asset.

•

Expanding the environmental metric in the 2023 corporate performance scorecard, which impacts compensation for all employees, including executive officers, to a sustainability performance index. This better reflect near-term activity driving progress toward our longer-dated ESG targets related to each of our five ESG focus areas: climate & GHG emissions, water stewardship, biodiversity, Indigenous reconciliation, and inclusion & diversity. In December 2023, the Board approved further changes to the sustainability performance index in the 2024 corporate performance scorecard, including replacing the caribou habitat measure with a measure targeting reclamation certificates received. They also approved expanding the absolute operated emissions (in CO2e) performance measure to include a methane emission reductions measure. This is aligned with our climate & GHG emissions target to reduce absolute GHG emissions by 35% by year-end 2035, from a 2019 baseline, including reducing upstream methane emissions by 80% by year-end 2028, and reach our long-term ambition for net zero emissions from operations by 2050.

•	Continuing to advance restoration of caribou habitat and surpassing 2023 expectations on our reclamation of decommissioned well sites.

•	Completing water management plans to identify asset and location-specific risks and opportunities, and identify action plans for several of our assets, including our Lloyd thermal assets.

•	Meeting our target for spending with Indigenous businesses and achieving our highest level of annual spend to date.

•

Approving amendments to the Code and the SSR Committee Mandate to more clearly articulate lobbying governance and alignment of our lobbying and public advocacy activities with our corporate objectives, strategy, targets and ambition, as well as increasing transparency by enhancing related information available on our website.

•

Reaching and maintaining our Board diversity goals through Board appointments and transitions, resulting in four women out of thirteen director nominees at the Meeting. We also made progress on women in leadership, increasing women on our CLT to three of eleven members, and increasing women to 25.9% of all leaders. To read more about diversity on the executive and Board, see page 25.

•	Launched MentalHealthMatters@Cenovus, a new employee-driven network to reduce stigma and support mental health in the workplace.

ESG risk oversight

Our governance structure includes Board and executive oversight, along with policies, standards, processes and procedures to guide the expected behaviours of our staff, how we run our facilities and how we manage risk. ESG risks are considered within our enterprise risk management program, which helps us identify, assess and manage key risks to our business. Key ESG risks, along with other ESG-related topics, are reviewed with the Board and committees on a regular basis.

The Board approves our corporate strategic plan, which takes into account the opportunities and risks to our business, including those related to ESG matters, and has oversight of our approach to sustainability and our related processes and

CENOVUS 2024 CIRCULAR	GOVERNANCE | 22

procedures. The Board is also responsible for oversight of the Corporation’s processes and procedures to mitigate environmental impacts (including climate change), addressing health and safety matters that may arise due to the Corporation’s activities, considering human capital management, and operating in a manner consistent with good governance and recognized standards. The four Board committees act in an advisory capacity to the Board and oversee specific ESG risks relating to their respective mandates, which are addressed as required and reported to the Board.

ESG governance leadership

Board and committee ESG oversight

Board. The Board oversees Cenovus’s approach to sustainability and receives reports and recommendations from management and committees on ESG matters for which they are responsible or have oversight. It also reviews Cenovus’s processes and procedures to:

•	Mitigate environmental impacts (including climate change).

•	Address health and safety matters that may arise due to Cenovus’s activities.

CENOVUS 2024 CIRCULAR	GOVERNANCE | 23

•	Consider human capital management.

•	Operate in a manner consistent with good governance and recognized standards.

Audit. The Audit Committee oversees financial impacts from evolving ESG matters, including climate change. In particular, it oversees the potential financial impact of ESG matters, including climate, risks and exposures on Cenovus’s:

•	Access to capital from our lenders, debt investors and equity investors.

•	Access to insurance coverage.

•	Credit ratings.

The Audit Committee also reviews ESG matters related to asset retirement obligations and financial disclosure matters.

HRC. The HRC Committee oversees human resources and compensation matters. Specific ESG oversight includes:

•	Organization and talent management strategies.

•	People strategy.

•	Culture.

•	Health and wellness.

•	Engagement.

•	Inclusion and diversity (I&D), including progress related to Cenovus’s I&D targets.

•	Compensation, including ESG performance metrics in compensation plans and pension governance.

Governance. The Governance Committee oversees governance of all ESG matters, including Board diversity.

The Governance Committee makes recommendations to the Board on the allocation of oversight of emerging or developing ESG matters to the appropriate committee.

SSR. The SSR Committee oversees the implementation of our ESG commitments pursuant to our Sustainability Policy, including:

•	Sustainability, including safety and health, environment and climate change, asset integrity, and stakeholder engagement policies, performance, reporting and disclosure.

•	Implementation of Cenovus’s ESG strategy.

•	Critical incidents impacting Cenovus’s assets or operations involving environmental damage or reputational impacts.

•	Remedial or mitigating action taken to manage an identified sustainability risk, including environment (including abandonment and reclamation obligations), health, safety or climate change.

•

Risks related to alignment of the Corporation’s direct and indirect lobbying and public advocacy activities, including political contributions, with its corporate objectives, strategy, targets and ambition.

ESG report

We recognize the importance of reporting in an open and accountable manner and have been reporting on our sustainability performance since the early 2000s.

Our reporting is guided by the principles of accuracy, balance, clarity, comparability, reliability and timeliness. In an effort to provide information that is useful to investors and other stakeholders, we align our ESG reporting with:

•	Recommendations from the Task Force on Climate-related Financial Disclosures (TCFD).

•	Guidance from the Sustainability Accounting Standards Board (SASB).

•	Sustainability reporting guidance for the oil and gas industry published by Ipieca, where there is no guidance within SASB.

We also incorporate references to the United Nations Sustainable Development Goals that are most aligned with our ESG focus areas.

CENOVUS 2024 CIRCULAR	GOVERNANCE | 24

In the 2022 ESG report, we included progress to date on our ESG targets and provided further detail on plans to achieve them. We also highlighted relevant actions taken during 2022.

Our 2022 ESG report is available on our website at cenovus.com.

Board and executive diversity

Cenovus recognizes and embraces the benefits of having diverse Board and management teams. Diverse teams include, and make good use of, varying skills, expertise and industry experience, and benefit from different perspectives gained through lived experience.

Current targets and progress – Board and leadership

We report diversity progress in four areas:

•	Board diversity: Women, Indigenous peoples, persons with disabilities and members of visible minorities among non-management Board members.

•	Executive diversity: Women, Indigenous peoples, persons with disabilities and members of visible minorities among executive team members.

•	Women on the Board: Women among non-management Board members.

•	Women in leadership: Women in leadership roles (team lead, coordinator, supervisor or above).

Diversity targets and progress as of March 1, 2024

AREA	TARGET PERCENTAGE	TARGET DATE	CURRENT STATUS	CUMULATIVE PROGRESS	ANNUAL PROGRESS

Board diversity	40	End of 2025	41.7%	+5.3%	-8.3%

Women on the Board	30	End of 2025	33.3%	+6.1%	–

Women in leadership	30	End of 2030	25.9%	+1.9%	+0.1%

Target percentage for Board diversity and women on the Board, indicates representation among non-management members of the Board, which excludes Mr. Pourbaix and Mr. McKenzie, and for women in leadership, includes team lead, coordinator, or supervisor positions and above.

Cumulative progress is calculated from the adoption of the current Board diversity aspiration in November 2021, and from year-end 2019 for the leadership diversity target.

Women on the Board In 2022, the Board committed to having at least 30% women on the Board (including management directors) by the close of the 2023 annual meeting and we realized our commitment at that time, with four of our 12 (30.7%) directors identifying as women. Cenovus continues to aspire to reach and maintain its aspirational target included in the Board Diversity Policy to have at least 40% of non-management directors representing designated groups, including at least 30% representation by women, by year-end 2025. Board composition proposed for the 2024 Meeting satisfies the Board Diversity Policy aspirations.

Women in leadership Between March 1, 2023, and March 1, 2024, the number of leadership roles increased by 135, of which 36 of the 135 are held by women, and we have made positive progress towards our overall women in leadership target on a cumulative and annual basis. Although various factors (e.g. natural attrition rates, acquisitions, divestitures, retirement etc.) can impact the overall number of leaders at the company at any given time (regardless of gender), the driving circumstance remains that as an industry we have more men than women in our active and potential workforce. To help address this imbalance, Cenovus is strengthening its strategy to attract and retain women employees.

CENOVUS 2024 CIRCULAR	GOVERNANCE | 25

Current diversity status as of March 1, 2024

	WOMEN		INDIGENOUS PEOPLES		VISIBLE MINORITIES		PERSONS WITH DISABILITIES		NUMBER OF MEMBERS IN GROUP	NUMBER OF INDIVIDUALS THAT ARE MEMBERS OF MORE THAN ONE DESIGNATED GROUP
	#	%	#	%	#	%	#	%

Board	4	28.6%	0	0.0%	1	7.1%	1	7.1%	14	1

Executives	3	27.3%	0	0.0%	1	9.0%	0	0.0%	11	0

Diversity calculations for both the Board and executives above include both Mr. Pourbaix and Mr. McKenzie.

2023 diversity changes

	WOMEN		2023 PROGRESS	INDIGENOUS PEOPLES		VISIBLE MINORITIES		2023 PROGRESS	PERSONS WITH DISABILITIES

	Joined	Left		Joined	Left	Joined	Left		Joined	Left

Board	1	0	+1	0	0	0	1	-1	0	0

Executives	1	0	+1	0	0	0	0	–	0	0

On January 1, 2023, Ms. Little joined the Board, on September 1, 2023, Ms. Cole joined the CLT and on July 26, 2023, Mr. Fok retired from the Board.

Board Diversity Policy

Our written Board Diversity Policy commits us to seeking highly qualified directors and to consider diversity when determining the best composition for the Board. Our diversity criteria include gender, Indigenous identity, disability, ethnicity, age and other distinctions between directors. The Governance Committee monitors the implementation of the Policy and assesses, at least annually, the effectiveness of the policy at achieving our Board diversity objectives by conducting periodic assessments to consider the level of representation on the Board of the various attributes enumerated in the Board Diversity Policy, including gender diversity. The Board members also have the opportunity to evaluate, annually, the effectiveness of the director selection and nomination process through the board assessment process described on page 33.

Diversity targets for directors

In 2021, the Board revised the existing aspirational target included in the Board Diversity Policy to have at least 40% of non-management directors representing designated groups, including at least 30% women, by year-end 2025. Composition of the Board nominees proposed for election at the 2024 Meeting satisfies our 2025 aspirational targets for Board diversity.

The Board has not established separate targets for each of the number of visible minorities, persons with disabilities or persons with Indigenous identity on the Board. The Board has determined that, at this time, additional targets would not be the most effective way of ensuring the Board is composed of individuals with diverse attributes and backgrounds, and believes its current make up reflects the principles of diversity set out in the Board Diversity Policy.

Process

While diversity is an important and valuable consideration, all nominations or appointments are made on merit, in the context of the skills, differences, expertise, experience and independence which the Board as a whole requires to be effective.

CENOVUS 2024 CIRCULAR	GOVERNANCE | 26

The Board engages in an active renewal process, led by the Governance Committee. An external search firm is generally used to identify candidates. Searches focus on well qualified and diverse candidates who will support the evolving business needs of Cenovus. In 2023, the Board engaged in an active search for a potential new director while applying the aforementioned principles and criteria. These efforts resulted in the recruitment and appointment of Mr. Crothers effective November 1, 2023. Mr. Girgulis, a former executive of predecessor Husky Energy, was also appointed effective November 1, 2023. Mr. Crothers and Mr. Girgulis each bring extensive oil and gas industry experience to the Board. Mr. Fok retired from the Cenovus Board effective July 26, 2023. Read more about our Board renewal process on page 34.

The Governance Committee and the Board are satisfied that new director candidates selected are the right candidates for the Board based on the skills, expertise and experience Cenovus needs, including relating to ESG, climate and diversity considerations.

Diversity targets for leadership and executives

In December 2021, Cenovus announced new ESG targets, including a target to increase women in leadership roles (team lead, coordinator, supervisor or above, including women in executive officer positions) to 30% by year-end 2030, from a 2019 baseline.

Cenovus has not yet adopted any formal targets or timelines for representation of Indigenous peoples, persons with disabilities or members of visible minorities among executive officer positions. We conducted a voluntary self-identification survey for employees in 2022 to establish a baseline for our Canadian and U.S. employee base and will continue to consider opportunities to enhance the diversity of our workforce. Based on data received from Cenovus’s inaugural self-identification survey, evaluation of industry practices and evolving stakeholder feedback, the company plans to enhance its focus on creating an inclusive and respectful work environment for everyone rather than setting an additional I&D target as initially communicated.

Process

A key role of our Board is to ensure that our executive team has the varying skills, expertise and industry experience to be effective. The Board is committed to identifying and appointing executive officers who are members of underrepresented groups. Diversity criteria for executives include gender, Indigenous identity, disability, ethnicity, age and other distinctions.

We do not have a formal framework for the representation of designated groups in executive officer appointments, however we are mindful of the importance and value of having a diverse representation of designated groups in senior management. One way we are growing diversity in our senior management pipeline is a succession plan that includes almost 50% female candidates.

CENOVUS 2024 CIRCULAR	GOVERNANCE | 27

Board of Directors

Independence

The Board reviews director independence annually. The Board looks at the business, family and other relationships of each director and considers whether there is any material relationship, including relationships which could, in the view of the Board, interfere with the director’s independent judgement.

All but three of the directors proposed for nomination at the Meeting are independent. Mr. McKenzie is our CEO and Mr. Pourbaix is Executive Chair and, as executives of Cenovus, are not independent. To ensure the continued independence of the Board, Mr. Mongeau is Lead Independent Director. See page 2 for more information.

Additionally, Mr. Girgulis joined the Board and Governance Committee on November 1, 2023, and is non-independent due to his past work as an executive officer of predecessor company Husky Energy and his work as Special Advisor to the Executive at Cenovus until March 31, 2022, following the company’s combination with Husky Energy. Mr. Girgulis was appointed to the Governance Committee as his legal and governance expertise is expected to assist the Committee in carrying out its mandate and he provides a shareholder perspective. The Governance Committee continues to be constituted with a majority of independent directors, and remains able to provide independent oversight of management.

The Board reviewed the independence of Mr. Sixt in light of his involvement in the Husky Energy transaction. In 2022 and 2023, the Board considered the amount of time since the transaction, input from Mr. Sixt, and the Canadian and NYSE standards for director independence in finding Mr. Sixt to be independent. The Board’s assessment of Mr. Sixt’s independence was re-confirmed in 2024.

Committees

All Board committees, except for Governance, are composed entirely of independent directors. See page 30 for more information.

Executive Chair, Lead Independent Director and CEO

The roles of Executive Chair and CEO will continue to be separate, with Mr. Pourbaix as Executive Chair and Mr. McKenzie as CEO. Mr. Mongeau is our Lead Independent Director and ensures the Board operates independently of management and that delineation of responsibilities of the Board and management are well understood and respected.

Meetings

All Board meetings (regular and special) include a scheduled session with only independent directors. No members of management are present, which facilitates open and candid discussion.

Roles and responsibilities

The Board’s key roles are to:

•	Appoint a competent executive team.

•	Oversee the management of the business.

In support of these roles, the Board employs a system of corporate governance and internal controls to ensure ethical and legal corporate conduct.

The corporate governance system includes:

•	Individual director expectations.

•	Defined mandates for the Board and committees (all available at cenovus.com).

•	Written position guidelines for the CEO, Executive Chair, Lead Independent Director and committee chairs.

The Board also has responsibility for approving communications policies. See page 19 for more information.

CENOVUS 2024 CIRCULAR	GOVERNANCE | 28

Individual director expectations

Cenovus directors are expected to attend all meetings, having reviewed the meeting materials in advance.

Our directors must also follow the Code. See page 20 for more details.

Board Mandate and responsibilities

Our complete Board Mandate is included in Schedule B and available at cenovus.com. The key areas of Board responsibility are set out below.

CEO

•   Appoint.

•   Monitor performance against corporate objectives that maximize shareholder value.

•   Ensure a process is in place that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

Strategic plan

•   Approve annually, including key objectives, operating and financial targets, and risk identification, monitoring and mitigation.

•   Receive regular updates on progress.

•   Approve annual operating and capital budgets.

Compensation	• Approve for the CEO and the Executive Chair. • Approve for Directors. • Approve incentive compensation plans and grant agreements.

Risk management

•   Approve Enterprise Risk Management (ERM) Policy and oversee ERM program (read more below under Risk Management).

•   Ensure a system is in place to identify principal risks and that the best practical procedures are in place to monitor and mitigate them.

•   Receive regular reports on risk and risk management from committees and management.

Governance

•   Establish corporate governance systems, polices and practices to ensure the Board functions independently of management.

•   Approve financial statements and other public disclosure.

•   Ensure adequate system of internal control exists.

•   Approve Code and monitor compliance.

•   Clearly define limits on management’s authority.

Risk management

The Board committees have oversight of and report to the Board about risks related to each committee’s mandate. The Board remains responsible for ensuring that a system is in place to identify Cenovus’s principal risks, and that the best practical procedures are in place to monitor and mitigate such risks.

As of April 26, 2023, oversight of cyber security risk lies with Audit and management reports to the committee quarterly on information security and cyber security matters. Cenovus’s cyber security management program is a risk-centric program ensuring cyber security risks are identified, analyzed and managed throughout their life cycle, and falls under the overarching enterprise risk management program. Cenovus’s information technology management controls (including Sarbanes-Oxley) are annually audited by an external consultant. Our employees, contractors and directors receive annual information security training as part of the cyber security awareness program.

The Governance Committee is responsible for reviewing and recommending to the Board the oversight of principal or emerging risks to each of the Board committees or the Board itself.

CENOVUS 2024 CIRCULAR	GOVERNANCE | 29

The general categories of risks overseen by the Board and each of the committees are set out below. Find details of each committee’s risk oversight in the committee descriptions starting below.

BOARD OF DIRECTORS

• CORPORATE STRATEGY • ENTERPRISE RISK MANAGEMENT PROGRAM • OPERATING AND FINANCIAL PERFORMANCE

AUDIT	GOVERNANCE	HUMAN RESOURCES & COMPENSATION	SAFETY, SUSTAINABILITY & RESERVES

• Financial reporting • Financial statements and controls • Internal and external auditors	• Board and corporate governance • Director nomination and compensation • Strategic market risk management	• Compensation and benefit programs, including executive compensation • People strategy and I&D	• Safety and health • Sustainability-related matters • Reserves disclosure

Committees

Our committees assist the Board in overseeing our business. The committees allow for a division of the workload, including risk oversight in specific areas, and a concentration of expertise relevant to their work. A chart of our committees, committee members and 2023 director attendance at meetings is on page 50. More details on Board and committee ESG oversight is on page 23.

Audit Committee

Members. Ms. Kinney (Chair), Mr. Marcogliese, Mr. Mongeau and Mr. Shaw. Following the Meeting, Mr. Shaw will no longer be a committee or Board member because he is not standing for re-election.

Member requirements. All members of Audit are financially literate and independent according to Canadian securities laws. The Board has designated Ms. Kinney and Mr. Mongeau as audit committee financial experts.

Members may not serve on more than two other public company audit committees without Board approval. The Board considers whether the member’s ability to effectively serve Audit will be impaired by additional commitments.

Primary responsibilities. Oversees and reviews our market risk management framework and management’s identification of significant financial risks or exposures. It meets regularly to review reports and discuss significant risk areas with internal and external auditors.

Primary duties. Oversees and monitors:

•

The effectiveness of our accounting and financial reporting processes, including the integrity of financial statements, the system of internal controls regarding accounting and financial reporting disclosure, and compliance.

•	Our market risk management framework, including supporting guidelines and policies on the management of commodity price, currency (foreign exchange) and interest rate market risk.

•	Management’s identification of and risk management processes for principal financial risks.

•	The qualifications, independence and performance of the external auditor and internal audit group.

•	All related party transactions between the Corporation and any executive officers or directors, including affiliations of any executive officers or directors.

Audit oversees audits of our financial statements. It also provides an avenue for communication among the external auditor, management, the internal audit group and the Board.

CENOVUS 2024 CIRCULAR	GOVERNANCE | 30

Risks overseen. Reviews or oversees and reports to the Board about risks related to:

•	The design and operating effectiveness of our market risk management control framework and the processes to manage such risks.

•	Non-compliance with regulations and policies relating to matters within the Audit Committee’s mandate.

•	All financial filings and public documents, including Cenovus’s and any subsidiary with public securities’ annual audited financial statements and related documents.

•	All unaudited financial statements and related documents, and other filings and public documents, as to financial information.

•	The evaluation, appointment, compensation, retention and work of the external auditor.

•	Together with management, the appointment, compensation, replacement, reassignment or dismissal of the head of internal audit.

•	The receipt, retention and treatment of complaints received by Cenovus regarding accounting, internal accounting controls or auditing matters.

•	Significant financial risks or exposures, including those related to ESG matters, such as climate change.

•	Cyber security (read more about Risk Management on page 29).

•	Principal or emerging risks assigned to Audit by the Board, as recommended by Governance.

Governance Committee

Members. Mr. Mongeau (Chair), Mr. Crothers, Mr. Girgulis, Mr. Kvisle, Ms. Kwok, Mr. Sixt and Ms. Zygocki. Following the Meeting, Mr. Kvisle will no longer be a committee or Board member because he is not standing for re-election.

Member requirements. All members of Governance are independent directors according to Canadian securities laws, except for Mr. Girgulis. The Committee maintains independence by ensuring a majority independent committee.

Primary responsibilities. Assists and makes recommendations to the Board on corporate governance matters, including issues or principles related to risk governance, allocation of principal and emerging risk oversight, as well as strategic market risk management. Also assists with Board composition and nomination, and director compensation.

Primary duties. Reviews and makes recommendations to the Board on:

•	Corporate governance principles for Cenovus.

•	Appropriate changes and updates to Board and committee mandates.

•	Succession planning for the Board as a whole, including:

○	Assessing the progress on diversity objectives.

○	Reviewing the effectiveness of the Executive Chair.

○	Identifying and recommending individuals qualified to become Board members.

○	Annually recommending nominees for election to the Board at the annual meeting.

•	Overseeing evaluations of the Board, its committees and the directors (see page 34 for more).

•	Compensation and share ownership guidelines for directors (see page 61 for more).

•

The direction and effectiveness of management’s strategic market risk management programs related to commodity price, currency (foreign exchange), and interest rate market risk, and review of the program principles, design and performance.

•	Governance of ESG matters, including allocating oversight of emerging or developing ESG matters to the appropriate Board committee.

The Governance Committee approves the succession planning process for the CEO and also monitors best practices among major Canadian and U.S. companies to ensure Cenovus holds itself to a high standard of corporate governance.

CENOVUS 2024 CIRCULAR	GOVERNANCE | 31

Risks overseen. Reviews or oversees and reports to the Board on risks related to:

•	Corporate governance, including issues related to risk governance.

•	Directors’ compensation.

•	Director nomination proposals.

•	Effectiveness of management’s strategic market risk management programs.

•	Shareholder proposals and engagement.

•	Principal or emerging risks assigned to Governance by the Board, as recommended by Governance.

Human Resources and Compensation Committee (HRC)

Members. Ms. Zygocki (Chair), Mr. Casey, Mr. Crothers, Mr. Kvisle and Ms. Little. Following the Meeting, Mr. Kvisle will no longer be a committee or Board member because he is not standing for re-election.

Please see page 67 for information on their qualifications related to human resources and compensation.

Member requirements. All members of HRC are independent according to Canadian securities laws.

Primary responsibilities. Makes recommendations to the Board on compensation and human resources matters. HRC also assists the Board in carrying out its responsibilities as sponsor of Cenovus’s pension plans and non-pension saving and investment plans.

Primary duties. Reviews and makes recommendations to the Board on:

•	Organization-wide people strategy, including culture, engagement and I&D in support of Cenovus’s business strategy.

•	Compensation philosophy and design of compensation programs and plans.

•	CEO, Executive Chair and employee compensation.

•	Succession planning for senior management, including annually (at a minimum) reviewing with the CEO and Senior Vice-President, People Services:

○	Succession plans, including long-term executive development to ensure leadership sustainability and continuity.

○	The internal talent pool.

○	Retirements, illness, disability and unplanned absences.

•	Performance metrics (including ESG, operating and financial) in annual and long-term compensation plans.

•	Information provided by our management pension committees on our pension plans and non-pension savings and investment plans. See page 79 for more details.

HRC also has the authority to approve executive vice-president compensation.

Risks overseen. Reviews or oversees and reports to the Board on risks related to:

•	People strategy, culture, engagement and I&D.

•	Compensation and benefit programs.

•	Annual and long-term incentives.

•	Pension and investment matters.

•	Cenovus’s financial and reputational well-being related to compensation and benefit policies and incentives.

•	Principal or emerging risks allocated to HRC by the Board as recommended by the Governance Committee.

Safety, Sustainability and Reserves Committee (SSR)

Members. Mr. Marcogliese (Chair), Mr. Casey, Ms. Kinney, Ms. Little and Mr. Shaw. Following the Meeting, Mr. Shaw will no longer be a committee or Board member because he is not standing for re-election.

Member requirements. All members of SSR are independent according to Canadian securities laws.

Primary responsibilities. Oversees and monitors our commitments to promoting a culture of safety, integrating the Sustainability Policy into our practices and behaviours, and compliance with our Code. The committee also reviews matters related to our reserves and resources, including public disclosure.

CENOVUS 2024 CIRCULAR	GOVERNANCE | 32

Primary duties. Reviews and reports or makes recommendations to the Board on:

•	Implementation by management of policies and procedures regarding process and occupational safety performance.

•	Integration of the Sustainability Policy, including social, environmental and economic considerations throughout the business.

•	Changes to and compliance with our Code.

•	Cenovus’s procedures regarding the disclosure of oil and gas activities under applicable regulations.

•	Annual selection of the independent qualified reserves evaluators.

•	Approval of expected fees of the independent qualified reserves evaluators.

•	Reserves data disclosure.

•	Disclosure on matters addressed in the Sustainability Policy, including ESG disclosure.

SSR also stewards our ESG commitments under the Sustainability Policy. See page 24 for more details.

Risks overseen. Reviews, or oversees and reports to the Board on risks related to:

•	Safety performance and programs in place to mitigate safety incidents.

•	Non-compliance with regulations and policies relating to matters within the Committee’s mandate.

•	Alignment of Cenovus’s direct and indirect lobbying and public advocacy activities, including political contributions, with its corporate objectives, strategy, targets and ambition.

•	Reserves governance and resource disclosure data and the procedures relating to the disclosure of such information.

•

Sustainability, including safety and health, environment and climate change, engagement with the public including Indigenous and other communities, and related ethical and reputational impacts and disclosure.

•	Persistent trends and high-risk observations resulting from periodic management system assurance activities.

•	Remedial or mitigating actions taken to manage identified health and safety, environment and climate change, and other sustainability risks, including abandonment and reclamation obligations.

•	Principal or emerging risks allocated to SSR by the Board as recommended by the Governance Committee.

Position guidelines

The Board has approved general guidelines for the CEO, the Executive Chair, the Lead Independent Director and the committee chairs. Go to cenovus.com for full copies of each of the guidelines.

CEO. The CEO’s main responsibility is leadership of the business and operations of Cenovus. The CEO is responsible for aligning the company with the corporate strategy and objectives approved by the Board. The CEO may only take action within the authority limits delegated by the Board.

Executive Chair. The Executive Chair’s main responsibility is to provide overall leadership to the Board. The Chair is responsible for enhancing the effectiveness of the Board, the committees and the individual directors of the Board.

Lead Independent Director. The Lead Independent Director’s responsibility is to ensure the Board continues to operate independently of management, provide leadership to the Board, and in particular, independent directors, and engage with shareholders and other key stakeholders on behalf of the Board.

Committee Chairs. The main responsibility of the Chair of any Board committee is to effectively manage the duties of the committee. The Committee Chair ensures the Committee is properly organized, functions effectively and meets its obligations and responsibilities.

Board assessment and renewal

The Governance Committee is responsible for both Board assessment and renewal. Board assessment includes the annual evaluation of the effectiveness of the Board, committees and each director. Board renewal activities identify the skills, expertise, experience and diversity required to effectively oversee our business activities.

CENOVUS 2024 CIRCULAR	GOVERNANCE | 33

Board assessment

Board assessments are conducted by an external third-party at least every three years and otherwise annually through an internal assessment. We completed an external Board assessment in 2023. It included anonymous effectiveness questionnaires, individual interviews, and self and peer evaluations of all directors. A final report was presented to the Board and each individual director was also provided a confidential performance evaluation that was shared with the Lead Independent Director and Executive Chair. The Executive Chair also met individually with each director to discuss the results of the assessment.

The Chair of the Governance Committee also meets with the Executive Chair to discuss their effectiveness. The Governance Committee also assesses:

•	The adequacy of information given to directors.

•	Communication between our Board and management.

•	The processes of the Board and Board committees.

The Governance Committee recommends to our Board any changes to enhance the overall effectiveness of the Board and its committees.

Board renewal

Our Board composition and renewal reviews are a continuous process. The Governance Committee annually reviews each director’s knowledge, skills, experience and meaningful contributions, using the skills and experience matrix set out on page 51. The Governance Committee also identifies retiring Board members.

The Governance Committee and Board identify those gaps in skill, expertise and industry experience that are most important to Cenovus in light of best practices, the Board Mandate, the Board Diversity Policy and our long-term plans. The Governance Committee regularly considers potential director candidates to ensure continuous Board renewal.

At least every five years, the Board will consider whether to set up a renewal program to achieve the desirable Board composition in a reasonable period of time.

Director nominee identification process

Governance develops criteria for prospective director candidates and identifies, evaluates and recommends nominees to the Board. The Committee receives suggestions for candidates from current directors, the CEO and, when appropriate, search firms and ensures an objective nomination process.

Governance reviews skill gaps and diversity when evaluating potential directors and recommends to the Board highly qualified candidates who demonstrate integrity and suitability for overseeing management.

Board Diversity Policy

Cenovus recognizes and embraces the benefits of having a diverse Board that makes good use of various skills, expertise and industry experience and includes diversity on numerous fronts.

See page 26 for more information on the diversity of the Board. You can find the full Board Diversity Policy at cenovus.com.

Board renewal mechanisms

BOARD RENEWAL MECHANISMS

Age limit	Tenure limit	Other mechanisms for Board renewal

No	Yes: 12-year term limit	Board Diversity Policy and annual Board assessment

CENOVUS 2024 CIRCULAR	GOVERNANCE | 34

Term limits

To balance the benefit of experience and the need for renewal and new perspectives, the Board has established a 12-year term limit for non-executive directors. This balance ensures that we always have new perspectives, ideas and business strategies while maintaining critical understanding of Cenovus and our business on the Board.

Under the Board Term Limit Policy, the Board has discretion to recommend that a director’s term be extended or request the resignation of a director before the expiration of the 12-year term.

Age limits

Cenovus does not have an age limit for directors, recognizing the ability of both younger and older directors to bring insights and perspectives to a diverse Board. Instead, director re-election is based on evaluation of their performance and contributions.

Board interlocks

See page 56 for details of the other public company boards our directors serve on and how we review interlocks among directors.

Director re-election

Governance recommends to the Board those directors to be nominated for re-election. Directors who may be re-elected are evaluated in light of skills, diversity and the performance evaluations conducted under the Board assessment process.

Director orientation and education

Governance implements processes for:

•	Orientation and education of new directors.

•	Continued development of current directors.

Orientation

We orient new directors to the:

•	Roles of the Board, its committees and individual directors.

•	Nature and operation of our business.

The orientation includes:

•	Sessions with senior management.

•	An overview of Cenovus’s business.

•	Overviews of major producing properties and areas of operations.

Each new director is also encouraged to conduct their own due diligence by meeting independently with our Executive Chair, CEO, Lead Independent Director, other directors and members of the CLT.

Education

We provide continuing education opportunities for all directors. These opportunities allow directors to enhance their skills and strengthen their understanding of our business. A chart of the education sessions held during 2023 is on page 52.

Directors also meet with management throughout the year, outside of Board or committee meetings, for informal question and answer discussions.

Directors may attend external education programs, at the expense of Cenovus, to assist in their development. The Executive Chair participates in decisions about directors participating in external programs.

CENOVUS 2024 CIRCULAR	GOVERNANCE | 35

THE DIRECTORS

Board nominee diversity

IN THIS SECTION YOU WILL FIND:

Nominees	Page 37

Committee memberships and overall attendance	Page 50

Skills and experience	Page 51

Continuing education	Page 52

Other public company board memberships	Page 54

Interlocking board memberships	Page 56

Cease trade orders, bankruptcies, penalties or sanctions	Page 56

Director compensation	Page 56

CENOVUS 2024 CIRCULAR	DIRECTORS | 36

Nominees

Stephen E. Bradley – Independent Director
Director Nominee Age: 65 Smerillo, Italy	Key skills and experience: • International Markets • Government & Stakeholder Relations • Corporate Governance • Operational & Resource Development Board committees: n/a

EXPERIENCE
•	Director of CK Asset Holdings Limited, a publicly traded global property investment, development, management and utility infrastructure company, since November 2020.
•	Director of Power Asset Holdings Limited, a publicly traded global energy investment company, since May 2022.
•	Director of CNex (Shanghai International Money Broking Co.), a private broking and information services company, since November 2020.

CURRENT PUBLIC COMPANY BOARD	COMMITTEE MEMBERSHIPS	EXCHANGE

CK Asset Holdings Limited	Nomination (Chair) Audit Sustainability	SEHK

Power Asset Holdings Limited		SEHK

POWER ASSET HOLDINGS LIMITED PRIOR DIRECTORSHIPS
•	Husky Energy from July 2010 to December 2020 (when Husky Energy combined with Cenovus).
•	Swire Properties Limited from 2010 to 2018.

EDUCATION
•	Bachelor of Arts Degree, Balliol College, Oxford University.
•	Post Graduate Diploma, Fudan University, Shanghai.
•	ICD.D from the Institute of Corporate Directors.

CENOVUS 2024 CIRCULAR	DIRECTORS | 37

Keith M. Casey – Independent Director
Director since April 2020 Age: 57 San Antonio, Texas, U.S. CEO, Pin Oak Group, LLC (private midstream company)	Key skills and experience: • Refining • Marketing & Transportation • Risk Management • Health, Safety & Environment • Human Capital Management Board committees: HRC SSR

EXPERIENCE

•	CEO of Pin Oak Group, LLC since February 2022.
•	CEO of Tatanka Midstream LLC, a private midstream company (2020 to 2022).
•

Executive roles with Andeavor Corporation (formerly Tesoro Corporation), an integrated petroleum refining, logistics and marketing company (2013 to 2018) including: Executive Vice-President, Commercial and Value Chain responsible for overseeing the integrated commercial value chain focused on maximizing its asset base through its midstream, infrastructure and refining assets; Executive Vice-President, Operations; and Senior Vice-President, Strategy and Business Development.

•	Vice-President at BP Products North America Inc. (2006 to 2013).
•	Worked in refining industry since 1998.
•	Leadership roles with Praxair Incorporated and Union Carbide Corp. (before 1998).

CURRENT PUBLIC COMPANY BOARD	COMMITTEE MEMBERSHIPS	EXCHANGE

None

PRIOR DIRECTORSHIPS
•	Andeavor Logistics LP (formerly Tesoro Corporation) publicly traded (2014 to 2015).
•	Numerous private midstream companies.

EDUCATION
•	Bachelor of Science in Metallurgical and Materials Engineering, California Polytechnic State University, San Luis Obispo.

CENOVUS 2024 CIRCULAR	DIRECTORS | 38

Michael J. Crothers – Independent Director
Director since November 2023 Age: 61 Calgary, Alberta, Canada	Key skills and experience: • Operational & Resource Development • Refining • Health, Safety & Environment • Risk Management • Inclusion & Diversity Board committees: Governance HRC

EXPERIENCE
•

Over 37 years of operations, commercial and leadership experience in the upstream, downstream and integrated gas businesses, and previously served as President and Country Chair for Shell Canada Limited (Shell), a public global energy and petrochemical company (December 2015 to May 2021).

•

During his tenure at Shell, he also served as Vice President Canada Integrated Gas (December 2017 to May 2021); Executive Vice President Oil Sands (January 2017 to December 2017); Vice President Unconventionals, North America from (January 2015 to March 2017); and Managing Director, Shell Exploration & Production Ireland (November 2011 to January 2015).

•

Mr. Crothers serves as Chair of the Board of Directors of Northern RNA Inc., a private life sciences company, and as a Director of Convrg Innovations Inc., formerly Westgen Technologies, a private clean technology company. He also serves as a Director of the United Way of Calgary and Area, and Director and Vice-Chair of the Nature Conservancy of Canada Alberta Regional Board.

CURRENT PUBLIC COMPANY BOARD	COMMITTEE MEMBERSHIPS	EXCHANGE

Keyera Corp.	Health, Safety & Environment Governance and Sustainability	TSX

EDUCATION
•	Bachelor of Science degree in Chemical Engineering, with distinction, from the University of Alberta.
•	Professional Engineer, APEGA (retired and non-practicing).
•	ICD.D from the Institute of Corporate Directors.

CENOVUS 2024 CIRCULAR	DIRECTORS | 39

James D. Girgulis – Non-independent Director
Director since November 2023 Age: 67 Luxembourg, Grand-Duchy of Luxembourg	Key skills and experience: • Corporate Governance • International markets • Government & Stakeholder Relations • Human Capital Management • Risk Management Board committees: Governance

EXPERIENCE
•

Managing Director of Hutchison Whampoa Europe Investments S.a. r.l., a private investment company, and Managing Director of CK Hutchison Group Telecom Finance S.A., a public limited company, both since January 2023. Managing Director of CK Hutchison Networks Europe Investments S.a. r.l., a private investment company, from April 2022 to January 2023.

•

Senior Vice-President, General Counsel & Secretary of Husky Energy, a public integrated energy company, from April 2012 to March 2021. Special Advisor to the Executive at Cenovus (from April 2021 to March 2022) following Cenovus’s combination with Husky Energy in January 2021.

CURRENT PUBLIC COMPANY BOARD	COMMITTEE MEMBERSHIPS	EXCHANGE

None

PRIOR DIRECTORSHIPS

None

EDUCATION
•	Bachelor of Arts from the University of Calgary.
•	Bachelor of Laws from the University of Alberta.

CENOVUS 2024 CIRCULAR	DIRECTORS | 40

Jane E. Kinney – Independent Director
Director since April 2019 Age: 66 Toronto, Ontario, Canada	Key skills and experience: • Financial, Accounting & Capital Markets • Risk Management • Corporate Governance • Cyber Security • Inclusion & Diversity Board committees: Audit (Chair) SSR

EXPERIENCE

•	Over 30 years providing advisory services to global financial institutions.
•	Extensive experience in enterprise risk management, regulatory compliance, cyber and IT risk management, digital transformation and stakeholder relations.
•

25 years with Deloitte LLP Canada (admitted to the Partnership in 1997) including Vice Chair, Leadership Team (June 2010 to June 2019), Canadian Managing Partner, Quality and Risk (May 2010 to June 2015), Global Chief Risk Officer (June 2010 to May 2012) and Risk and Regulatory Practice Leader (June 1999 to May 2010).

•

Director and Chair of Nautilus Indemnity Holdings Limited, a private insurance company. Vice-Chair of the Perimeter Institute for Theoretical Physics, and Chair of the Patron’s Council of the Alzheimer Society of Toronto.

•	Past lecturer at University of Manitoba, Dalhousie University and Saint Mary’s University.

CURRENT PUBLIC COMPANY BOARD	COMMITTEE MEMBERSHIPS	EXCHANGE

Intact Financial Corporation	Audit (Chair) Governance and Sustainability	TSX

PRIOR DIRECTORSHIPS

•	Toronto Finance International (Board Chair).
•	Women’s College Hospital Foundation.

EDUCATION

•	Mathematics degree, University of Waterloo.
•	Fellow of the Chartered Professional Accountants of Ontario.

ACCOLADES

•	Math Alumni Achievement Medal from the University of Waterloo.
•	Recognized as one of Canada’s Most Powerful Women by the Women’s Executive Network in 2014.

CENOVUS 2024 CIRCULAR	DIRECTORS | 41

Eva L. Kwok – Independent Director
Director since January 2021 Age: 81 Vancouver, British Columbia, Canada CEO, Amara Holdings Inc. (private investment holding company)	Key skills and experience: • International Markets • Corporate Governance • Human Capital Management • Inclusion & Diversity • Risk Management Board committee: Governance

EXPERIENCE
•	Chair, CEO and a director of Amara Holdings Inc., a private investment holding company.
•

Director of CK Life Sciences Int’l., (Holdings) Inc., a publicly traded nutraceutical, pharmaceutical and agriculture-related company, CK Infrastructure Holdings Limited, a publicly traded global infrastructure investment and development company, and CK Asset Holdings Limited, a publicly traded global property investment, development, management and utility infrastructure company.

•	Director of Li Ka Shing (Canada) Foundation.

CURRENT PUBLIC COMPANY BOARD	COMMITTEE MEMBERSHIPS	EXCHANGE

CK Infrastructure Holdings Limited	Nomination (Chair)	SEHK

CK Life Sciences Int’l., (Holdings) Inc.	Remuneration (Chair)	SEHK

CK Asset Holdings Limited		SEHK

PRIOR DIRECTORSHIPS

•	Husky Energy from August 2000 to March 2021 (when Husky Energy combined with Cenovus).

EDUCATION

•	Master’s degree in Science, University of London.
•	Honorary Doctor of Laws degree, Royal Roads University, British Columbia.

CENOVUS 2024 CIRCULAR	DIRECTORS | 42

Melanie A. Little – Independent Director
Director since January 2023 Age: 54 Alpharetta, Georgia, U.S. President and CEO, Colonial Pipeline Company (private pipeline and terminaling company)	Key skills and experience: • Risk Management • Health, Safety & Environment • Human Capital Management • Climate & Emissions • Corporate Governance Board committees: HRC SSR

EXPERIENCE

•

Served as Executive Vice-President and Chief Operating Officer of Magellan Midstream Partners, L.P. (since acquired by ONEOK, Inc.), a public partnership that transports, stores and distributes petroleum products (June 2022 to January 2023).

•

During Ms. Little’s 21-year career with Magellan she held a number of senior management positions, including Senior Vice-President, Operations and Environmental/Health Safety and Security Officer (July 2017 to May 2022); Vice-President roles in Operations and Crude Oil Commercial from February 2011 to June 2017; Director of Transportation Services for Refined Products and Marine from June 2007 to January 2011; and environmental, health and safety management roles from January 2004 to May 2007.

•

Manager of Environmental Compliance at The Williams Companies Inc., a public energy provider and infrastructure company, from June 2001 to December 2003, and while on active duty in the U.S. Army, held project management positions in the areas of environmental remediation and civil construction.

•	Ms. Little is also a Director of the Liquid Energy Pipeline Association, American Petroleum Institute and an appointee to the National Petroleum Council.
•	She was a Director of the International Liquid Terminals Association and The Discovery Lab in 2023.

CURRENT PUBLIC COMPANY BOARD	COMMITTEE MEMBERSHIPS	EXCHANGE

None

PRIOR DIRECTORSHIPS

•	Diversified Energy Company plc.

EDUCATION
•	Bachelor of Science in Environmental Engineering, United States Military Academy.
•	Master of Science in Civil Engineering, Georgia Institute of Technology.

CENOVUS 2024 CIRCULAR	DIRECTORS | 43

Richard J. Marcogliese – Independent Director
Director since April 2016 Age: 71 Alamo, California, U.S. Principal, iRefine, LLC, (privately owned petroleum refining consulting company)	Key skills and experience: • Refining • Health, Safety & Environment • Risk Management • Human Capital Management • Climate & Emissions Board committees: Audit SSR (Chair)

EXPERIENCE
•	Executive Advisor of Pilko & Associates L.P., a private chemical and energy advisory company (June 2011 to December 2019).
•	Operations Advisor to NTR Partners III LLC, a private investment company (October 2013 to December 2017).
•

Operations Advisor to the CEO of Philadelphia Energy Solutions, a partnership between The Carlyle Group and a subsidiary of Energy Transfer Partners, L.P. that operated an oil refining complex on the U.S. Eastern seaboard (September 2012 to January 2016).

•

More than 40-year career in the U.S. refining industry, including over 25 years with Exxon Mobil Corporation. In 2000, he joined Valero Energy Corporation as a result of an acquisition from Exxon, at which point he led an organizational transition from a major integrated oil company business model to Valero’s independent refiner business model. He held increasingly senior positions with Valero including Senior Vice President of Strategic Planning in 2001, Senior Vice President of Refining Operations (October 2001 to November 2005), Executive Vice President, Operations (December 2005 to October 2007) and Executive Vice President and Chief Operating Officer (October 2007 to December 2010) during which time he was responsible for the operation of Valero’s North American refinery system which processed three million barrels of oil per day.

CURRENT PUBLIC COMPANY BOARD	COMMITTEE MEMBERSHIPS	EXCHANGE

Delek US Holdings, Inc.	Audit Compensation Environmental, Health and Safety (Chair)	NYSE

PRIOR DIRECTORSHIPS

• Western States Petroleum Association (past Chair).

EDUCATION
• Bachelor of Engineering degree in Chemical Engineering, New York University School of Engineering and Science.

CENOVUS 2024 CIRCULAR	DIRECTORS | 44

Jonathan M. McKenzie – Non-Independent Director
Director since April 2023 Age: 56 Calgary, Alberta, Canada President & Chief Executive Officer since April 2023	Key skills and experience: • Financial, Accounting & Capital Markets • Risk Management • Operational & Resource Development • Inclusion & Diversity • Cyber Security Board committees: n/a

EXPERIENCE
•	Served as Executive Vice-President & COO of Cenovus (from January 2021 to April 2023) and prior to that was Executive Vice-President & CFO (from May 2018 to January 2021).
•

More than 20 years of finance and operations experience, mostly in the Canadian oil and gas industry. He was an integral part of Cenovus’s strategic combination with Husky Energy. Mr. McKenzie was Executive Vice-President and Chief Financial Officer of Husky Energy from April 2015 to April 2018.

•

Chief Financial Officer and Chief Commercial Officer of Irving Oil Ltd. from April 2011 to April 2015, where he was responsible for all supply, trading and commercial aspects of the company including coordinating business development projects involving pipelines, rail and terminal operations. Prior to that, Mr. McKenzie was at Suncor Energy Inc. for 10 years where he held increasingly senior roles in finance and operations, including operating responsibility for the company’s upgrader in Fort McMurray, with his final position being Vice-President and Controller.

•	Serves on the board of directors of Irving Oil Ltd. and is Vice Chair of the board of governors at the Canadian Association of Petroleum Producers (CAPP).

CURRENT PUBLIC COMPANY BOARD	COMMITTEE MEMBERSHIPS	EXCHANGE

None

PRIOR DIRECTORSHIPS

None

EDUCATION
•	Chartered Professional Accountant and a member of the Chartered Professional Accountants of Alberta.
•	Bachelor of Commerce degree and a Bachelor of Arts (Economics) degree from the University of Alberta.

As a member of management, Mr. McKenzie complies with the share ownership guidelines for executives. See page 70 for more details on the guidelines.

CENOVUS 2024 CIRCULAR	DIRECTORS | 45

Claude Mongeau – Independent Director
Director since December 2016 Age: 62 Montréal, Québec, Canada Lead Independent Director of the Board

Key skills and experience:

•  Financial, Accounting & Capital Markets

•  Marketing & Transportation

•  Corporate Governance

•  Government & Stakeholder Relations

•  Health, Safety & Environment

Board committees:

Audit

Governance (Chair)

EXPERIENCE
•

President and CEO of Canadian National Railway Company (CN) (January 2010 to June 2016) where he served as Executive Vice-President and Chief Financial Officer (October 2000 to December 2009) and Vice-President, Strategic and Financial Planning and Assistant Vice-President, Corporate Development (1994 to 2000).

•	Manager, Business Development for Imasco Inc. (1993 to 1994).
•	Partner with Groupe Secor Inc., a management consulting firm providing strategic advice to large Canadian corporations (1989 to 1993).
•	Consultant at Bain & Company (1988 to 1989).

CURRENT PUBLIC COMPANY BOARD	COMMITTEE MEMBERSHIPS	EXCHANGE

Norfolk Southern Corporation	Human Capital Management and Compensation Safety	NYSE

The Toronto-Dominion Bank	Human Resources Committee	TSX, NYSE

PRIOR DIRECTORSHIPS
•	TELUS Corporation (May 2017 to August 2019).
•	CN (October 2009 to July 2016).
•	SNC-Lavalin Group Inc. (August 2003 to May 2015).
•	Nortel Networks Corporation and Nortel Networks Limited (June 2006 to August 2009).

EDUCATION
•	Master’s in Business Administration, McGill University.
•	Honorary doctoral degrees from St. Mary’s University and Windsor University.

ACCOLADES
•	Named one of Canada’s Top 40 under 40 in 1997, and selected as Canada’s CFO of the Year in 2005.

CENOVUS 2024 CIRCULAR	DIRECTORS | 46

Alexander J. Pourbaix – Non-Independent Director
Director since November 2017 Age: 58 Calgary, Alberta, Canada Executive Chair of the Board since April 2023	Key skills and experience: • Government & Stakeholder Relations • Climate & Emissions • Risk Management • Corporate Governance • Financial, Accounting & Capital Markets Board committees: n/a

EXPERIENCE
•	President & CEO of Cenovus from November 2017 to April 2023.
•

27 years with TC Energy and its affiliates in a broad range of leadership roles, including Chief Operating Officer (October 2015 to April 2017) during which time he was responsible for commercial activity and overseeing major energy infrastructure projects and operations.

•

Held increasingly senior positions with TC Energy including Executive Vice-President and President, Development (March 2014 to September 2015) when he was responsible for leadership and execution of all growth initiatives, President, Energy & Oil Pipelines (July 2010 to February 2014), and President, Energy (July 2006 to June 2010).

•	During his tenure at TC Energy, he gained extensive experience in corporate strategy, business development, mergers, acquisitions and divestitures, as well as stakeholder relations.
•	Past Chair of CAPP.

CURRENT PUBLIC COMPANY BOARD	COMMITTEE MEMBERSHIPS	EXCHANGE

Canadian Utilities Limited		TSX

NRG Energy, Inc.	Compensation	NYSE

PRIOR DIRECTORSHIPS
•	Trican Well Service Ltd. (May 2012 to December 31, 2019).

EDUCATION
•	Bachelor of Law and Bachelor of Arts, University of Alberta.

ACCOLADES
•	Queen’s Platinum Jubilee Medal in recognition of contributions made to Alberta.
•	Canadian Business Leader Lifetime Achievement Award, Canadian Chamber of Commerce.

As a member of management, Mr. Pourbaix complies with the share ownership guidelines for executives. See page 70 for more details on the guidelines.

CENOVUS 2024 CIRCULAR	DIRECTORS | 47

Frank J. Sixt – Independent Director
Director since January 2021 Age: 72 Hong Kong Executive Director, Group Finance Director and Deputy Managing Director, CK Hutchison Holdings Limited	Key Skills and Experience: • Financial, Accounting & Capital Markets • International Markets • Risk Management • Government & Stakeholder Relations • Corporate Governance Board Committee: Governance

EXPERIENCE
•

Executive Director, Group Finance Director and Deputy Managing Director of CK Hutchison Holdings Limited, a publicly traded ports and related services, retail, infrastructure and telecommunications company.

•	Director of Li Ka Shing (Canada) Foundation and Li Ka Shing Foundation Limited.

CURRENT PUBLIC COMPANY BOARD	COMMITTEE MEMBERSHIPS	EXCHANGE

CK Hutchison Holdings Limited (Executive Director, Group Finance Director and Deputy Managing Director)	Sustainability (Chair)	SEHK

CK Infrastructure Holdings Limited (Executive Director)		SEHK

HK Electric Investments Manager Limited as trustee-manager of HK Electric Investments Limited and HK Electric Investments Limited (Alternate Director)		SEHK

Hutchison Telecommunications (Australia) Limited (Chair)	Governance, Nomination & Compensation (Chair)	ASX

TOM Group Limited (Non-Executive Chair)	Nomination Remuneration	SEHK

TPG Telecom Limited (Non-Executive Director)	Governance, Remuneration & Nomination Audit and Risk	ASX

PRIOR DIRECTORSHIPS
•	Husky Energy from August 2000 to March 2021 (when Husky Energy combined with Cenovus).
•	PT Indosat Tbk (January 2022 to September 2023)

EDUCATION
•	Master’s degree in Arts, McGill University.
•	Bachelor’s degree in Civil Law, Université de Montréal.
•	Member of the Bar and of the Law Society of the Provinces of Québec and Ontario, Canada.

See pages 28 and 54 to 55 for more information on Mr. Sixt’s status as an independent director and other and public company board memberships.

CENOVUS 2024 CIRCULAR	DIRECTORS | 48

Rhonda I. Zygocki – Independent Director
Director since April 2016 Age: 66 Friday Harbor, Washington, U.S.

Key Skills and Experience:

•  Health, Safety & Environment

•  Government & Stakeholder Relations

•  Operational & Resource Development

•  International Markets

•  Climate & Emissions

Board Committees:

HRC (Chair)

Governance

EXPERIENCE
•

34 years with Chevron Corporation including as Executive Vice President, Policy and Planning (March 2011 until retirement in February 2015). In this role, she was responsible for global corporate functions overseeing strategy and planning, policy, government and public affairs, health, environment and safety, real estate and technology ventures, and served as Secretary to the Public Policy Committee of the board of directors.

•

Held a number of senior management and executive leadership positions at Chevron in international operations, public affairs, strategic planning, policy, government affairs and health, environment and safety, including Vice President, Policy, Government and Public Affairs (May 2007 to March 2011) and Vice President, Health, Environment and Safety (April 2003 to May 2007).

•

During her tenure with Chevron, Ms. Zygocki represented Chevron in high profile external engagements on topics covering climate change policy, responsible development, shale gas and hydraulic fracturing, global gas flaring reduction, energy policy, corporate responsibility, public-private partnerships, development in Africa and the fight against HIV/AIDS.

CURRENT PUBLIC COMPANY BOARD	COMMITTEE MEMBERSHIPS	EXCHANGE

None

PRIOR DIRECTORSHIPS
•	Woodrow Wilson International Center of Scholars Canada Institute (advisory board member).
•	International Association of Oil and Gas Producers (past Management Committee Chair).

EDUCATION
•	Bachelor’s degree in Civil Engineering, Memorial University of Newfoundland.

ACCOLADES
•	Named by the National Diversity Council as one of the Top 50 Most Powerful Women in Oil and Gas (2014).
•	Award for Leadership Development from the Washington, D.C. chapter of the Society of International Development (2015).

CENOVUS 2024 CIRCULAR	DIRECTORS | 49

Committee memberships and overall attendance

2023 Committee membership and attendance

The Governance Committee and Board consider and confirm Board committee memberships, and committee Chairs, as needed and at least after every annual shareholder meeting.

DIRECTOR	BOARD	AUDIT	GOVERNANCE	HRC	SSR	TOTAL ATTENDANCE

Casey	8/8			5/5	5/5	18/18 (100%)

Crothers	1/1		1/1	1/1		3/3 (100%)

Fok	3/4					3/4 (75%)

Girgulis	1/1		1/1			2/2 (100%)

Kinney	8/8	5/5			5/5	18/18 (100%)

Kvisle	8/8		5/5	5/5		18/18 (100%)

Kwok	8/8		5/5	2/2		15/15 (100%)

Little	8/8			5/5	5/5	18/18 (100%)

MacPhail	3/3	ex officio	2/2	ex officio	ex officio	5/5 (100%)

Marcogliese	8/8	5/5			5/5	18/18 (100%)

McKenzie (CEO)	5/5					5/5 (100%)

Mongeau (Lead Independent Director)	8/8	5/5	3/3		2/2	18/18 (100%)

Pourbaix (Executive Chair)	8/8					8/8 (100%)

Shaw	8/8	5/5			5/5	18/18 (100%)

Sixt	8/8		5/5			13/13 (100%)

Zygocki	8/8		5/5	5/5		18/18 (100%)

2023 Meetings	101/102 (99.02%)	20/20 (100%)	27/27 (100%)	23/23 (100%)	27/27 (100%)	198/199 (99.50%)

Total Attendance does not include ex officio attendance.

Mr. Crothers was appointed to the Board and Governance and HRC Committees effective November 1, 2023.

Mr. Fok retired from the Board effective July 26, 2023.

Mr. Girgulis was appointed to the Board and Governance Committee effective November 1, 2023.

Ms. Kinney was appointed Chair of the Audit Committee effective April 26, 2023.

Mr. Kvisle stepped down as Chair of the Governance Committee effective December 31, 2023 while remaining a member of the Governance Committee.

Ms. Kwok ceased to be a member of the HRC Committee effective April 26, 2023.

As Board Chair, Mr. MacPhail was an ex officio non-voting member of the Audit Committee, the HRC Committee and the SSR Committee by standing invitation, and could vote when necessary to achieve quorum. Mr. MacPhail retired from the Board effective April 26, 2023. On the same date, Mr. Pourbaix was appointed Executive Chair, Mr. Mongeau was appointed Lead Independent Director and Mr. McKenzie was appointed CEO.

Mr. McKenzie was elected to the Board effective April 26, 2023. As a member of management, Mr. McKenzie is not a member of any standing committee of the Board.

Mr. Mongeau stepped down as Chair of the Audit Committee while remaining a member of the Audit Committee, ceased to be a member of the SSR Committee and was appointed a member of the Governance Committee, effective April 26, 2023. Mr. Mongeau was subsequently appointed Chair of the Governance Committee effective December 31, 2023.

Mr. Pourbaix, as Executive Chair, is not a member of any standing committee of the Board.

CENOVUS 2024 CIRCULAR	DIRECTORS | 50

Skills and experience

The table below indicates each director nominee’s level of self-assessed experience or expertise, including board oversight experience, in the areas most important to our Board.

Director skill: ✓
Level of experience or expertise:	• Advanced	• General	• Limited	None

SKILLS AND EXPERIENCE

Senior level oil & gas industry Senior leadership experience at a public oil and gas company.	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓

Executive officer Experience at a major public or private company.		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Strategic planning & execution Experience developing, evaluating, and implementing a corporate strategic plan.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Operational & resource development Experience overseeing oil and gas operations and/or reserves evaluation.	•	•	•	•		•	•	•	•	•	•	•	•

Refining Experience overseeing refining and processing of crude oil assets.	•	•	•	•		•	•	•	•	•	•		•

Marketing & transportation Experience overseeing marketing and/or transportation of crude oil.	•	•	•	•		•	•	•	•	•	•

Financial, accounting & capital markets Experience overseeing treasury, accounting, audit, financing and/or M&A activities.	•	•	•	•	•	•	•	•	•	•	•	•	•

International markets Experience overseeing entities operating in multiple jurisdictions with diverse political, cultural, regulatory and business environments.	•	•	•	•	•	•	•	•	•	•	•	•	•

Risk management Experience overseeing the identification and management of principal risks, and procedures for monitoring and mitigating those risks.	•	•	•	•	•	•	•	•	•	•	•	•	•

Human capital management Experience overseeing compensation philosophy and program design, succession planning, pension and investment plans, labour practices, employee engagement, and organization and talent management.

	•	•	•	•	•	•	•	•	•	•	•	•	•

Government & stakeholder relations Experience overseeing public policy and government and stakeholder relations.	•	•	•	•	•	•	•	•	•	•	•	•	•

Corporate governance Experience overseeing corporate and board governance, including legal and regulatory requirements and best practices.	•	•	•	•	•	•	•	•	•	•	•	•	•

Health, safety & environment Experience overseeing health, safety and environmental matters and the identifying, evaluating and mitigating impacts.	•	•	•	•	•	•	•	•	•	•	•	•	•

Cyber security Experience overseeing enterprise-wide cyber security strategy and the design and implementation of programs to identify, manage and evaluate related risks.	•	•	•	•	•	•	•	•	•		•	•	•

Inclusion & diversity Experience overseeing initiatives and programs to foster I&D and establishing and/or monitoring performance against targets.	•	•	•	•	•	•	•	•	•	•	•	•	•

Climate & emissions Experience overseeing air quality and climate change impacts (including GHG emissions) and establishing and/or monitoring performance against targets.	•	•	•	•	•	•	•	•	•	•	•	•	•

CENOVUS 2024 CIRCULAR	DIRECTORS | 51

As of March 6, 2024, our Board committees are composed of members who have disclosed skills in relevant areas, as shown below.

COMMITTEE	RELEVANT AREAS OF EXPERTISE	SKILLED AND EXPERIENCED MEMBERS

Audit	Financial, accounting and capital markets Risk management Cyber security	4 of 4 (100%) 4 of 4 (100%) 3 of 4 (75%)

Governance	Corporate governance Government & stakeholder relations Risk management	7 of 7 (100%) 7 of 7 (100%) 7 of 7 (100%)

HRC	Human capital management Inclusion & Diversity	5 of 5 (100%) 5 of 5 (100%)

SSR	Health, safety & environment Government & stakeholder relations Climate & emissions	5 of 5 (100%) 5 of 5 (100%) 5 of 5 (100%)

Continuing education

Director sessions in 2023

The sessions, other than the facility tour in Lima, Ohio and lobbying session, were recorded and made available for all directors to view. Director viewings of recorded sessions is not reflected in the list of attendees.

SESSION	PRESENTED BY	DETAILS	TIME FRAME	ATTENDEES

Market Risk Management Education Session: Heavy Oil Value Chain	Cenovus management presented materials prepared by Commercial Strategy, and Enterprise Risk.	Overview of the physical and financial exposures associated with Cenovus’s heavy oil portfolio of assets, including contracts and commitments.	Feb 14, 2023, during Governance meeting	Kinney, Kvisle, Kwok, Pourbaix, Sixt, Zygocki; Kinney attended as a guest

Market Risk Management Education Session: Condensate Value Chain	Cenovus management presented materials prepared by Commercial Strategy, and Enterprise Risk.	Overview of the physical and financial exposures associated with Cenovus’s condensate portfolio of assets, including contracts and commitments.	Apr 25, 2023, during Governance meeting	Kvisle, Kwok, Mongeau, Pourbaix, Sixt, Zygocki; Mongeau attended as a guest

Facility Tour - Lima, Ohio	Lima Refinery staff	Toured the Lima Refinery, including a refinery walking tour and “Journey to World Class” stations (Safety, People, Environmental and Social Responsibility, Risk Management, Reliability, Profitability).	Jul 24, 2023, prior to SSR meeting	Casey, Kinney, Kvisle, Little, Marcogliese, Zygocki

Downstream Process Safety Education Session	Cenovus management presented materials prepared by Downstream Manufacturing, and Health & Safety.	Overview of managing risk to deliver safe operations / safety culture.	Jul 24, 2023, conducted in conjunction with the SSR tour	Casey, Kinney, Kvisle, Little, Marcogliese, Zygocki

CENOVUS 2024 CIRCULAR	DIRECTORS | 52

SESSION	PRESENTED BY	DETAILS	TIME FRAME	ATTENDEES

Market Risk Management Education Session: Natural Gas Value Chain	Cenovus management presented materials prepared by Commercial Strategy, and Enterprise Risk.	Overview of the physical and financial exposures associated with Cenovus’s North American natural gas portfolio of assets, including contracts and commitments.	Jul 25, 2023, during Governance meeting	Kinney, Kvisle, Kwok, McKenzie, Mongeau, Pourbaix, Sixt, Zygocki; Kinney attended as a guest

Market Risk Management Education Session: Commercial	Cenovus management presented materials prepared by Commercial Strategy, and Enterprise Risk.	Opportunity to explore commercial activities to optimize value associated with our assets and resultant commodity price exposures.	Oct 31, 2023, during Governance meeting	Girgulis, Kvisle, Kwok, McKenzie, Mongeau, Pourbaix, Sixt, Zygocki,; Girgulis attended as a guest

Lobbying Education materials	Cenovus management presented materials prepared by Sustainability and Stakeholder Engagement, and Government Affairs.	Overview of Cenovus lobbying governance, policies and reporting standards for Canadian and U.S. jurisdictions.	Oct 31, 2023, (included in the SSR materials and discussed at the SSR meeting)	Casey, Crothers, Kinney, Little, Marcogliese, Shaw; Crothers attended as a guest

Other public company board and committee memberships

Director commitment policy

In 2023, the Board approved a Director Commitment Policy formalizing Cenovus’s commitment to ensuring that all members of the Board are able to devote sufficient time and energy to effectively carry out their duties. The Governance Committee annually assesses each director’s other commitments with reference to the policy, which is summarized below, and a copy is available on cenovus.com.

The policy principles include:

•	Directors who are CEOs or senior executive officers may hold a maximum of one public board membership in addition to Cenovus.

•	Directors who are executive chairs of a public company board may hold a maximum of two public company board memberships in addition to the board on which they are executive chair.

•	Other directors may hold a maximum of five public company board memberships total.

Where a candidate or existing director exceeds, or would exceed, the policy principles, the Governance Committee will assess whether the individual will, or continue to, be able to effectively carry out their duties and responsibilities to Cenovus and if so, where appropriate, use its discretion to approve an exception to the policy based on relevant considerations outlined in the policy and report the determination to the Board.

In addition, our Audit Committee Mandate states that committee members may not serve on the audit committee of more than two other public companies, unless our Board is satisfied that the additional memberships will not impair the ability of the director to effectively serve on our Audit Committee.

See below for details of each Director’s other public company board memberships and the Governance Committee’s assessment of these commitments.

CENOVUS 2024 CIRCULAR	DIRECTORS | 53

Other public company board memberships

See below for details of each Director’s other company board memberships and Governance’s assessment of the Board’s commitments.

DIRECTOR NOMINEE	PUBLIC COMPANY	EXCHANGE(S)

Bradley	CK Asset Holdings Limited Power Asset Holdings Limited	SEHK SEHK

Casey	None

Crothers	Keyera Corp.	TSX

Girgulis	None

Kinney	Intact Financial Corporation	TSX

Kwok	CK Asset Holdings Limited CK Life Sciences Int’l (Holdings) Inc. CK Infrastructure Holdings Limited	SEHK SEHK SEHK

Little	None

Marcogliese	Delek U.S. Holdings, Inc.	NYSE

McKenzie	None

Mongeau	Norfolk Southern Corporation The Toronto-Dominion Bank	NYSE TSX / NYSE

Pourbaix	Canadian Utilities Limited NRG Energy, Inc.	TSX NYSE

Sixt	CK Hutchison Holdings Limited CK Infrastructure Holdings Limited Hutchison Telecommunications (Australia) Limited HK Electric Investments Limited TOM Group Limited TPG Telecom Limited	SEHK SEHK ASX SEHK SEHK ASX

Zygocki	None

Mr. Bradley is a new director nominee.

Director Commitment Policy compliance assessment

Except as noted below, each Director is in compliance with the Audit Committee Mandate and principles set out in the Director Commitment Policy.

Mr. Sixt exceeds the number of public board memberships set out in the Director Commitment Policy. As Group Finance Director and Deputy Managing Director of CK Hutchison Holdings Limited (CK Hutchison), a multinational conglomerate with diverse businesses in about 50 countries/markets (CKHH Group), he has oversight, and is also a director of the public companies listed above, all of which are either subsidiaries or associated companies of CK Hutchison (as disclosed in CK Hutchison’s 2022 annual report). Mr. Sixt helps the CKHH Group businesses ensure that funding requirements are met and monitors the operating and financial performance of its businesses against plans and budgets. Due to the connected nature of entities in the CKHH Group, his roles require less of a time commitment than directorships held on boards of separate companies in unrelated industries.

CENOVUS 2024 CIRCULAR	DIRECTORS | 54

As summarized in the table below, CK Hutchison indirectly holds an over 20% interest in each public company of which Mr. Sixt is a director, as described in each entity’s most recent annual report:

OTHER PUBLIC COMPANY BOARDS	PRINCIPAL ACTIVITIES	CKHH GROUP INTEREST

CK Hutchison	Multinational conglomerate	Ultimate parent company

CK Infrastructure Holdings Limited	Holding company	Indirect Subsidiary	Over 50% interest
Hutchison Telecommunications (Australia) Limited (HTAL)(1)	Holding company	Indirect Subsidiary

HK Electric Investments Limited(2)	Investment holding and trust administration	Associate	Less than 50% interest
TPG Telecom Limited(3)	Telecommunications services	Associate
TOM Group Limited	Technology and media	Associate

(1)	No remuneration paid.
(2)	33.37% equity interest held indirectly by Power Assets Holdings Limited, which is 27% owned by the CKHH Group. Mr. Sixt is an alternate director only.
(3)	25.05% interest held by HTAL. Mr. Sixt elects to have his fees paid to nominating shareholder.

Mr. Sixt, as a former member of the Husky Energy board of directors and as a member of the Board starting in 2021, has historically and consistently demonstrated strong commitment, and the ability to devote sufficient time and energy to effectively carry out his duties and responsibilities as a director. In 2023, Mr. Sixt’s Board and committee meeting attendance was 100%. In addition, in 2022 Mr. Sixt’s aggregate meeting attendance at his other public company boards was 99%.

Mr. Sixt’s years of experience serving on Husky Energy’s board prior to its combination with Cenovus in 2021 gives him a unique and strong understanding of the legacy Husky Energy business, as well as its assets and key markets which were new to Cenovus, including offshore assets in Asia Pacific and Atlantic Canada, and midstream and downstream assets in Canada and the U.S. Mr. Sixt’s external directorships and multinational experience has given him extensive knowledge and experience, which makes him a valuable member of the Board, all of which contribute to the success of Cenovus’s business and creation of long-term value for shareholders.

Based on an assessment of factors outlined in the Director Commitment Policy, including the benefits of Mr. Sixt’s experience set out above, the Governance Committee approved an exception to the policy in respect of Mr. Sixt.

Certain directors, while in compliance with the Director Commitment Policy, may, from time to time, hold external board positions in excess of certain institutional investor’s voting policies. In the case of Mr. Pourbaix, who transitioned to the role of Executive Chair on April 26, 2023, and holds two external board positions in addition to his Executive Chair role with Cenovus, the Governance Committee has determined that Mr. Pourbaix’s prior experience as CEO of Cenovus is of significant value and provides the Board, among other things, direct access to Mr. Pourbaix’s knowledge of our corporate, strategic and operational background and development, advanced management expertise and understanding of Cenovus’s business.

The Board is confident Mr. Pourbaix is devoting, and will continue to devote, sufficient time and energy to effectively carry out his duties to Cenovus, as well as his external commitments. In 2023, Mr. Pourbaix’s meeting attendance demonstrated his ability to commit sufficient time to the Board, participating in 100% of Board meetings, and in 2022 (the most recent year available) his attendance at his other public company boards was 100%. In addition, Mr. Pourbaix has actively supported management’s execution of the company’s strategy, focusing on external matters relevant to Cenovus and the industry, including advancement of policy that supports a competitive Canadian energy sector and ongoing leadership with the Pathways Alliance, in the manner, and with the time commitment, expected by the Board.

CENOVUS 2024 CIRCULAR	DIRECTORS | 55

Interlocking board memberships

Our Board considers it good governance to avoid interlocking relationships (where directors serve together on the same outside boards or committees), if possible. The Board examines each situation on its own merits, looking at any material relationships that may affect independence. The only public company interlocks are set out below:

COMPANY	BRADLEY	KWOK	SIXT	COMMITTEE INTERLOCKS

CK Asset Holdings Limited	•	•		None

CK Infrastructure Holdings Limited		•	•	None

The Board has determined that these interlocking memberships do not impair the ability of Mr. Bradley, Ms. Kwok or Mr. Sixt to exercise independent judgment as members of the Board.

Cease trade orders, bankruptcies, penalties or sanctions

To our knowledge, none of our directors have been subject to a cease trade order (now or within the last 10 years), a bankruptcy (now or within the last 10 years), or penalties or sanctions (ever), as detailed below.

AREA	RESPONSE

Cease trade orders – Now or within the past 10 years, has any director been a director, CEO or CFO of any company that was subject to a cease trade order (or an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in good effect for a period of more than 30 consecutive days) while the person acted as a director, CEO or CFO in that capacity or because of an event that occurred while the person acted in that capacity?	No

Bankruptcy – Now or within the past 10 years, has any director been a director or executive officer of any company that was or became bankrupt, had bankruptcy or insolvency proceedings started against it, had an arrangement with creditors or had a receiver appointed to hold its assets while the person acted in that capacity or within one year of the person ceasing to act in that capacity?	No

Personal bankruptcy – Now or within the past 10 years, has any director become bankrupt, had bankruptcy or insolvency proceedings started against them, had an arrangement with creditors or had a receiver appointed to hold their assets?	No

Penalties and sanctions – Has any director been subject to any penalties or sanctions imposed by a court or securities regulatory authority or entered into a settlement agreement with a securities regulatory authority or had other sanctions or penalties a shareholder may consider important when voting for a director?	No

Director compensation

Philosophy

Our compensation for non-employee directors is designed to serve three purposes:

•	Attract individuals with the qualities, expertise and industry experience needed to be effective stewards.

•	Reflect the time commitment and responsibilities assumed when serving on our Board and its committees.

•	Align our directors’ interests with those of our shareholders.

Governance

The Governance Committee reviews and makes recommendations to the Board about compensation and share ownership guidelines for non-employee directors.

CENOVUS 2024 CIRCULAR	DIRECTORS | 56

Governance engages an independent consultant to benchmark director compensation using the same peer group we use for executive compensation (see page 72 for more details). The consultant also provides information on board compensation governance and best practice trends.

Governance makes director compensation recommendations to the Board considering the:

•	Advice, peer data and recommendations of the consultant.

•	Recommendations and materials provided by management.

The Committee has full discretion over the director compensation recommendations it makes to the Board.

Overview

We have a flat fee structure for director compensation. The structure eliminates meeting fees and uses a fixed grant date value for deferred share units (DSUs) awarded to directors. Our flat fee program:

•	Reduces variability of directors’ fees.

•	Promotes efficiency, objectivity and independence of directors as stewards of Cenovus.

•	Reduces administrative costs and complexity.

•	Reflects the time commitment of directors.

•	Aligns director compensation with shareholder interests.

The CEO and the Executive Chair do not receive director compensation. See page 86 for details of Mr. McKenzie’s compensation and page 87 for Mr. Pourbaix’s compensation.

2023 changes to director compensation structure

Director compensation was last reviewed in 2021 following the Husky Energy transaction and no changes have been made since that review other than to introduce the Lead Independent Director retainer of $45,000 in addition to the director retainer of $90,000/year for a total of $135,000/year, following the creation of that role in 2023.

Director DSU Plan

Each non-employee director receives an annual grant under our Director DSU Plan. DSUs are ownership interests that have the same economic value as common shares. DSUs are not voting securities.

DSUs vest immediately and accrue dividend equivalents when dividends are paid on common shares.

New directors receive an initial grant of DSUs upon joining the Board. Directors may also elect to receive any or all of their remuneration in the form of DSUs.

DSUs may only be redeemed after a director’s term ends. DSUs must be redeemed by December 15 of the year after the director leaves the Board.

When redeemed, the current value of DSUs is paid to the director in cash, less any taxes or withholdings. The current value is the number of DSUs in the director’s account on the day they are redeemed multiplied by the market value.

The market value of DSUs is the average trading price (volume weighted) of a Cenovus common share on the TSX over the five trading days immediately before a grant or redemption.

Special rules apply to directors who are U.S. taxpayers or where the U.S. Internal Revenue Code of 1986, as amended, is applicable.

CENOVUS 2024 CIRCULAR	DIRECTORS | 57

2023 director compensation structure

ROLE	FEES ($)

Non-Executive Board Chair
Annual retainer	195,000
Annual DSU award	285,000

Lead Independent Director
Annual retainer	135,000
Annual DSU award	150,000

Other non-employee directors
Annual retainer	90,000
Annual DSU award	150,000

Annual committee chair retainers (paid in addition to retainers and awards above)
Audit	30,000
Governance	20,000
HRC	25,000
SSR and any other committee not listed	20,000

Committee members (excluding respective committee chair)
Annual committee member retainer	10,000

All non-employee directors (as applicable)
Travel fee (per instance)	1,500
International travel fee (per instance)	3,000

Annual retainers are pro-rated for periods of partial service.

Effective April 26, 2023, the role of Non-Executive Board Chair was replaced with the role of Executive Chair, and the role of Lead Independent Director was established. As of such date, Mr. MacPhail retired as Non-Executive Board Chair, Mr. Pourbaix was appointed Executive Chair and Mr. Mongeau was appointed as Lead Independent Director. See page 2 for more details about the Leadership Transition.

The travel fee is paid when a director travels to a Board or committee meeting location which is:

•	Outside of the province or state of their normal residence.

•	Outside the country of their normal residence, if they are not resident in Canada or the U.S.

CENOVUS 2024 CIRCULAR	DIRECTORS | 58

Director compensation table

Compensation to non-employee directors for the year ended December 31, 2023, is set out below.

DIRECTOR	FEES EARNED ($)	SHARE-BASED AWARDS ($)	TOTAL ($)

Casey	117,500	150,000	267,500

Crothers	18,233	150,000	168,233

Fok	51,359	150,000	201,359

Girgulis	19,576	150,000	169,576

Kinney	131,127	150,000	281,127

Kvisle	120,000	150,000	270,000

Kwok	106,214	150,000	256,214

Little	116,000	150,000	266,000

MacPhail	65,892	285,000	350,892

Marcogliese	124,500	150,000	274,500

Mongeau (Lead Independent Director)	153,088	150,000	303,088

Shaw	113,000	150,000	263,000

Sixt	103,000	150,000	253,000

Zygocki	128,000	150,000	278,000

Total	1,367,489	2,235,000	3,602,489

Mr. Crothers and Mr. Girgulis were appointed to the Board effective November 1, 2023, and their fees are prorated to that date.

Mr. Fok retired from the Board effective July 26, 2023, and his fees are prorated to that date.

Mr. MacPhail retired from the Board effective April 26, 2023, and his fees are prorated to that date.

Fees earned include travel fees.

Share-based awards. On January 1, 2023, independent directors received a grant value in DSUs of $285,000 (Non-Executive Chair) and $150,000 (remaining independent directors) converted to DSUs using the volume-weighted average price of the common shares on the TSX on the last five trading days prior to the January 1 grant date being: $25.8422. On November 10, 2023, Mr. Crothers and Mr. Girgulis received a grant value in DSUs of $150,000 converted to DSUs using the volume-weighted average price of the common shares on the TSX on the last five trading days prior to the November 10 grant date being: $25.0369.

CENOVUS 2024 CIRCULAR	DIRECTORS | 59

Director retainer DSU elections

In 2023, most of our directors elected to receive all or a portion of their total compensation in the form of DSUs. By doing so, directors voluntarily enhance their alignment with the interests of our shareholders.

2023 DIRECTOR RETAINER DSU ELECTIONS

Detailed 2023 director fees

DIRECTOR	BOARD RETAINER	COMMITTEE CHAIR RETAINER	COMMITTEE MEMBER RETAINER	TRAVEL FEES	TOTAL FEES EARNED	FEES TAKEN IN DSUs		FEES TAKEN IN CASH
	($)	($)	($)	($)	($)	($)	(%)	($)	(%)

Casey	90,000	–	20,000	7,500	117,500	117,500	100	–	–

Crothers	14,918	–	3,315	–	18,233	–	–	18,233	100

Fok	51,359	–	–	–	51,359	–	–	51,359	100

Girgulis	14,918	–	1,658	3,000	19,576	–	–	19,576	100

Kinney	90,000	20,440	13,187	7,500	131,127	32,782	25	98,345	75

Kvisle	90,000	20,000	10,000	–	120,000	120,000	100	–	–

Kwok	90,000	–	13,214	3,000	106,214	–	–	106,214	100

Little	90,000	–	20,000	6,000	116,000	87,000	75	29,000	25

MacPhail	62,678	–	3,214	–	65,892	32,946	50	32,946	50

Marcogliese	90,000	20,000	10,000	4,500	124,500	124,500	100	–	–

Mongeau	120,659	9,615	16,814	6,000	153,088	153,088	100	–	–

Shaw	90,000	–	20,000	3,000	113,000	–	–	113,000	100

Sixt	90,000	–	10,000	3,000	103,000	103,000	100	–	–

Zygocki	90,000	25,000	10,000	3,000	128,000	128,000	100	–	–

TOTAL	1,074,532	95,055	151,402	46,500	1,367,489	898,816	54	468,673	46

Mr. Crothers and Mr. Girgulis were appointed to the Board and Governance Committee effective November 1, 2023. In accordance with the Director DSU Plan, their election to take compensation in DSUs, if any, will commence in Q1 2024.

Ms. Little was appointed to the Board effective January 1, 2023, and elected to receive 100% of her total compensation in DSUs. In accordance with the Director DSU Plan, this election commenced on April 1, 2023 and the percentage of fees taken in DSUs and cash for 2023 was allocated proportionately.

Total fees earned excludes the value of the annual DSU award.

CENOVUS 2024 CIRCULAR	DIRECTORS | 60

Outstanding Director awards

All our share-based awards for directors are in the form of DSUs, which vest immediately. Cenovus does not grant stock options to non-employee directors.

DIRECTOR	TOTAL DSUs AWARDED/ACCRUED DURING 2023 (#)	VALUE OF DSUs AWARDED/ACCRUED DURING 2023 ($)	TOTAL VALUE OF DSUs HELD AS AT DECEMBER 31, 2023 ($)

Casey	12,360	272,908.80	1,546,416.96

Crothers	6,028	133,098.24	133,098.24

Fok	6,160	136,012.80	0

Girgulis	6,028	133,098.24	133,098.24

Kinney	9,123	201,435.84	1,912,238.40

Kvisle	13,431	296,556.48	2,504,755.20

Kwok	6,744	148,907.52	932,085.12

Little	9,653	213,138.24	213,138.24

MacPhail	15,375	339,480.00	2,841,320.64

Marcogliese	14,427	318,548.16	3,308,202.24

Mongeau	15,692	346,479.36	3,372,830.40

Shaw	6,525	144,072.00	714,464.64

Sixt	11,211	247,538.88	1,016,077.44

Zygocki	14,597	322,301.76	3,331,496.64

TOTAL	147,354	3,253,576.32	21,959,222.40

The table above includes:

•	DSUs awarded as an initial grant.

•	DSUs awarded when a director elected to take some or all of their retainers in DSUs.

•	Any dividend equivalents credited, in the form of DSUs, consistent with common share dividends declared in 2023.

The value of DSUs was determined by multiplying the number of DSUs by the closing price of the common shares on the TSX on December 29, 2023 of $22.08.

DSUs vest immediately when they are credited to the director’s account but may be redeemed only upon the departure of the director from Cenovus by resignation, termination or retirement.

Fractional units were excluded from the table.

Director share ownership guidelines

To align their interests with shareholders, directors who are not employees must hold at least three times the value of their annual compensation in common shares. DSUs count as common shares for this purpose. Management directors are subject to executive share ownership guidelines, see page 70.

New directors must reach the guideline within five years of joining the Board.

To address fluctuations in share price that could cause a director to go below the guideline amount, a director may restore any shortfall by December 31 of the following year.

CENOVUS 2024 CIRCULAR	DIRECTORS | 61

Director share ownership status on March 6, 2024

	AT-RISK INVESTMENT – BENEFICIAL SHAREHOLDINGS			MULTIPLE OF 2023 COMPENSATION	OWNERSHIP GUIDELINE ($)	STATUS
DIRECTOR	COMMON SHARES ($)	DSUs ($)	TOTAL ($)

Casey	427,414	1,855,657	2,283,071	8.5	802,500	In compliance

Crothers	49,528	309,223	358,751	2.1	504,702	In compliance

Girgulis	288,228	309,223	597,451	3.5	508,729	In compliance

Kinney	101,472	2,255,940	2,357,412	8.4	843,380	In compliance

Kvisle	3,503,200	2,904,273	6,407,473	23.7	810,000	In compliance

Kwok	338,529	1,183,477	1,522,006	5.9	768,643	In compliance

Little	24,160	396,779	420,939	1.6	798,000	In compliance

Marcogliese	1,570,400	3,783,407	5,353,807	19.5	823,500	In compliance

Mongeau	8,202,199	3,854,148	12,056,347	39.8	909,263	In compliance

Shaw	309,755	945,356	1,255,111	4.8	789,000	In compliance

Sixt	1,370,306	1,275,358	2,645,664	10.5	759,000	In compliance

Zygocki	967,221	3,808,920	4,776,141	17.2	834,000	In compliance

The value of common shares and DSUs in the table above was determined by multiplying the number of common shares and DSUs by $24.16, which was the closing price of our common shares on the TSX on March 6, 2024.

As of March 6, 2024, all our directors complied with the guidelines. Ms. Little, Mr. Crothers and Mr. Girgulis have no share ownership guideline obligations to fulfil until 2028, five years following their respective appointments to the Board in accordance with the timeline set out in the share ownership guidelines.

CENOVUS 2024 CIRCULAR	DIRECTORS | 62

EXECUTIVE COMPENSATION

Highlights

Strong Compensation Practices

•   100% independent HRC.

•   Independent compensation advisor to HRC.

•   Pay for performance of 87% for CEO and 80% for other NEOs.

•   Incentives tied to strategy and annual business plan, including ESG targets.

•   Relevant Peer Group (geography, size and industry).

•   Maximum performance share unit (PSU) payout of 2.0 requires relative total shareholder return (RTSR) performance in 90th percentile or greater.

•   Best practice share ownership requirements for executives.

•   Until executives meet ownership guidelines at least 50% of PSU payouts must be used to purchase common shares.

•   Analysis and consideration of realizable pay outcomes.

•   Updated Clawback Policy in place for executive officers is compliant with NYSE requirements.

•   Annual compensation risk assessment.

•   Double-trigger change of control provisions for long-term incentive (LTI) participants.

•   ESG incorporated into annual corporate scorecard and individual performance objectives for executives.

•   No defined benefit pension plan for new hires starting in 2019.

•   Proactively engage with key shareholders and proxy advisory firms.

•   Shareholder approval required for certain amendments to Stock Option Plan.

•   No hedging of Cenovus securities allowed.

•   No repricing of options.

Our Named Executive Officers (NEOs)

Jonathan M. McKenzie
President & Chief Executive Officer (CEO)

Alex J. Pourbaix
Executive Chair of the Board (Executive
Chair)

Karamjit (Kam) S. Sandhar
Executive Vice-President &
Chief Financial Officer (CFO)

Jeffrey R. Hart
Executive Vice-President, Corporate &
Operations Services

Keith A. Chiasson
Executive Vice-President &
Chief Operating Officer (COO)

J. Drew Zieglgansberger
Executive Vice-President &
Chief Commercial Officer (CCO)

Norrie C. Ramsay
Executive Vice-President, Upstream –
Thermal, Major Projects & Offshore

IN THIS SECTION YOU WILL FIND:
Letter to shareholders	Page 64
Compensation governance	Page 66
Compensation philosophy	Page 71
Elements of 2023 executive compensation program	Page 73
2023 executive compensation	Page 80
NEO profiles	Page 86
Performance graph	Page 93
Compensation tables	Page 95

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 63

Letter to shareholders

Dear fellow shareholders,

2023 was a year of succession and new opportunities. Cenovus continued to focus on factors within our control, including safe and reliable operations, creating shareholder value and enhancing our position as a sustainability leader. The results of these efforts are reflected in the HRC Committee’s executive compensation decisions, including corporate scorecard performance, which determines part of our executive and employee compensation. The following pages explain Cenovus’s executive compensation philosophy and practices, and how these were applied to our executive compensation decisions for 2023.

Achievements and challenges in 2023 Safety is always our top priority. We were successful in safeguarding our staff and Conventional assets during the Alberta wildfires, safely reinstalling a detached underwater umbilical line in our Asia Pacific operations and registering fewer process safety events (PSEs) than targeted. However, we did not meet our total recordable injury frequency target. Cenovus values safety above all else, and management will re-focus its personal safety efforts in 2024.

In the upstream business, while we underperformed in relation to our target production, we finished the year with strong operational performance, driven by exceptional fourth quarter results and our second highest quarterly production rates ever. Other achievements included adding new oil sands sustaining wells and progressing our West White Rose Project. In the downstream business, we safely restarted the Superior Refinery and restarted and completed the acquisition of the Toledo Refinery. We also kicked off the Core Optimization Program to streamline systems and processes across the company.

From a financial perspective, Cenovus generated approximately $8.8 billion in adjusted funds flow(1) and $4.5 billion in free funds flow(1) in 2023, and continued to drive our net debt(1) down to just over $5 billion by the end of 2023, putting us closer to our $4 billion target. In alignment with our capital allocation strategy, we returned $2.8 billion to our shareholders through share buybacks, dividends and the payment of our warrant purchase liability.

The 2023 Corporate Performance Scorecard was revised to include strategic initiatives and a sustainability performance index, better reflecting areas important to our business. We successfully advanced strategic initiatives, including, among others, the creation of Duvernay Energy Corporation with Athabasca Oil Corporation, and the purchase for cancellation of 45.5 million warrants for $711 million, which meaningfully contributed to shareholder returns. We also achieved target or above target performance in our sustainability performance index measures related to absolute operated emissions, developing water management plans, caribou habitat restoration, Indigenous business spend and women in leadership.

The Board set the final corporate score at 73%, noting Cenovus’s below target performance in total recordable injuries, upstream production and adjusted funds flow, with better than target performance in PSEs, the sustainability performance index and strategic initiatives. The Board did not exercise discretion with respect to the corporate score. You can read more about our corporate scorecard on pages 74 and 82 to 84.

Pay for performance We pay for performance, as seen in the lower corporate performance score compared with 2022. Although there were achievements and challenges, overall corporate performance in 2023 fell below target, directly impacting the corporate score outlined above. Despite falling short of our corporate targets, Cenovus outperformed a majority of PSU peers over the three-year PSU period from 2021 to 2023, delivering 229% total shareholder return (peer group median was 189%, Cenovus ranked in the 81st percentile). Please see the Executive Compensation section on the following pages of the circular for more detail on Cenovus’s executive compensation philosophy, governance and outcomes for 2023.

Leadership transition and performance Our thorough succession planning process contributed to a smooth transition of the President & CEO role from Alex Pourbaix to Jon McKenzie in April 2023. As part of the transition, we implemented updated compensation for our new CEO and the Executive Chair, consistent with our established compensation philosophy.

Of Mr. McKenzie’s 2023 target total direct compensation (salary, bonus and LTI), 76% was tied to share price performance. The individual performance score for the CEO was 90%, representing 20% of his annual bonus, which reflected his strong leadership, meaningful progress on debt reduction and delivery on the shareholder returns framework.

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 64

Of Mr. Pourbaix’s target total direct compensation, 77% was tied to share price performance. The individual performance score for the Executive Chair was also 90%, representing 20% of his annual bonus, which reflected his contributions to the industry and significant advocacy efforts throughout 2023, including his direct involvement in discussions with Canadian provincial and federal governments regarding effective policy development.

Full details of our NEOs’ 2023 key results and compensation can be found starting on page 86.

As always, we welcome shareholder feedback on Cenovus’s executive compensation and business practices. You can contact us directly at the address set out in the Governance section of this circular.

/s/ Claude Mongeau

Claude Mongeau

Lead Independent Director

/s/ Rhonda I. Zygocki

Rhonda I. Zygocki

HRC Chair

(1)	Adjusted funds flow, free funds flow and net debt are non-GAAP measures. Read more on page D-1.

CENOVUS 2024 CIRCULAR	COMPENSATION | 65

Compensation Governance

Decision making structure

HRC assists the Board by reviewing and making recommendations to the Board on compensation and human resources matters. Our Board makes decisions on compensation for the CEO and HRC has the authority to make decisions on compensation for other executives.

HRC receives information and recommendations from our compensation consultant, the Lead Independent Director and the Executive Chair (with respect to CEO performance), the CEO and the Executive Chair (with respect to performance of other NEOs) and our management.

Decision process

HRC role

HRC has oversight of and makes recommendations to the Board on Cenovus’s people strategy, culture, engagement and I&D, as appropriate, in support of achieving our business strategy.

HRC is responsible for:

•	Reviewing corporate goals and objectives relevant to the CEO and the Executive Chair’s compensation.

•	Evaluating the CEO’s and the Executive Chair’s respective performance against those goals and objectives.

•	Assessing compensation competitiveness relative to market.

•	Based on those factors, recommending the CEO and the Executive Chair’s respective pay, including salary, annual performance incentives and LTI awards, to the Board.

•	Making recommendations to the Board on the number or value of incentive awards for all employees.

•	Recommending all executive officer employment agreements and compensation.

You can find the full HRC Mandate at cenovus.com.

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 66

HRC membership

Our HRC includes only independent directors, who provide a strong level of leadership and governance over the design and execution of our compensation programs. As set out in the table below, HRC members are highly experienced senior executives who have dealt with numerous compensation issues over the course of their careers.

HRC members are well equipped to inquire, debate, provide guidance and make decisions in respect of a wide range of human resources and compensation matters.

MEMBER	HUMAN RESOURCES AND COMPENSATION SKILLS AND EXPERIENCE

Zygocki (Chair)

•   HRC member since April 27, 2016, and Chair since April 25, 2018.

•   Numerous executive leadership positions during her previous 34-year tenure at Chevron Corporation, from which Ms. Zygocki brings a breadth of knowledge and understanding of oil and gas industry compensation practices.

Casey

•   HRC member since April 29, 2020.

•   Executive leadership positions with integrated, refining and midstream oil and gas companies, providing him with in-depth knowledge and understanding of compensation issues throughout the oil and gas industry.

•   As a director and former director of private midstream companies, Mr. Casey is experienced with the governance of compensation and board decisions on compensation matters.

Crothers

•   HRC member since November 1, 2023.

•   Former President and Country Chair of Shell Canada (Shell), where he had oversight of the Shell Pension Board, led employee engagement and culture, was responsible for integrated talent management and ensuring sound succession processes and staff development, and approved compensation, pension and benefits programs.

•   Committee member of the Nominations and Recruitment Committee for the Nature Conservancy of Canada Alberta Regional Board, and People and Culture Committee for Convrg Innovations Inc.

Kvisle

•   HRC member since January 1, 2021.

•   Former President and CEO of both Talisman Energy Inc. (now Repsol Oil & Gas Canada Inc.) and TransCanada Corporation (now TC Energy Corporation).

•   Director and Chair of both ARC Resources Ltd. and Finning International Inc., and former director of Cona Resources Ltd.

•   In each of these positions, Mr. Kvisle managed or oversaw (board and committee governance level) executive compensation programs in oil and gas, energy and infrastructure companies.

Kwok

•   HRC member since January 1, 2021, and ceased to be a member April 26, 2023.

•   As Chair, director and CEO of Amara Holdings Inc. and Chair of the Remuneration Committee of CK Life Sciences Int’l., (Holdings) Inc., Ms. Kwok has in-depth experience with executive compensation matters and decision processes at both the operational and oversight levels.

Little

•   HRC member since January 1, 2023.

•   Executive and senior leadership positions with energy transportation and midstream oil and gas companies, providing her with insight into and experience in human capital and compensation matters.

•   As the former Chair of the Remuneration Committee of Diversified Energy Company plc, Ms. Little is experienced with the governance of compensation and board decisions on compensation matters.

Full bios of each of the directors are set out beginning on page 86. The Board is satisfied that the collective skills and experience of the members enable HRC to make decisions and recommendations on our compensation policies and practices.

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 67

Compensation consultants

WTW has provided the company with compensation consulting services since Cenovus’s inception. Since 2019, WTW has been the compensation consultant to both management and HRC. WTW provides advice on compensation philosophy, peer group determinations, policy and program design and risk, executive compensation competitiveness, trends and best practices.

There is a clear and direct reporting relationship between WTW and HRC. Regular meetings are held between WTW and HRC without management present. Executive compensation consulting advice is retained and managed directly by the HRC Chair.

WTW provides advice to the HRC Committee, supports management in the area of executive compensation and provides services to management in other human resources areas. Work for management may include pension and related investment asset management advice. As the ongoing services retained by management are standard in nature and do not present any conflicts with the services retained by the HRC Committee, neither the Board nor the HRC Committee must pre-approve the arrangement. WTW has protocols in place to ensure that they are in a position to provide independent advice, and each year outlines those protocols and any other relevant matters to HRC to facilitate its regular consideration of their independence.

Executive compensation consultant fees

CONSULTING SERVICE	RETAINED BY	2023 FEES ($)	2022 FEES ($)

Executive compensation – related fees	HRC	419,223	411,746

Director compensation	Governance	14,257	–

Other	Management	1,008,915	889,315

TOTAL		1,442,395	1,301,061

Other fees include assistance with pension and benefits (including actuarial services), non-executive compensation advice and services related to the Husky Energy transaction for non-executives. In 2022 and 2023 respectively, $76,903 and $2,586 of Other fees were with respect to the Husky Energy transaction.

Consultant’s role in decision process

The advice, information and recommendations provided by WTW are considered, but not exclusively relied on, by HRC in its decisions and recommendations, and by the Board in its decisions regarding executive compensation.

The decisions of HRC and the Board about executive compensation reflect:

•	Compensation consultant advice and guidance.

•	Current industry trends and best practices.

•	Legal advice.

•	Peer data.

•	Other information and recommendations from management.

•	The discretion and judgement of HRC and the Board.

Compensation risk oversight

HRC’s primary duties and responsibilities are to:

•	Approve our compensation philosophy and program design.

•	Review potential risks to financial or reputational well-being from our executive compensation program.

•	Recommend to the Board for approval the CEO’s and the Executive Chair’s employment agreements, compensation, and executive share ownership guidelines and amendments to LTI plans and agreements.

•

Review reports and information from our Management Pension Committees related to our pension plans and non-pension savings and investment plans, and convey information and recommendations to the Board.

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 68

•	Approve and report to the Board on executive vice-president employment agreements, compensation, succession planning and performance measures for annual and long-term incentive plans.

The executive compensation program design considers the risks to which we are exposed in pursuit of our strategic objectives. Executive compensation is linked to operational risk management so that financial incentives reinforce a focus on safety, execution excellence, environmental and social responsibility, and shareholder value creation. Effective risk management and sound operational business practices and controls are aligned to shareholder value creation through the linkage of over 50% of executive compensation to share price and its relative strength compared to peers.

WTW completed a compensation risk assessment in the fall of 2023. The purpose of the assessment was to identify:

•	Policies and practices that could encourage inappropriate, excessive risk taking by employees.

•	Any risks arising from our compensation policies, incentive programs and practices that would be likely to have a material adverse effect on Cenovus.

There were no risks identified that would be reasonably likely to have a material adverse effect on Cenovus.

In addition, we utilize the below policies to reduce compensation-related risk.

Clawback Policy

In March 2020, we adopted a Clawback Policy applicable to all executive officers. Under the policy and in certain situations, the Board has the discretion to:

•	Cancel any annual performance incentive (bonus) payments or unvested long-term incentive awards.

•	Require reimbursement of paid bonuses or incentive awards.

The Board has discretion where:

•

An accounting restatement of any or all of our financial statements is required due to material non-compliance with any financial reporting regulations and the executive officer’s intentional misconduct or fraud caused or materially contributed to the need for the restatement, or

•

The executive officer was financially enriched by their fraud, theft or failure to disclose a material conflict of interest that affected the business, reputation, operations or capital of Cenovus in a manner that resulted in a material decrease in the price of the common shares.

The Clawback Policy was updated in November 2023 to comply with the listing requirements of the NYSE. In addition to the Board discretion noted above, in the event of an accounting restatement of the Corporation’s financial results due to material non-compliance of the Corporation with any financial reporting requirement under securities laws, the Corporation shall require each executive officer to repay and/or forfeit compensation received by the executive officer for the three fiscal years immediately preceding the restatement that exceeds the amount of compensation that otherwise would have been received had it been determined based on such restatement. The Board has the discretion to cancel awards, withhold payments or take such other actions as it deems appropriate to recoup all such amounts from each executive officer and such recoupment shall be on a pre-tax basis and without regard to the executive officer’s involvement in the restatement.

A copy of our Clawback Policy is available on our website on cenovus.com.

Non-competition and non-solicitation provision

Each of our CEO’s and Executive Chair’s terms of employment include a non-competition and non-solicitation provision. Under the provision, both during employment and for a period of time thereafter, each individual must have our prior written consent to:

•

accept employment with or consult for an oil and/or natural gas exploration or production business, and, in the case of the CEO, any refining entity, operating in any area Cenovus operates and which is included in our current PSU Peer Group (see page 77 for more information).

•	solicit, encourage or cause any employee to cease working with Cenovus.

•	solicit, encourage or cause any service provider to cease doing business with Cenovus.

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 69

Cenovus is entitled to both injunctive relief and any other remedies available if either individual breaches or threatens to breach the provision.

Mr. Hart’s terms of employment include a non-competition and non-solicitation provision which provides that both during employment, and for a period of time thereafter, he must not:

•	be employed with or consult for any company in our most recent PSU Peer Group.

•	solicit, encourage or cause any employee to cease working with Cenovus.

•	solicit, encourage or cause any service provider to cease doing business with Cenovus.

Executive share ownership guidelines

We believe it is important to closely align the interests of our executives with our shareholders. One way we do this is by requiring executives to hold a minimum number of Cenovus common shares. DSUs and unvested tranches of PSUs where the performance for a relevant period has been determined count as common shares for this purpose.

The executive share ownership guidelines and compliance are reviewed regularly by HRC. Each of our NEOs is in compliance with their share ownership guidelines. See page 85.

EXECUTIVE	SHARE OWNERSHIP GUIDELINE	TIME TO ACCRUE

CEO	6.0 times annual base salary	2 years from appointment

Executive Chair	6.0 times annual base salary	2 years from appointment

Executive Vice-Presidents	3.0 times annual base salary	5 years from appointment

Compliance with the guidelines is determined based on:

UNIT	VALUED USING THE GREATER OF:

Common shares	Average weighted purchase price	Common share closing price on the TSX at time of compliance measurement
DSUs	Average weighted grant price
Unvested tranches of PSUs	Average weighted grant price

Starting in 2022, executives must use 50% of the after-tax value of all PSU payouts to purchase common shares, until their share ownership guideline is met.

Double-trigger change of control provisions

Starting in 2021, all our LTI grants are subject to double-trigger change of control provisions. The provisions require both a change of control and termination as a result of the change of control for early payout of the grants. This ensures that the interests of shareholders and employees are aligned when considering the benefits of significant transactions.

Prohibition on hedging

Cenovus employees, executives and directors are prohibited from entering into financial derivative transactions which could result in a profit from a decrease in our common share price.

Prohibited transactions include purchasing financial instruments, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to offset decreases in the value of common shares granted or held, directly or indirectly.

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 70

Compensation philosophy

HRC approves and reports to the Board on our compensation philosophy. Our philosophy demonstrates how we align executive interests with the interests of our shareholders, specifically:

•	We pay for performance, reflecting both individual and corporate results, and expected behaviours that align with our business strategy over the short and long term.

•	Our total compensation opportunity includes salary, annual performance and long-term incentives and benefits to support attraction, retention and engagement.

•

Our total direct compensation (TDC) includes salary, annual performance and long-term incentives, and is aimed at the 50th percentile of our Executive Compensation Peer Group for target performance, with flexibility to align pay with performance.

•	We differentiate individual TDC based on capability, performance and potential.

Annual compensation cycle for HRC

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 71

Executive Compensation Peer Group

Our Executive Compensation Peer Group (Peer Group) is used to benchmark the compensation of the executives, including the NEOs. It includes companies with North American oil and gas and related operations or capital intensive or commodity cyclical companies of similar size and complexity, which we compete with for talent. We look at companies beyond the oil and gas industry to better consider broader market dynamics and in appreciation of transferability of executive talent.

We select our Peer Group by considering several factors, including size, complexity of business, revenue, assets, market capitalization, enterprise value, total employees, geographic scope of operations and ownership structure.

In 2023, HRC reviewed the Peer Group for continued alignment with the factors outlined above. Based on the review, HRC approved, starting in 2023, the removal of ATCO Ltd. from the Peer Group for compensation decisions.

COMPANY	2023 REVENUE ($BILLION)		MARKET CAPITALIZATION ($BILLION)		TOTAL ENTERPRISE VALUE ($BILLION)

Canadian Natural Resources Limited	36.0		92.7		103.6

Enbridge Inc.	43.6		101.8		187.7

Hess Corporation	14.2	(1)	58.6	(2)	69.8	(2)

Imperial Oil Limited	51.0		40.4		43.9

Nutrien Ltd.	39.2	(1)	37.0	(2)	52.4	(2)

Ovintiv Inc.	14.7	(1)	15.8	(2)	24.6	(2)

Pembina Pipeline Corporation	9.1		25.0		37.6

Suncor Energy Inc.	49.1		54.8		68.5

TC Energy Corporation	15.9		53.7		125.6

Teck Resources Limited	15.0		29.0		37.1

Valero Energy Corporation	195.4	(1)	57.3	(2)	69.7	(2)

50th percentile	36.0		53.7		68.5

CENOVUS ENERGY INC.	52.2		41.3		49.6

Source: Bloomberg and company financial statements

(1)	U.S. dollar values converted at the 2023 average annual exchange rate of US$1.00 to C$1.35.
(2)	U.S. dollar values converted at the December 29, 2023 exchange rate of US$1.00 to C$1.32.

2023 revenue is as of the year end of the peer company. All other amounts are as of December 29, 2023.

Similar peer groups of companies are used in determining the RTSR performance for our PSU grants as described on page 77. Differences between the Executive Compensation and PSU peer groups reflect the specific purpose of each group (i.e., benchmarking of executive pay versus comparing company shareholder return performance).

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 72

Elements of 2023 executive compensation program

Additional information on each of the elements is on the following pages. More information on the Stock Option Plan can be found on page 78.

Base salary

We determine the base salary of our executives annually. We consider experience, scope of responsibilities, individual performance and strategic leadership over the course of the year.

We also look at the competitiveness of each executive’s compensation compared to recent market data.

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 73

Annual performance incentive award (bonus)

The annual performance incentive award—or bonus—rewards performance achieved in the year. It is made up of two components: corporate and individual performance. The target opportunity is aligned to the 50th percentile of our Peer Group.

Annual NEO bonus target opportunity

Each NEO has the opportunity to receive an annual bonus based on a percentage target of their base salary and award ranges and weightings.

NEO & TITLE	TARGET OPPORTUNITY (OF SALARY)	AWARD RANGE (OF TARGET OPPORTUNITY)	WEIGHTING (OF TARGET OPPORTUNITY)
			CORPORATE	INDIVIDUAL

McKenzie, CEO	115%	0-200%	80%	20%
Pourbaix, Executive Chair	115%
Sandhar, EVP & CFO	70%		70%	30%
Hart, Corporate & Operations Services	70%
Chiasson, EVP & COO	80%
Zieglgansberger, EVP & CCO	80%
Ramsay, EVP, Upstream – Thermal, Major Projects & Offshore	70%

Corporate performance scorecard

The corporate component of the annual bonus is based on our scorecard. The scorecard measures our business performance in four areas: safety and environment, operations, finance and strategic initiatives. Our targets focus performance on key elements of our business and strategy, while observing our corporate risk policies. The targets are set within defined performance ranges based on the capital and operating budget approved by the Board for the year. HRC and the Board assess our corporate performance against the respective targets after the end of each financial year.

Calculation of corporate performance score. The performance score on each measure is multiplied by its weighting, then all the weighted scores are added up. The result is an overall corporate performance score between zero and 200%.

Board and committee discretion. The final score is recommended by HRC to the Board for approval. The Board may exercise discretion, upon recommendation of the HRC Committee, over the final corporate performance score, where considered appropriate and upon consideration of, among things, whether the score appropriately reflects our performance in each area, and the safety and environment, operational and financial outcomes over the course of the year.

Individual performance

Each year our executives, like all employees, identify goals and objectives for their individual annual performance agreements. Those goals and objectives:

•	Align with our business plan and strategy, including ESG initiatives.

•	Provide performance focus throughout the year.

The CEO and the Executive Chair consult with the Board to set and approve their goals. The CEO approves the other NEOs’ goals.

HRC evaluates the CEO’s performance on their goals and objectives, with insight from the Executive Chair. HRC, with support from the Lead Independent Director, evaluates the Executive Chair’s performance on their goals and objectives. The CEO evaluates the performance of the other NEOs. These assessments are used to determine the individual performance component of the annual bonus.

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 74

Board and committee discretion. The Board has discretion to adjust the individual performance component of each of the CEO’s and the Executive Chair’s annual bonus, where it deems appropriate. HRC has discretion to adjust the individual performance component of the annual bonus award for other NEOs, where it deems appropriate.

Long-term incentives

Our LTI program aligns the interests of our executives and employees with our shareholders and supports our executives in achieving their executive share ownership guidelines.

We believe it is important to include performance measures to determine vesting amounts, in addition to the inherent share price risk found in share-based incentives.

LTIs are granted annually in conjunction with our annual compensation cycle. Grant recommendations consider individual performance, prior grants, potential and retention, and competitive market data.

Board discretion. The Board, on the recommendation of HRC, has discretion over the amount of LTIs granted.

KEY TERMS	PERFORMANCE SHARE UNITS (PSUs)	RESTRICTED SHARE UNITS (RSUs)	STOCK OPTIONS (OPTIONS)

Weighting	50% of annual LTI grant	25% of annual LTI grant	25% of annual LTI grant

Term	3 years	3 years	7 years

Description	Whole share units subject to performance criteria	Whole share units subject to time-based vesting conditions	Option to acquire common shares

Primary objective	Align to shareholder interests over medium term and reward performance of objectives	Align to shareholder interests over medium term	Align to shareholder interests over longer term

Performance measures	RTSR for 2021, 2022 and 2023 grants	Common share market value over time	Value accrues when common share price exceeds exercise price

Vesting	See page 76 for a description of PSU vesting	See page 77 for a description of RSU vesting	30% vests on each of first and second anniversary of grant and 40% vests on third anniversary

Payout	Paid in: • Cash based on the 5-day volume-weighted average price at vesting. • Common shares	Paid in: • Cash based on the 5-day volume-weighted average price at vesting. • Common shares	May acquire common shares at the exercise price or receive cash for the value accrued (market value less exercise price)

Performance share units

The PSUs we grant have a combination of one-year and three-year performance periods. Each performance period is eligible to vest following completion of the respective period.

Payout occurs following vesting of the PSUs. PSUs vest when:

•	all performance periods in a PSU grant are eligible to vest, and

•	the HRC Committee approves the PSU performance criteria outcome and performance scores for each of the performance periods.

A performance period can vest even if HRC approves a performance score of zero for that period.

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 75

PSU performance measures and performance periods

GRANT	MEASURES	PERIODS	WEIGHTING	VESTING PERIOD

2021	2021 RTSR 2022 RTSR 2023 RTSR 3-Year RTSR	January 1 to December 31, 2021 January 1 to December 31, 2022 January 1 to December 31, 2023 As of December 31, 2023	10% 10% 10% 70%	3 Years
2022	2022 RTSR 2023 RTSR 2024 RTSR 3-Year RTSR	January 1 to December 31, 2022 January 1 to December 31, 2023 January 1 to December 31, 2024 As of December 31, 2024	10% 10% 10% 70%
2023	2023 RTSR 2024 RTSR 2025 RTSR 3-Year RTSR	January 1 to December 31, 2023 January 1 to December 31, 2024 January 1 to December 31, 2025 As of December 31, 2025	10% 10% 10% 70%

Dividend equivalents are credited, in the form of additional PSUs, when we declare dividends on our common shares. PSUs that do not vest at the end of the three-year performance period are not paid out and are cancelled.

PSU performance criteria. Relative total shareholder return (RTSR) is calculated based on the percentile ranking of Cenovus’s total shareholder return (TSR) relative to our PSU peer group (PSU Peer Group) over the same period.

That percentile ranking determines the PSU performance score for that period.

TSR is calculated with the following formula:

TSR =	(	Volume-weighted average share price for last 30 trading days of the applicable performance period	–	Volume-weighted average share price for the last 30 trading days before the start of the applicable performance period	+	Dividend equivalents paid during the applicable performance period	)

Volume-weighted average share price for the last 30 trading days before the start of the applicable performance period

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 76

PSU peer groups. The Cenovus PSU Peer Group against which our RTSR performance criteria is measured is designed to demonstrate our corporate performance relative to similarly situated peers.

Following the completion of the Husky Energy transaction on January 1, 2021, the Cenovus PSU Peer Group was revised.

CENOVUS PSU PEER GROUP

Characteristics	• Upstream and/or integrated energy producers • Commodity price exposure • Enterprise value > $10 billion • North American / Global operations • Compete for same investor dollars

Companies	Apache Corporation BP Plc. Canadian Natural Resources Limited Chevron Corporation ConocoPhillips Devon Energy Corporation Hess Corporation Imperial Oil Limited Ovintiv Inc. Suncor Energy Inc.

Applicable Years	2021 PSU grant 2022 PSU grant 2023 PSU grant

RTSR performance scores by level

PERFORMANCE LEVEL	RTSR PERFORMANCE CRITERIA	PERFORMANCE SCORE

Minimum	< 25th percentile	0.00

Threshold	25th percentile	0.25

Target	50th percentile	1.00

Maximum	90th percentile or >	2.00

Actual payouts are interpolated between the 25th and 90th percentiles.

The HRC decides the PSU performance criteria, performance scores and payouts. Vested PSUs are paid out following the HRC’s decisions.

Restricted share units

Starting in 2022, RSUs were included in the LTIs granted to executives. Prior to 2022, annual RSU grants were limited to non-executive North American salaried employees.

The vesting schedule of our outstanding RSUs is below.

GRANT	APPLICABLE EMPLOYEE GROUP	VESTING DATE	WEIGHTING

2021	Non-executive employees	First anniversary of grant date Second anniversary of grant date Third anniversary of grant date	33% 33% 34%

2022	Non-executive employees	First anniversary of grant date Second anniversary of grant date Third anniversary of grant date	20% 20% 60%
	Executive employees	Third anniversary of grant date	100%

2023	All employees	Third anniversary of grant date	100%

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 77

Payout occurs when eligible RSUs vest in accordance with the terms of the grant agreement and are paid in one or a combination of:

•	Cash based on the 5-day market value at vesting.

•	Common shares.

Dividend equivalents are credited, in the form of additional RSUs, when we declare dividends on our common shares. RSUs that do not vest at the end of the applicable vesting period are not paid out and are cancelled.

Stock options

Our Stock Option Plan is the only active compensation program under which equity securities have been authorized to be issued.

Starting in 2022, the weighting of options issued to executives was reduced from 50% to 25% of their total LTI grant.

Options do not have performance vesting criteria but only have value if the share price at the time of exercise is higher than the grant price.

See Schedule A for details of our Stock Option Plan.

Husky Energy Options & Replacement Options

Before it was acquired by Cenovus, Husky Energy granted stock options (Husky Options) to its officers and employees under the stock option plan dated November 16, 2018 (Husky Stock Option Plan).

As a result of the Husky Energy transaction, any Husky Options outstanding immediately before the acquisition on January 1, 2021 were exchanged for options to purchase Cenovus common shares (Replacement Options) and the Husky Options were immediately cancelled.

The calculation for the number of Replacement Options issued for each Husky Energy share issuable on exercise immediately before exchange was multiplied by 0.7845 and rounded down to the nearest whole share.

Similarly, the exercise price for each Replacement Option was divided by 0.7845 and rounded up to the nearest whole cent.

The Replacement Options are governed under the terms of the Husky Stock Option Plan. They will vest and may be exercised under the terms of that plan.

No new options, including Replacement Options, will ever be granted under the Husky Stock Option Plan. Once all Replacement Options are exercised, expired or terminated under the Husky Stock Option Plan, that plan will be terminated.

See Schedule A for details of the Husky Stock Option Plan.

Stock option grants and burn rate during 2023, 2022 and 2021.

	OPTIONS GRANTED UNDER THE STOCK OPTION PLAN (#)	BURN RATE (%)

2021	6,344,629	0.315

2022	2,031,379	0.104

2023	1,571,389	0.083

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 78

Shares authorized and reserved for issue as of December 31, 2023. The number of common shares authorized and reserved for issuance under our Stock Option Plan was approved by shareholders on November 30, 2009. Total common shares authorized and reserved under our Stock Option Plan will not exceed 64,000,000 common shares, representing approximately 3.42% of the total number of common shares outstanding. The number of common shares authorized and reserved for issuance under the Husky Stock Option Plan was approved by shareholders on November 16, 2018. The following table provides details regarding Cenovus’s equity compensation plans approved by securityholders as at December 31, 2023:

	NUMBER OF SHARES AUTHORIZED FOR ISSUE UPON THE EXERCISE OF OUTSTANDING OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS	NUMBER OF SHARES REMAINING AVAILABLE FOR FUTURE ISSUANCE

Stock Option Plan	11,894,783 (0.64% of outstanding)	$13.66	30,234,137 (1.62% of outstanding)

Husky Stock Option Plan	788,227 (0.04% of outstanding)	$ 6.49	0 (0% of outstanding)

Total	12,683,010 (0.68% of outstanding)	$13.22	30,234,137 (1.62% of outstanding)

Other compensation

We provide additional benefits to our NEOs that are competitive with market practice to support recruiting and retention.

Retirement and pension benefits

We believe it is important to provide for the future retirement of our employees through retirement and pension benefits. Our programs provide long-term financial security and support retention.

Cenovus’s Canadian Pension Plan, which includes both a defined benefit provision (the Cenovus DB Plan) and a defined contribution provision (the Cenovus DC Plan), is a registered pension plan. Our employees, including our NEOs, participate in either the Cenovus DB Plan or Cenovus DC Plan. As of January 1, 2019, the Cenovus DB Plan was closed to all new hires.

In Cenovus’s Canadian Pension Plan, pensionable earnings for NEOs include base salary plus annual bonus capped at 40% of salary. Annual bonus is not included in pensionable earnings for non-executive participants in Cenovus’s Canadian Pension Plan.

Effective July 1, 2022, the legacy Canadian retirement programs of Cenovus and Husky Energy were harmonized. On July 1, 2022, former employees of Husky Energy who participated in the Husky DC Plan joined the Cenovus DC Plan. As well, in 2022 the Husky DC Plan assets held by individuals were transferred into a corresponding Cenovus DC Plan account.

Cenovus DB Plan

Under the Cenovus DB Plan, pension benefits are based on 2% of final average pensionable earnings multiplied by the number of years of membership in the Cenovus DB Plan. The normal retirement age is 70. Employees may take their pension as early as age 60 with pension benefits reduced by 3% per year before age 65. There is no reduction in benefits for retirement between age 65 and 69.

Cenovus DC Plan

Under the Cenovus DC Plan, employer contributions are made into individual employee accounts at a rate of 8% of pensionable earnings, with the exception of former Husky Energy employees who receive 9% of pensionable earnings if they had attained this rate prior to July 1, 2022. In addition, the Cenovus DC Plan has an employer matching component valued at 2% of pensionable earnings, which is a 50% match of employee contributions.

For the Cenovus DC Plan, each employee individually manages the investment of their account balances from a variety of investment options made available by Cenovus. Interest earned on their DC account balance is derived from the performance of their individually selected investment options.

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 79

Supplemental Pension Plans

We pay pension benefits under our Cenovus DB Plan and our Cenovus DC Plan up to the permitted levels for registered pension plans under the Income Tax Act (Canada). Additional pension benefits above such levels, yet within the limits applicable to Cenovus’s Canadian Pension Plan, are payable from Cenovus’s supplemental DB and DC pension plans.

Perquisites

We provide an annual allowance, parking, financial and retirement planning services, matching of personal contributions to an investment plan of up to 5% of base salary, and health and wellness services.

2023 executive compensation

2023 executive compensation

The decisions we made for the 2023 compensation of our CEO, Executive Chair and other NEOs are based on our compensation philosophy to:

•	Pay for performance.

•	Align the interests of the NEOs with those of our shareholders.

•	Balance objectives of market competitiveness and retention.

We continue to take a prudent approach to executive compensation in response to market volatility and share price performance. Total direct compensation remains targeted at the 50th percentile of our Peer Group.

Our 2023 Named Executive Officers (NEOs) are:

•	Jonathan M. McKenzie – President & CEO.

•	Alexander J. Pourbaix – Executive Chair and former CEO.

•	Karamjit (Kam) S. Sandhar – Executive Vice-President & CFO.

•	Jeffrey R. Hart – Executive Vice-President, Corporate & Operations Services and former CFO.

•	Keith A. Chiasson – Executive Vice-President & COO.

•	J. Drew Zieglgansberger – Executive Vice-President & CCO.

•	Norrie C. Ramsay – Executive Vice-President, Upstream – Thermal, Major Projects & Offshore.

On January 1, 2021:

•	Mr. McKenzie was appointed Executive Vice-President & COO.

•	Mr. Pourbaix was President & CEO.

•	Mr. Sandhar was Executive Vice-President, Strategy & Corporate Development.

•	Mr. Hart joined Cenovus and was appointed Executive Vice-President & CFO.

•	Mr. Chiasson was Executive Vice-President, Downstream.

•	Mr. Zieglgansberger was appointed Executive Vice-President, Upstream – Conventional & Integration.

•	Dr. Ramsay was appointed Executive Vice-President, Upstream – Thermal, Major Projects & Offshore.

On March 1, 2022, Mr. Zieglgansberger was appointed Executive Vice-President, Natural Gas & Technical Services.

On April 26, 2023:

•	Mr. McKenzie was appointed President & CEO.

•	Mr. Pourbaix transitioned to Executive Chair.

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 80

On September 1, 2023:

•	Mr. Sandhar was appointed Executive Vice-President & CFO.

•	Mr. Hart was appointed Executive Vice-President, Corporate & Operations Services.

•	Mr. Chiasson was appointed Executive Vice-President & COO.

•	Mr. Zieglgansberger was appointed Executive Vice-President & CCO.

2023 base salaries

Mr. McKenzie’s base salary was $760,000 on January 1, 2023, and on April 26, 2023, upon taking the position of CEO, increased to $1,100,000, which is slightly below the 25th percentile of the Executive Compensation Peer Group.

Mr. Pourbaix’s base salary was $1,300,000 on January 1, 2023, and on April 26, 2023, upon taking the position of Executive Chair, decreased to $660,000.

Mr. Hart’s base salary was $560,000 on January 1, 2023, and on March 1, 2023 increased to $595,000.

Mr. Sandhar’s base salary was $500,000 on January 1, 2023, on March 1, 2023, increased to $525,000 and on September 1, 2023, upon taking the position of Executive Vice-President & Chief Financial Officer, further increased to $595,000.

Mr. Chiasson’s base salary was $575,000 on January 1, 2023, on March 1, 2023, increased to $610,000, and on September 1, 2023, upon taking the position of Executive Vice-President & Chief Operating Officer, further increased to $650,000.

Mr. Zieglgansberger’s base salary was $610,000 on January 1, 2023, and on September 1, 2023, upon taking the position of Executive Vice-President & Chief Commercial Officer, increased to $650,000.

Dr. Ramsay’s base salary was $570,000 on January 1, 2023, and on March 1, 2023 increased to $610,000.

2023 annual performance incentive awards (bonuses)

The annual bonus rewards individual and corporate performance achieved in the year. The target opportunity is positioned slightly below the 50th percentile of our Peer Group, which reflects our compensation philosophy to pay for performance and align with shareholder interests. Corporate performance is assessed by HRC and the Board using the corporate performance scorecard.

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 81

2023 NEO annual bonus award

For each NEO we determined the payout amount for their 2023 annual bonus award as detailed in the table below. Information on the calculation of their 2023 bonus awards and corporate performance component are set out below and information on the performance of the NEOs under the individual performance component can be found in their respective NEO Profiles beginning on page 87.

NEO	BASE SALARY ($)	BONUS ELIGIBLE SALARY ($)	TARGET OPPORTUNITY (OF SALARY)	CORPORATE AND INDIVIDUAL PERFORMANCE (AWARD x WEIGHTING)			ACTUAL 2023 BONUS
				CORPORATE	+	INDIVIDUAL	(OF BONUS ELIGIBLE SALARY)	($)

McKenzie	1,100,000	989,450	115%	(73% x 80%)		(90% x 20%)	87.86%	869,330

Pourbaix	660,000	868,095	115%	(73% x 80%)		(90% x 20%)	87.86%	762,709

Sandhar	595,000	544,167	70%	(73% x 70%)		(90% x 30%)	54.67%	297,496

Hart	595,000	595,000	70%	(73% x 70%)		(90% x 30%)	54.67%	325,287

Chiasson	650,000	617,500	80%	(73% x 70%)		(75% x 30%)	58.88%	363,584

Zieglgansberger	650,000	623,333	80%	(73% x 70%)		(75% x 30%)	58.88%	367,019

Ramsay	610,000	610,000	70%	(73% x 70%)		(70% x 30%)	50.47%	307,867

Bonus Eligible Salary reflects the salary used for the purposes of calculating bonus and takes into consideration mid-year changes in position, as determined by the Board.

Corporate performance scorecard

The corporate performance targets and performance ranges were set in December 2022, based on Cenovus’s 2023 strategy and business plan and adjusted by the Board for acquisition and divestiture activity during the year and 2022 year-end results for any metrics which are measured on a cumulative basis.

The 2023 corporate performance scorecard (2023 Scorecard) emphasizes safety and environment, operational, and financial measures, and strategic initiatives. Other objectives for the 2023 Scorecard were to:

•	Be easy to understand for both shareholders and employees.

•	Drive organizational efforts towards generating shareholder value.

Starting in 2023, our corporate scorecard reflects the following changes:

•

Environmental metric: The new sustainability performance index replaced absolute GHG emissions and doubled the weight to 10%, including 5% of the overall scorecard attributed to the absolute emissions (in CO2e) performance, to better reflect our broader approach to sustainability and each of our five ESG focus areas and related targets: climate & GHG emissions, water stewardship, biodiversity, Indigenous reconciliation and inclusion & diversity. This allows us to track our progress on sustainability more broadly rather than measuring only performance on our absolute GHG emissions. To read more about our sustainability leadership or our ESG focus areas, see page 22.

•

Strategic initiatives: This new category reflects important initiatives, which are expected to have a material impact on the company that may not be captured elsewhere in the scorecard. Assessment is qualitative and the Board will use its discretion to determine how we performed on key initiatives such as execution of our capital projects, carbon risk mitigation, profitable growth projects and significant transactions. This metric has a 10% weighting.

•

Downstream operational availability: We replaced downstream mechanical availability with a slightly broader method of measuring refinery downtime. It tracks the percentage of time units at our operated refineries are free from equipment failures and regulatory and process-related downtime. Planned turnarounds are excluded.

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 82

•

Controllable general & administrative (G&A) costs: We replaced reported G&A to exclude certain items that are not directly in control of management (e.g. stock-based compensation and non-cash accounting impacts) to more closely match actual performance on controllable costs. The weighting for the metric was reduced to 5% from 10%.

•	Capital investment: Weighting was reduced to 10% from 15%.

•

Adjusted funds flow: We replaced free funds flow to exclude capital investment given that capital investment is already accounted for in a separate metric. The metric’s weighting was reduced to 10% from 15%.

2023 Scorecard performance

The Board’s assessment of Cenovus’s performance against the 2023 Scorecard targets is shown below.

PERFORMANCE MEASURE	WEIGHTING	ADJUSTED TARGET	ACTUAL RESULTS	BOARD DETERMINED SCORE ADJUSTMENTS	WEIGHTED SCORE

Safety and environment	20%

Total recordable injury frequency	5%	0.25	0.32	–	0%

Process safety performance (events)	5%	27	25	–	10%

Sustainability performance index	10%	Calculated score	14%	–	14%

Operational	45%

Upstream production (MBOE/d)	15%	806	779	–	0%

Downstream operational availability (%)	15%	97.0	95.5	–	9.4%

Upstream non-fuel operating costs ($/BOE)	15%	9.86	10.11	–	10.2%

Financial	25%

Controllable G&A ($ millions)	5%	598	604	–	4.5%

Capital investment ($ millions)	10%	4,281	4,298	–	9.8%

Adjusted funds flow ($ millions)	10%	11,991	8,803	–	0%

Strategic	10%

Strategic initiatives	10%	performed	outperformed	–	15%

Calculated 2023 corporate performance score					73%

Board discretion					–

Final 2023 corporate performance score					73%

Adjusted target

Absolute operated emissions, capital investment and adjusted funds flow metrics and performance ranges were adjusted to account for the timing of the Toledo Refinery acquisition. The metrics and ranges for Indigenous business spend and women in leadership were adjusted to account for 2022 year-end results.

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 83

Safety & environment

Total recordable injury frequency is connected to our goal to be a sustained top-quartile performer in process and occupational safety, as measured against industry benchmarks. Reporting is a critical part of our safety management programs and Cenovus employees must report all work injuries and safety incidents, which will not negatively impact the employee.

Process safety performance (events) are the unintentional releases of hazardous material from primary containment that exceed defined Tier 1 and 2 thresholds. Process safety is the control of process hazards in a facility, which if released have the potential to impact people, the environment, our assets and our reputation.

Sustainability performance index scores are calculated independently, with the percentage score on the face of the scorecard being the sum of the individual measures within the index.

Operational

Downstream operational availability applies to operated refinery assets only. It is determined using Solomon’s measure showing the percentage of time units were free from equipment failures, regulatory and process-related downtime. Planned turnarounds are excluded. Solomon Associates provides data driven insight across the industry and draws on an extensive historical and proprietary database of operational performance for refineries.

Financial

Controllable G&A incorporates integration expense such as salaries, benefits, other G&A costs, but excludes costs that are not directly in control of management, such as long-term incentives (LTI), stock-based compensation and non-cash accounting impacts.

Adjusted funds flow is a non-GAAP measure. Read more on page D-1.

Strategic

Strategic initiatives captures important initiatives for the company which may not be directly reflected elsewhere in the scorecard. This category is intended to be primarily qualitative, based on performance during the year on important strategic initiatives which are expected to have a material impact on the company. Specific initiatives considered in determining the score for 2023 included: safe restart of Toledo Refinery, successful response to an unprecedented wildfire season in Alberta, safe and effective response to a deep water umbilical cord being accidentally dislodged by a third-party vessel in our Asia Pacific offshore business, successful closing of the repurchase of 45 million warrants for $711 million which contributed to meaningful shareholder returns, and formation of the Duvernay Energy Corporation with Athabasca Oil Corporation to extract value of the company’s Duvernay lands, which closed in 2024.

Calculated 2023 corporate performance score may not add due to rounding.

Board and committee discretion. The Board has discretion to adjust scores based on major safety, environmental or operational incidents that are beyond the control of management, upon recommendation of the HRC Committee.

2023 Scorecard performance was 73%. The HRC Committee and the Board considered and were satisfied that the score appropriately reflected Cenovus’s performance and did not exercise discretion to adjust the final score. Cenovus’s annual performance is reviewed in the 2023 year-end and fourth-quarter results news release available at cenovus.com.

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 84

Long-term incentives

Annual decisions about 2023 LTI grants were made in February 2023, and subsequent grants were issued in connection with certain role changes. Starting in 2022, the weighting of the LTI grant to our executives was revised to be 50% PSUs, 25% RSUs and 25% options. Aggregate award values are around the 50th percentile compared to our Peer Group.

NEO	RSUS (25% OF LTIs)		PSUS (50% OF LTIs)		OPTIONS (25% OF LTIs)		TOTAL ($)
	(#)	($)	(#)	($)	(#)	($)

McKenzie	66,014	1,527,364	132,030	3,054,774	249,983	1,527,393	6,109,531

Pourbaix	63,473	1,561,709	126,947	3,123,442	201,773	1,561,723	6,246,874

Sandhar	16,558	408,333	33,117	816,694	52,922	408,348	1,633,376

Hart	17,273	424,990	34,546	849,980	54,909	424,996	1,699,966

Chiasson	19,645	487,564	39,291	975,157	63,734	487,594	1,950,315

Zieglgansberger	19,645	487,564	39,291	975,157	63,734	487,594	1,950,315

Ramsay	16,257	399,992	32,514	799,984	51,679	399,995	1,599,972

The 2021 PSUs completed vesting with a combined performance multiplier of 1.65 and were paid in 2024. The grant was based on RTSR performance over four periods. It is summarized in the table below.

PERFORMANCE PERIOD	WEIGHTING	CENOVUS TSR	RTSR PERFORMANCE	PERFORMANCE MULTIPLIER

January 1, 2021 to December 31, 2021	10%	115%	83rd percentile	1.84

January 1, 2022 to December 31, 2022	10%	70%	74th percentile	1.60

January 1, 2023 to December 31, 2023	10%	-10%	36th percentile	0.58

January 1, 2021 to December 31, 2023	70%	229%	81st percentile	1.78

Executive share ownership status on March 6, 2024

NEO	SHARE OWNERSHIP GUIDELINE (MULTIPLE OF BASE SALARY)	TIMELINE TO ACCRUE	VALUE OF BENEFICIAL SHAREHOLDINGS	SHARE OWNERSHIP MULTIPLE	STATUS

McKenzie	6.0	April 26, 2025	$20,035,941	17.58	In compliance

Pourbaix	6.0	November 6, 2019	$34,625,401	50.55	In compliance

Sandhar	3.0	January 1, 2026	$ 4,341,762	7.00	In compliance

Hart	3.0	January 1, 2026	$ 2,179,033	3.60	In compliance

Chiasson	3.0	March 1, 2024	$ 4,979,234	7.38	In compliance

Zieglgansberger	3.0	June 1, 2021	$ 4,998,793	7.41	In compliance

Ramsay	3.0	December 1, 2024	$ 3,144,008	5.07	In compliance

Value of beneficial shareholdings do not include common shares acquired after December 31, 2023, from Cenovus’s match of personal contributions to the investment plan, and were determined in accordance with the share ownership guidelines set out on page 70, using the greater of the average weighted price and $24.16, which was the closing price of our common shares on the TSX on March 6, 2024.

As of March 6, 2024, all our NEOs complied with the guidelines. Mr. McKenzie, Mr. Sandhar, Mr. Hart and Dr. Ramsay have no share ownership guideline obligations to fulfil until April 26, 2025, January 1, 2026, January 1, 2026, and December 1, 2024, respectively, in accordance with the timelines set out in the share ownership guidelines.

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 85

NEO profiles

Jonathan M. McKenzie, President & Chief Executive Officer

CEO since: April 2023	Bio: See Mr. McKenzie’s director nominee biography on page 45.

Key results considered in 2023 individual performance

KEY RESULTS

•  Fostered continued strong safety and reliability performance across the portfolio and ongoing improvement in process and occupational safety across the business on our journey to top-quartile performance, including ending the year with 25 tier 1 and tier 2 process safety events ahead of the target of 27 events for the year.

•  Guided the completion of the Superior Refinery Rebuild Project and start up of operations as well as the closure of the Toledo Refinery acquisition and start up of operations. Both refineries achieved full operational start up in the third quarter of 2023.

•  Guided the restart of the West White Rose Project, with the conical slip concrete pour complete for the gravity based structure and mechanical completion of the topsides on track. Guided the project start up of the Narrows Lake expansion at Christina Lake, the Foster Creek expansion and the Sunrise expansion. All capital projects are on time and on budget and are expected to add significantly to shareholder returns and the resilience of the company in the coming years.

•  Optimized corporate functions to enable our company strategy by initiating the core optimization project, which will modernize the company’s enterprise resource planning system. The project will enhance the standardization and management of data across the company, updating our energy trading and risk systems while providing a single platform for continuous growth and margin expansion.

• Demonstrated a continued commitment to positive workplace culture and ensured the company took concrete steps to respond to employee feedback provided through the 2022 organizational health survey.

2023 Compensation

COMPONENT	VALUE ($)

Salary	989,450

Share-based awards (PSUs and RSUs)	4,582,138

Options	1,527,393

Annual incentive award / bonus	869,330

Pension	609,129

All other compensation	93,658

TOTAL COMPENSATION	8,671,098

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 86

Alexander J. Pourbaix, Executive Chair of the Board

Executive Chair since: April 2023	Bio: See Mr. Pourbaix’s director nominee biography on page 47.

Key results considered in 2023 individual performance

KEY RESULTS

• Fostered a maturing culture of safe and reliable operations and led continuous improvement towards top-quartile performance with some operations achieving top quartile.

•  Developed a plan to fully achieve our 2035 greenhouse gas emissions reduction target through a combination of carbon capture and storage projects, cogeneration projects, methane emissions reduction, energy efficiency and scope 2 reductions.

• Delivered $2.8 billion of total returns to common shareholders in 2023, representing a competitive total yield of 6.8% based on the closing share price as at December 31, 2023.

•  Successfully responded to an unprecedented wildfire season in Alberta, which lasted 23 weeks and resulted in major operational challenges in Rainbow Lake, Kaybob-Edson, Elmworth, Wapiti, Kakwa and Clearwater. The scale and speed of the wildfires necessitated evacuations for employees, contractors and their families. As a result of staff’s significant response effort, the fires resulted in no material damage to Cenovus’s operating facilities, minimal impacts to people’s homes, and a safe restoration of production over the balance of the year.

•  Led the industry in significant advocacy efforts throughout 2023, including being directly involved in many discussions with the provincial and federal governments in Canada, providing information and perspectives to support the development of effective policies.

2023 Compensation

COMPONENT	VALUE ($)

Salary	868,095

Share-based awards (PSUs and RSUs)	4,685,151

Options	1,561,723

Annual incentive award / bonus	762,709

Pension	138,809

All other compensation	93,436

TOTAL COMPENSATION	8,109,923

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 87

Karamjit (Kam) S. Sandhar, Executive Vice-President & Chief Financial Officer

Executive Vice-President & CFO since: September 2023	Bio: Mr. Sandhar was Executive Vice-President, Strategy & Corporate Development of Cenovus from January 2021 to September 2023; from January 2020 to January 2021, Mr. Sandhar was Senior Vice-President, Conventional (and Senior Vice-President, Deep Basin of Cenovus prior to the Deep Basin segment being renamed the Conventional segment in the first quarter of 2020); from December 2017 to December 2019, Mr. Sandhar was Senior Vice-President, Strategy & Corporate Development; from July 2016 until December 2017, Mr. Sandhar was Vice-President, Investor Relations & Corporate Development; and from May 2016 to July 2016, Mr. Sandhar was Vice-President, Investor Relations.

Key results considered in 2023 individual performance

KEY RESULTS

• Stewarded financial framework with a balanced approach to growth of the business, continued shareholder returns and reduction of our net debt.

• Achieved gross debt reduction with the repurchase of US$1.0 billion of debt reducing annual interest costs by $82 million and achieved a credit rating upgrade at Fitch.

• Repurchased over $1.0 billion in shares while increasing the base dividend by 33%.

• Continued to enhance Cenovus’s relationship with the investment community through active participation in conference calls, meetings with investors, analysts and key stakeholders.

• Successfully closed the acquisition of the 50% operated interest in the Toledo Refinery for US$300 million.

• Successfully closed the acquisition of 45 million warrants for $711 million.

2023 Compensation

COMPONENT	VALUE ($)

Salary	544,167

Share-based awards (PSUs and RSUs)	1,225,027

Options	408,348

Annual incentive award / bonus	297,496

Pension	233,110

All other compensation	76,028

TOTAL COMPENSATION	2,784,176

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 88

Jeffrey R. Hart, Executive Vice-President, Corporate & Operations Services

Executive Vice-President, Corporate & Operations Services since: September 2023	Bio: From January 2021 to September 2023, Mr. Hart was Executive Vice-President & CFO; from November 2018 to January 2021, he was Chief Financial Officer of Husky Energy; from April 2018 to November 2018, Mr. Hart was Acting Chief Financial Officer of Husky Energy; and from October 2015 to April 2018, Mr. Hart was Vice President, Controller of Husky Oil Operations Limited.

Key results considered in 2023 individual performance

KEY RESULTS

• Continued to optimize capital structure reducing gross debt and obtained credit rating upgrades.

• Delivered long-term insurance strategy for Cenovus.

• Successfully progressed enhancements to Emergency Response Plan.

• Progressed safety culture and performance by beating target on process safety events and completing safety leadership training for operational leadership.

2023 Compensation

COMPONENT	VALUE ($)

Salary	589,167

Share-based awards (PSUs and RSUs)	1,274,970

Options	424,996

Annual incentive award / bonus	325,287

Pension	89,448

All other compensation	79,853

TOTAL COMPENSATION	2,783,721

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 89

Keith A. Chiasson, Executive Vice-President & Chief Operating Officer

Executive Vice-President & COO since: September 2023	Bio: From March 2019 to September 2023, Mr. Chiasson was Executive Vice-President, Downstream; from December 2017 to February 2019, he was Senior Vice-President, Downstream; from May 2017 to December 2017, he was Vice-President, Oil Sands Production Operations; and from July 2016 to May 2017, he was Vice-President, Operations. From April 2016 to July 2016, Mr. Chiasson was Kearl Operations Manager at Imperial Oil Resources. Prior to that, Mr. Chiasson held leadership roles with ExxonMobil, including U.S. Operations Manager and Planning and Business Analysis Manager.

Key results considered in 2023 individual performance

KEY RESULTS

• Led significant commercial delivery from Trading, Supply and Logistics team.

• Oversaw safe restart of Toledo and Superior refineries.

• Continuing to build out Downstream manufacturing organizational structure with a focus on safety and reliability.

• As Chairman, Husky Midstream General Partnership exceeded plans on revenue and earnings.

• Drove focus on incident prevention, achieving 200% of Process Safety Events corporate score target.

• Set up and established Operations Management Team structure following corporate re-organization.

• Delivered the 1st year of a three-year growth strategy to increase upstream production by 150,000 bbls/d over the next five years.

2023 Compensation

COMPONENT	VALUE ($)

Salary	617,500

Share-based awards (PSUs and RSUs)	1,462,721

Options	487,594

Annual incentive award / bonus	363,584

Pension	206,726

All other compensation	75,200

TOTAL COMPENSATION	3,213,325

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 90

J. Drew Zieglgansberger, Executive Vice-President & Chief Commercial Officer

Executive Vice-President & CCO since: September 2023	Bio: Mr. Zieglgansberger has held a series of leadership positions at Cenovus from 2009 to present. Most recently, from March 2022 to September 2023 he was Executive Vice-President, Natural Gas & Technical Services; from January 2021 to March 2022, Executive Vice-President, Upstream – Conventional & Integration; from January 2020 to January 2021, Executive Vice-President, Strategy & Corporate Development; from January 2018 to December 2019, Executive Vice-President, Upstream; from April 2017 to January 2018, Executive Vice-President, Deep Basin; and from September 2015 to April 2017, Executive Vice-President, Oil Sands Manufacturing.

Key results considered in 2023 individual performance

KEY RESULTS

•  Led the effective response to unprecedented wildfire activity in our Conventional business. At one point over 90,000 BOE/d of wells and facilities were safely shut in and eventually restarted without a process or occupational safety incident. All staff and their families were safely cared for.

•  Oversaw the safe and effective response to a deep water umbilical cord being accidentally dislodged by a third-party vessel in our Asia Pacific offshore business. Less than a 60-day outage was experienced without a safety or environmental incident, mitigating a material impact to the overall business.

• Ensured the safe completion and commissioning of the MAC project offshore Indonesia in Q3. The 20,000 BOE/d project was brought online safely and within budget.

•  Sponsored the strategic development and oversaw the creation of Duvernay Energy, a joint venture with Athabasca Oil Corporation. The strategy will extract the value of our Duvernay lands through the new company.

• Progressed the company’s ESG targets, specifically around our water stewardship target by advancing detailed water management plans for a number of our assets in the initial targeted areas.

•  Led an effort to articulate and effect the change to our company operating model as we stood up the new Chief Commercial Officer role and mandate. Ensured alignment with the Corporate Committee, Operations Management Team and Commercial Management Team.

2023 Compensation

COMPONENT	VALUE ($)

Salary	623,333

Share-based awards (PSUs and RSUs)	1,462,721

Options	487,594

Annual incentive award / bonus	367,019

Pension	183,612

All other compensation	79,987

TOTAL COMPENSATION	3,204,266

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 91

Norrie C. Ramsay, Executive Vice-President, Upstream – Thermal, Major Projects & Offshore

Executive Vice-President, Upstream – Thermal, Major Projects & Offshore since: January 2021	Bio: From January 2020 to January 2021, Dr. Ramsay was Executive Vice-President, Upstream of Cenovus; from December 2019 to January 2020, Dr. Ramsay was Executive Vice-President of Cenovus. From June 2019 to November 2019, Dr. Ramsay was Senior Vice-President, Projects at TC Energy; from August 2014 to May 2019, Dr. Ramsay was Senior Vice-President, Technical Centre & Projects at TC Energy; and from May 2010 to July 2014, Dr. Ramsay was Global Vice-President, Projects & Engineering at Talisman Energy Inc.

Key results considered in 2023 individual performance

KEY RESULTS

• Led oil sands to achieve a safety performance total recordable injury frequency of 0.16 which is a company best.

•  Delivered over $8 billion in operating margin in Oil Sands and successfully delivered non-fuel operating expenditure budget in a highly inflationary environment with non-fuel operating expenditures below corporate target at 8.94/bbl.

• In the Atlantic region, materially progressed the West White Rose project, which is on track to deliver first oil in 2026, and safely completed high-risk main pour of the conical gravity slip.

•  Continued to progress development plans in support of achieving our corporate GHG targets, specifically CCS at Christina Lake and a broader enhanced oil recovery strategy in conjunction with Lloyd CCS.

•  Leading capital projects on schedule, including: Foster Creek Claus sulfur recovery process final investment decision, Foster Creek debottleneck first oil and optimization on plan, and Christina Lake Narrows Lake tieback.

2023 Compensation

COMPONENT	VALUE ($)

Salary	603,333

Share-based awards (PSUs and RSUs)	1,199,976

Options	399,995

Annual incentive award / bonus	307,867

Pension	83,133

All other compensation	82,526

TOTAL COMPENSATION	2,676,830

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 92

Performance graph

The line graph and table below show the value of a $100 investment made on January 1, 2018, in Cenovus common shares and S&P/TSX equity market benchmarks, at the end of each of the last five years (assuming reinvestment of dividends). Also shown is the alignment of average TDC opportunity and realizable TDC (including realized TDC) with the shareholder experience over five years, primarily due to the significant portion of at-risk compensation paid through LTIs, options and the annual bonus.

	2018	2019	2020	2021	2022	2023	COMPOUNDED ANNUAL GROWTH RATE

Cenovus common shares (TSX)* ($)	100	140	84	169	292	251	20.2%

S&P/TSX Composite Index* ($)	100	123	130	162	153	171	11.4%

S&P/TSX Energy Index* ($)	100	122	90	133	175	186	13.3%

S&P/TSX Capped Energy Index* ($)	100	110	72	133	207	217	16.8%

Cenovus NEO average TDC pay opportunity ($ thousands)	3,291	4,202	4,097	5,594	5,033	3,798	N/A

Cenovus NEO average realized and realizable pay TDC ($ thousands)	7,248	12,024	12,862	16,654	4,952	3,030	N/A
*	Source: Bloomberg

In 2021, 2022 and 2023, our NEOs have only realized a portion of their pay opportunity – specifically, base salary paid, bonus paid, options that have been exercised and vested options that are in-the-money for the 2021 and 2022 grants only. The share-based awards and unvested options, granted in the referenced years are yet to be realized.

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 93

Compounded annual growth rate is from December 31, 2018, to December 31, 2023.

Cenovus NEO averages include the average of salary, share-based awards, option-based awards and annual bonuses for the NEOs reported by Cenovus in previous circulars. For 2023, Mr. McKenzie was appointed CEO in April 2023 and Mr. Sandhar was appointed CFO in September 2023, and therefore their 2023 annual salary has been annualized to reflect what they would have earned had they served in these positions for their full year. Mr. Pourbaix and Mr. Hart’s TDC is not reflected in the 2023 average.

Cenovus NEO average realized and realizable pay TDC numbers are the averages for base salary, annual bonuses and LTIs valued as follows:

ITEM GRANTED IN THE YEAR	CIRCUMSTANCE	VALUED	PRICE

Options	Exercised on or before December 31, 2023	Actual market price less exercise price	Variable

Options	In-the-money, but not exercised by or on December 31, 2023	TSX closing price of our common shares on December 29, 2023, less exercise price	Variable

PSUs	Not vested by December 31, 2023	TSX closing price of our common shares on December 29, 2023, assuming performance at target and performance score of 1.0	$22.08

RSUs	Not vested by December 31, 2023	TSX closing price of our common shares on December 29, 2023	$22.08

Five-year look-back – CEO pay opportunity vs. realizable pay

Alignment of our CEO’s compensation with the experience of our shareholders is shown in the table below. It compares the grant date TDC pay opportunity to the realizable pay TDC, which fluctuates based on share price. Not all realizable pay TDC has been realized.

The table also compares the realizable value of $100 of CEO pay to the cumulative value of $100 invested in common shares, with dividends reinvested, over the same periods. Shareholder value and the value of realizable pay TDC, including the value of options, RSUs and PSUs, were calculated using the share price on December 29, 2023, and, as applicable, the grant date price. Performance was assumed to be at target for unvested PSUs. The table shows CEO TDC beginning in 2019 and reflects Mr. Pourbaix’s pay as CEO from January 1, 2019, to December 31, 2022. Mr. McKenzie was appointed President & CEO in April 2023 and therefore his 2023 base salary has been annualized to reflect what he would have earned had he served in this position for the full year.

PERIOD	CEO TDC PAY OPPORTUNITY	CEO REALIZABLE PAY TDC	PERFORMANCE PERIOD	VALUE OF $100
				CEO	SHAREHOLDER

2023	8,078,861	6,490,959	December 31, 2022 to December 31, 2023	80	86

2022	12,565,887	12,348,625	December 31, 2021 to December 31, 2023	98	148

2021	13,749,985	42,023,484	December 31, 2020 to December 31, 2023	306	299

2020	9,302,203	29,900,766	December 31, 2019 to December 31, 2023	321	179

2019	8,839,992	27,244,344	December 31, 2018 to December 31, 2023	308	251

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 94

Compensation tables

Summary compensation table

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	SHARE- BASED AWARDS ($)	OPTION- BASED AWARDS ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION	PENSION VALUE ($)	ALL OTHER COMPENSATION ($)	TOTAL COMPENSATION ($)
ANNUAL INCENTIVE PLANS ($)

McKenzie President & CEO	2023 2022 2021	989,450 750,000 700,000	4,582,138 2,437,472 1,968,790	1,527,393 812,496 1,499,999	869,330 682,176 1,008,840	609,129 368,903 381,456	93,658 81,825 80,600	8,671,098 5,132,872 5,639,685

Pourbaix Executive Chair	2023 2022 2021	868,095 1,291,667 1,225,000	4,685,151 7,068,722 5,499,987	1,561,723 2,356,248 4,124,998	762,709 1,849,250 2,900,000	138,809 156,333 133,200	93,436 114,181 110,710	8,109,923 12,836,401 13,993,895

Sandhar EVP & CFO	2023 2022 2021	544,167 494,167 465,000	1,225,027 1,049,983 624,994	408,348 349,999 624,998	297,496 398,775 535,436	233,110 243,074 544,819	76,028 73,529 72,070	2,784,176 2,609,527 2,867,317

Hart EVP, Corporate & Operations Services	2023 2022 2021	589,167 553,333 520,000	1,274,970 1,199,983 1,036,294	424,996 399,998 649,999	325,287 457,464 622,986	89,448 60,867 57,200	79,853 53,767 55,096	2,783,721 2,725,412 2,941,575

Chiasson EVP & COO	2023 2022 2021	617,500 563,767 537,600	1,462,721 1,199,983 799,992	487,594 399,998 799,999	363,584 451,605 655,361	206,726 251,215 279,486	75,200 72,514 567,412	3,213,325 2,939,082 3,639,850

Zieglgansberger EVP & CCO	2023 2022 2021	623,333 610,000 610,000	1,462,721 1,199,983 1,226,991	487,594 399,998 799,999	367,019 479,094 782,051	183,612 178,247 278,575	79,987 79,320 691,020	3,204,266 2,946,642 4,388,636

Ramsay EVP, Upstream – Thermal, Major Projects & Offshore	2023 2022 2021	603,333 557,633 520,800	1,199,976 1,199,983 700,000	399,995 399,998 699,999	307,867 451,269 667,692	83,133 66,976 56,544	82,526 78,756 73,710	2,676,830 2,754,615 2,718,745

See the section titled 2023 executive compensation on page 80 for information regarding position changes of NEOs since 2021 and changes to base salary in 2023.

Share-based awards is the fair value of PSUs and RSUs, calculated based on the market value of common shares on the grant date. Share-based awards includes RSU grants awarded to Mr. Pourbaix, Mr. Hart, Mr. McKenzie and Mr. Zieglgansberger in 2021 equal to 1.0 times their annual bonus target for their contributions to the Husky Energy transaction.

Option-based awards use the Black-Scholes-Merton valuation model for options as of the grant date. This is the same method we use for accounting purposes. The assumptions and fair value for options for the respective grant dates are:

GRANT DATE	FEBRUARY 22, 2021	FEBRUARY 17, 2022	FEBRUARY 27, 2023	MAY 4, 2023	SEPTEMBER 11, 2023

Common share price	$8.69	$19.88	$24.60	$21.67	$27.71

Volatility	40.55%	24.62%	32.00%	32.00%	26.46%

Expected life	5.76 years	5.76 years	5.45 years	5.45 years	5.42 years

Risk-free rate	0.64%	1.80%	3.50%	2.83%	3.88%

Grant date fair value	$3.33	$5.09	$7.74	$4.93	$6.72

Non-equity incentive plan compensation reflects the annual bonus award earned by the NEO in the noted year. At the election of the NEO, all or a portion of their respective annual bonus award may be received in DSUs.

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 95

Pension value is the compensatory change from the Defined benefit plan table (page 98) or the Defined contribution plan table (page 99). Pension value amounts shown do not reflect payments made to the NEO during the year. For the Cenovus DB Plan, pension values:

•

Include the projected pension earned during the year (net of employee contributions, adjusted by gains or losses on the NEO’s entire defined benefit obligation when actual earnings differ from estimated).

•	Reported annually, vary due to changes in the underlying discount rate changes and other assumptions.

All other compensation includes an annual allowance of $39,600 paid to all NEOs for parking, including Mr. Hart who received a prorated amount following the harmonization of the annual allowance program on July 1, 2022, together with other items detailed on page 80.

Mr. Chiasson’s all other compensation in 2021 includes a cash payment of $480,000 as a retention bonus contingent on the successful close of the Husky Energy transaction.

Mr. Zieglgansberger’s all other compensation in 2021 includes a cash payment of $610,000 as a retention bonus contingent on the successful close of the Husky Energy transaction.

Outstanding option and share-based awards

The following table outlines certain information regarding all option-based awards and share-based awards outstanding for the NEOs as at December 31, 2023, and valued based on the closing price of the common shares on the TSX on December 29, 2023, of $22.08.

NAME	OPTION-BASED AWARDS					SHARE-BASED AWARDS
	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (VESTED OR NOT) (#)	ORIGINAL GRANT DATE	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	VALUE OF UNEXERCISED IN-THE- MONEY OPTIONS ($)	NUMBER OF SHARES OR UNITS OF SHARES THAT HAVE NOT VESTED (#)	MARKET OR PAYOUT VALUE OF SHARE- BASED AWARDS THAT HAVE NOT VESTED ($)	MARKET OR PAYOUT VALUE OF VESTED SHARE- BASED AWARDS NOT PAID OUT OR DISTRIBUTED ($)

McKenzie	145,009	04-May-2023	21.67	04-May-2030	59,700	511,195	11,287,193	2,125,168
	104,974	27-Feb-2023	24.60	27-Feb-2030	0
	159,626	17-Feb-2022	19.88	17-Feb-2029	351,896
	180,180	22-Feb-2021	8.69	22-Feb-2028	2,412,935

Pourbaix	201,773	27-Feb-2023	24.60	27-Feb-2030	0	1,064,008	23,493,301	1,730,479
	462,917	17-Feb-2022	19.88	17-Feb-2029	1,020,501
	1,238,738	22-Feb-2021	8.69	22-Feb-2028	16,588,932
	1,050,660	25-Feb-2020	11.73	25-Feb-2027	10,874,331

Sandhar	1,243	11-Sep-2023	27.71	11-Sep-2030	0	181,397	4,005,244	1,097,316
	51,679	27-Feb-2023	24.60	27-Feb-2030	0
	68,762	17-Feb-2022	19.88	17-Feb-2029	151,586
	75,075	22-Feb-2021	8.69	22-Feb-2028	1,005,389

Hart	54,909	27-Feb-2023	24.60	27-Feb-2030	0	194,490	4,294,339	462,825
	78,585	17-Feb-2022	19.88	17-Feb-2029	173,241
	78,079	22-Feb-2021	8.69	22-Feb-2028	1,045,618
	43,697	23-Mar-2020	3.54	22-Mar-2025	810,142

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 96

NAME	OPTION-BASED AWARDS					SHARE-BASED AWARDS
	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (VESTED OR NOT) (#)	ORIGINAL GRANT DATE	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	VALUE OF UNEXERCISED IN-THE- MONEY OPTIONS ($)	NUMBER OF SHARES OR UNITS OF SHARES THAT HAVE NOT VESTED (#)	MARKET OR PAYOUT VALUE OF SHARE- BASED AWARDS THAT HAVE NOT VESTED ($)	MARKET OR PAYOUT VALUE OF VESTED SHARE- BASED AWARDS NOT PAID OUT OR DISTRIBUTED ($)

Chiasson	5,595	11-Sep-2023	27.71	11-Sep-2030	0	219,848	4,854,235	1,349,638
	58,139	27-Feb-2023	24.60	27-Feb-2030	0
	78,585	17-Feb-2022	19.88	17-Feb-2029	173,241
	240,240	22-Feb-2021	8.69	22-Feb-2028	3,217,246
	290,748	25-Feb-2020	11.73	25-Feb-2027	3,009,242

Zieglgansberger	5,595	11-Sep-2023	27.71	11-Sep-2030	0	219,848	4,854,235	1,542,952
	58,139	27-Feb-2023	24.60	27-Feb-2030	0
	78,585	17-Feb-2022	19.88	17-Feb-2029	173,241
	145,240	22-Feb-2021	8.69	22-Feb-2028	1,945,025
	389,647	25-Feb-2020	11.73	25-Feb-2027	4,032,846
	118,037	25-Feb-2019	11.53	25-Feb-2026	1,245,290

Ramsay	51,679	27-Feb-2023	24.60	27-Feb-2030	0	197,414	4,358,912	1,285,209
	78,585	17-Feb-2022	19.88	17-Feb-2029	173,241
	84,084	22-Feb-2021	8.69	22-Feb-2028	1,126,036

Number of securities underlying unexercised options includes both vested and unvested options.

Original grant date reflects the original grant date of the Cenovus option grants and Husky Options, which were transferred to Cenovus in exchange for Replacement Options on January 1, 2021. Mr. Hart was appointed EVP & CFO of Cenovus effective January 1, 2021. Prior to January 1, 2021, Mr. Hart was Chief Financial Officer of Husky Energy. For the purposes of this table, Mr. Hart’s stock options for the years 2019 and 2020 are Replacement Options granted by Cenovus on January 1, 2021, pursuant to the Husky Energy transaction in exchange for Mr. Hart’s Husky Options.

Value of unexercised in-the-money options is based on the closing price of the common shares on the TSX on December 29, 2023, of $22.08.

Number of shares or units of shares that have not vested includes PSUs granted to the NEOs in 2021, 2022 and 2023 plus the number of dividend equivalents credited, rounded to the next whole unit. PSUs and related dividend equivalents only vest on achievement of RTSR (all grants). If PSUs do not vest, they are cancelled. RSUs and related dividend equivalents vest after three years in accordance with grant agreements.

Market or payout value of share-based awards that have not vested assumes target performance and is calculated on the actual number of units (not rounded).

Market or payout value of vested share-based awards not paid out or distributed relates to DSUs granted to Mr. Zieglgansberger when he was promoted and Mr. Pourbaix when he joined Cenovus, and DSUs granted if an NEO elects to receive all or a portion of their respective annual bonus award in DSUs.

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 97

Incentive plan awards – value vested or earned during 2023

NAME	OPTION-BASED AWARDS – VALUE VESTED DURING THE YEAR ($)	SHARE-BASED AWARDS – VALUE VESTED DURING THE YEAR ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION – VALUE EARNED DURING THE YEAR ($)

McKenzie	5,200,673	3,409,500	869,330

Pourbaix	14,524,869	9,601,143	762,709

Sandhar	1,660,265	815,867	297,496

Hart	1,809,406	0	325,287

Chiasson	2,749,264	1,800,179	363,584

Zieglgansberger	3,265,509	2,412,543	367,019

Ramsay	2,695,212	1,902,489	307,867

Option-based awards – value vested during the year assumes the NEO exercised the options on the day they vested. For Mr. Hart, the value vested during the year includes the value of Replacement Options that vested during 2023.

Share-based awards – value vested during the year is calculated as the number of PSUs and RSUs vested multiplied by the closing price of the common shares on the TSX on February 25, 2023, of $24.26.

Non-equity incentive plan compensation – value earned during the year includes the amount of the bonus awards earned by the NEOs in 2023, as paid in 2024. At the election of the NEO, all or a portion of their respective annual bonus award may be received in DSUs.

Defined benefit plan to December 31, 2023

NAME	NUMBER OF YEARS OF CREDITED SERVICE	ANNUAL BENEFITS PAYABLE ($)		OPENING PRESENT VALUE OF DEFINED BENEFIT OBLIGATION ($)	COMPENSATORY CHANGE ($)	NON- COMPENSATORY CHANGE ($)	CLOSING PRESENT VALUE OF DEFINED BENEFIT OBLIGATION ($)
		AT YEAR END	AT AGE 65

McKenzie	4.50	88,197	251,524	818,427	609,129	198,306	1,625,862

Pourbaix	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Sandhar	7.67	83,370	276,390	761,084	233,110	220,864	1,215,058

Hart	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Chiasson	4.50	61,547	229,092	539,301	206,726	149,638	895,665

Zieglgansberger	14.08	236,541	515,071	1,914,209	183,612	453,419	2,551,240

Ramsay	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Amounts in this table do not reflect payments made to the NEO during the year.

Mr. McKenzie and Mr. Chiasson each joined the Cenovus DB Plan on July 1, 2019. Mr. Zieglgansberger joined the Cenovus DB Plan when first eligible, with past service credited to December 1, 2009. Mr. Sandhar joined the Cenovus DB Plan when first eligible on May 1, 2016. Mr. Pourbaix, Mr. Hart and Dr. Ramsay participate in the Cenovus DC Plan. Their pension values are shown in the next table.

Opening present value of defined benefit obligation. Our obligations under the DB Plan are determined using the same methods and assumptions noted in our 2023 consolidated financial statements.

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 98

Compensatory change shows the projected pension earned for service during the year (service cost), net of employee contributions adjusted by gains or losses on the NEO’s DB Plan obligation when actual and estimated earnings differ.

Non-compensatory change includes interest on the DB Plan obligation and employee contributions for the period. It also includes changes in the discount rate, inflation rate and other net experience as at December 31, 2023.

Defined contribution plan to December 31, 2023

NAME	ACCUMULATED VALUE AT START OF YEAR ($)	COMPENSATORY CHANGE ($)	ACCUMULATED VALUE AT YEAR END ($)

McKenzie	83,080	N/A	91,185

Pourbaix	649,783	138,809	920,763

Sandhar	88,673	N/A	99,528

Hart	561,456	89,448	761,909

Chiasson	126,044	N/A	142,206

Zieglgansberger	308,299	N/A	399,954

Ramsay	168,221	83,133	307,088

Mr. Pourbaix joined the Cenovus DC Plan on December 1, 2017. Mr. Hart joined the Husky DC Plan on October 1, 2010. Dr. Ramsay joined the Cenovus DC Plan on December 1, 2019. Mr. Pourbaix and Dr. Ramsay receive 8% and Mr. Hart receives 9% of pensionable earnings. In addition, the Cenovus DC Plan has an employer matching component valued at 2% of pensionable earnings, which is a 50% match of employee contributions. Mr. McKenzie, Mr. Sandhar, Mr. Chiasson, and Mr. Zieglgansberger are accruing benefits under the DB Plan. They do not receive further contributions from Cenovus to the Cenovus DC Plan. Their pension values are shown in the DB Plan table.

Compensatory is the value of employer contributions made during the year.

Accumulated value at year end includes investment performance during the year.

Termination and change of control benefits

We have change of control agreements with all our NEOs, except Mr. Hart. The executive employment agreement originally executed between Mr. Hart and Husky Energy continues to be in place and includes payments in the event of termination and change of control.

We have not entered into any other agreements with our NEOs that set out payments or formulas for payments on termination. Payments for termination without cause will be determined upon termination according to common law principles.

Change of control benefits

Change of control agreements. The change of control agreements we have with Mr. McKenzie, Mr. Pourbaix, Mr. Sandhar, Mr. Chiasson, Mr. Zieglgansberger and Dr. Ramsay provide for a double trigger for payment of severance benefits. First, a change of control (as defined in the agreement) must occur. Second, their employment must be terminated for a reason other than cause, disability, retirement or death. This includes:

•	Material reduction in responsibilities or salary, annual bonus, incentive plans and benefits.

•	Failure to pay any part of current compensation (without consent).

•	Forced relocation.

•	Failure to obtain a successor’s agreement to assume and perform the change of control agreement.

•	Disposition of all or substantially all of the assets of Cenovus.

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 99

Mr. Hart’s double trigger is slightly different, as are his change of control benefits. Mr. Hart’s second trigger is that his employment must be terminated either by Cenovus without just cause or by Mr. Hart within six months of the change of control.

Assuming both triggers are activated the agreements provide the following benefits:

COMPENSATION ELEMENT	ALL NEOs EXCEPT HART	HART

Salary	Lump sum severance equal to 24 months (based on average salary for the last 3 years)	Lump sum Retiring Allowance equal to two times base salary

Bonus	Lump sum severance equal to 24 months (based on average bonus for the last 3 years)

Other compensation	Annual allowance, investment plan matching, financial and retirement planning services, and health and wellness services continue for 24 months	All accrued and unpaid vacation days Group benefits for 24 months or a lump sum payment of 15% of Retiring Allowance Financial and retirement planning services

Options	Vest immediately and may be exercised for 24 months or until expiry (whichever is sooner)

Vest immediately and may be exercised for 24 months or until expiry (whichever is sooner)

Unless otherwise decided by the Board:

•  Vested Replacement Options may be exercised for 90 days following termination

•  Unvested Replacement Options are forfeited

PSUs	Vest and are paid out immediately Number vested is calculated using a 1.0 achievement multiplier, unless a different multiplier has already been approved	Vest and are paid out immediately Number vested is calculated using a 1.0 achievement multiplier, unless a different multiplier has already been approved

RSUs	Vest and are paid out immediately	Vest and are paid out immediately

DSUs	Paid out immediately	Paid out immediately

Pension benefits	Continue to accrue for 24 months

Long-term incentive grant agreements. For employees who do not have a change of control agreement or executive employment agreement, the terms of the grant agreements applicable to each type of LTI on a change of control will apply. Starting in 2021, all LTI grants were subject to double trigger change of control provisions.

LTI grants made before 2021 had the following provisions on a change of control:

GRANT TYPE	CHANGE OF CONTROL PROVISION (FOR GRANTS MADE BEFORE 2021)

Options	Vest immediately and may be exercised for 24 months or until expiry (whichever is sooner)

Vested Replacement Options	May be exercised for 90 days if termination is without cause or retirement, or Continue unaltered if employment is not terminated, unless otherwise decided by the Board

PSUs

Vest and are paid out immediately based on the 5-day volume-weighted average price prior to the change of control event

Number vested is calculated using a 1.0 achievement multiplier, unless a different multiplier has already been approved

RSUs	Vest and are paid out immediately based on the 5-day volume-weighted average price prior to the change of control event

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 100

Termination and change of control benefit amounts for a trigger event on December 29, 2023

The following table illustrates the estimated incremental payments, payables and benefits that would have been made to each of the NEOs as a result of the triggering events identified below, in each case assuming such trigger event occurred on December 29, 2023. This table does not include amounts already available to the NEO on December 29, 2023, for vested options, Replacement Options, PSUs and RSUs.

NEO	TRIGGER EVENT	PAYMENT ($)	LONG -TERM INCENTIVES ($)	TOTAL ($)

McKenzie	Retirement or resignation	–	–	–
	Change of control	4,394,668	16,508,454	20,903,122
	Termination without cause	–	–	–
	Termination with cause	–	–	–

Pourbaix	Retirement or resignation	–	–	–
	Change of control	5,715,555	37,952,862	43,668,417
	Termination without cause	–	–	–
	Termination with cause	–	–	–

Sandhar	Retirement or resignation	–	–	–
	Change of control	2,439,480	6,180,499	8,619,979
	Termination without cause	–	–	–
	Termination with cause	–	–	–

Hart	Retirement or resignation	–	–	–
	Change of control	1,368,500	6,568,940	7,937,440
	Termination without cause	1,368,500	–	1,368,500
	Termination with cause	–	–	–

Chiasson	Retirement or resignation	–	–	–
	Change of control	2,735,123	7,624,989	10,360,112
	Termination without cause	–	–	–
	Termination with cause	–	–	–

Zieglgansberger	Retirement or resignation	–	–	–
	Change of control	2,813,130	7,624,989	10,438,119
	Termination without cause	–	–	–
	Termination with cause	–	–	–

Ramsay	Retirement or resignation	–	–	–
	Change of control	2,518,861	6,802,302	9,321,163
	Termination without cause	–	–	–
	Termination with cause	–	–	–

Retirement or resignation is voluntary.

Change of control includes the value of LTIs including Options, PSUs and RSUs that would vest on the change of control. There is no accelerated vesting for any of the other triggering events.

Incremental pension benefits for Mr. Pourbaix and Dr. Ramsay on change of control. Mr. Pourbaix and Dr. Ramsay would be compensated based on an additional 24 months of pensionable service in the Cenovus DC Plan. The incremental lump

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 101

sum pension value is equal to 10% of annual base salary plus bonus (capped at 40% of base salary) over the 24 months of additional service.

Incremental pension benefits for Mr. McKenzie, Mr. Sandhar, Mr. Chiasson and Mr. Zieglgansberger on change of control. The incremental DB Plan lump sum pension value is equal to the difference between the actuarial present values of the NEO’s pension, as modified by the change of control provisions, less the accrued pension, unmodified, using the commuted value basis for the Cenovus DB Plan as of December 31, 2023. The discount rates used are 4.5% for 10 years and 4.5% thereafter. Pensionable earnings for the additional 24-month period are based on annual base salary plus the average of the annual bonus (capped at 40% of salary) in the three-years before termination. The early retirement reduction factor under our Canadian Supplemental Pension Plan is calculated at the age the individual would have been on December 31, 2025.

The contents and sending of this circular have been approved by the Board.

/s/ Gary F. Molnar

Gary F. Molnar

Corporate Secretary

Calgary, Alberta

March 6, 2024

CENOVUS 2024 CIRCULAR	EXECUTIVE COMPENSATION | 102

SCHEDULES

CENOVUS 2024 CIRCULAR	SCHEDULES | 103

SCHEDULE A

SUMMARY OF THE STOCK OPTION PLANS

SUMMARY OF THE STOCK OPTION PLAN

Eligibility Approved by shareholders in 2009, our Stock Option Plan was created to provide eligible employees with an incentive to achieve our longer-term objectives, to give suitable recognition to the ability and industry of persons who contribute to our success and to attract and retain persons of experience and ability by providing the opportunity to acquire an increased proprietary interest in Cenovus. Non-employee directors of Cenovus are not eligible to participate in the Stock Option Plan.

Insiders The number of common shares reserved for issuance at any time, to or for the benefit of our insiders (as defined in the TSX Company Manual), pursuant to all of our security-based compensation arrangements shall not exceed 10% of the number of common shares then outstanding, calculated on a non-diluted basis, and the aggregate number of common shares issued to insiders pursuant to all of our security-based compensation arrangements, within any one year period, shall not exceed 10% of the number of the common shares outstanding, calculated on a non-diluted basis.

Administration The HRC Committee is the administrator of the Stock Option Plan, with the authority to interpret its terms and any option agreement thereunder and the discretion to attach tandem stock appreciation rights (“TSARs”) or net settlement rights (“NSRs”) to Options. Subject to regulatory requirements, the terms, conditions and limitations of Options granted under the Stock Option Plan will be determined by the HRC Committee and set out in an option agreement.

Exercise Price The price for common shares that may be purchased through the exercise of options shall be fixed by the HRC Committee for each Option but shall not be less than the “Market Value” of the common shares. Effective January 1, 2018, the Board approved an amendment to the definition of “Market Value” so that it is based on a volume-weighted average trading price on an exchange for the prior five trading days (provided that at least a board lot of common shares has traded) instead of the closing price on the day of exercise. If a board lot has not traded, the average of the bid and ask prices on such a day will be used. This change is consistent with generally accepted governance best practices, including TSX recommendations, as it is considered less sensitive to trading irregularities than using a single trading day closing price. Shareholder approval was not sought for such amendment because it was approved by the Board in accordance with the specific amendments provision of the Stock Option Plan. The exercise price for options granted prior to January 1, 2018, is to be at least the market price of the common shares at the grant date, calculated as the closing price of the common shares on the TSX on the last trading day preceding the date on which the option agreement granting the Option is made, or, if the common shares shall not have traded that day, on the next preceding day on which common shares were traded.

Vesting The HRC Committee has the right to determine at the time of grant whether a particular option will be exercisable in whole or in part on different dates or for reasons other than the passage of time. Options generally vest 30% on the first anniversary, 30% on the second anniversary and 40% on the third anniversary of the grant.

Expiry Each option (unless sooner terminated in accordance with the terms, conditions and limitations of the option agreement) shall be exercisable during such period, not exceeding seven years from the date the option was granted, as the HRC Committee may determine.

TSARs Options may have associated TSARs which entitle the optionholder to surrender the right to exercise his or her options to purchase a specified number of common shares and to receive cash or common shares (at our discretion) in an amount equal to the excess of the closing price of the common shares on the TSX on the last trading day preceding the date of exercise of the TSAR, over the exercise price for the options, multiplied by the number of optioned common shares surrendered, less applicable withholdings. Where TSARs are exercised, the rights to the underlying common shares are forfeited and such number of common shares are returned to the common shares reserved and available for new option grants.

Net Settlement Rights NSRs entitle the optionholder, in his or her sole discretion, to surrender the right to exercise the options to purchase a specified number of common shares and to receive, in exchange, common shares. The optionholder will receive the number of common shares equal in value to the closing price of the common shares on the TSX on the last trading day preceding the date of surrender of the options and contemporaneous exercise of the associated NSRs, less the grant price of the option then multiplied by the number of options surrendered, less applicable withholdings.

CENOVUS 2024 CIRCULAR	SCHEDULES | A-1

Cashless Exercise Optionholders are entitled to effect a cashless exercise of the optionholder’s vested and exercisable options. Upon electing a cashless exercise, the optionholder shall exercise options in exchange for the issuance of the number of common shares subject to the exercise, which common shares will immediately be sold by an arm’s-length third-party broker on the stock exchange (the sale will settle two days after execution). Proceeds from the sale will be forwarded to Cenovus to pay the exercise price of the options, and the balance (less withholding taxes and fees), will be paid as otherwise directed by the optionholder.

Adjustments Adjustments will be made to the exercise price of an option, the number of common shares delivered to an optionholder upon exercise of an option and the maximum number of common shares that may at any time be reserved for issuance pursuant to options granted under the Stock Option Plan in certain circumstances, such as a stock dividend, split, recapitalization, merger, consolidation, combination or exchange of common shares or other similar corporate change.

Cessation of Entitlement Upon termination of employment, unvested options and vested options that are not exercised or surrendered by the end of the Termination Exercise Period shall be forfeited. If a participant retires before attaining the age 60, unvested options and vested options that are not exercised or surrendered by the end of the retirement exercise period shall be forfeited. If a participant dies, any unvested options that do not vest within 12 months of the participant’s date of death shall be forfeited.

Non-Assignable and No Rights as a Shareholder An option may be exercised only by the optionholder and is not assignable, except on death or incapacitation. Nothing in the Stock Option Plan or in any option agreement confers or will confer on any optionholder any right of a shareholder unless acquired through the exercise of the option or otherwise through the holding of common shares. Nothing in the Stock Option Plan or in any option agreement confers or will confer on any optionholder any right to remain as an employee of Cenovus or any of our subsidiaries.

Blackout Period If the exercise period of an option expires during or within 10 business days following a period when option exercising is prohibited by Cenovus (the “Blackout Period”), then the exercise period of such option will be extended to the date which is 10 business days after the last day of the Blackout Period (the “Blackout Extension Period”), after which time such option shall expire and terminate.

Amendments – Board Approval The Board may, at any time and from time to time, amend, suspend, discontinue or terminate the Stock Option Plan in whole or in part; provided, however, no such amendment, suspension, discontinuance or termination may, without the consent of any optionholder, adversely alter or impair the rights under any option previously granted. Any amendment to be made to the Stock Option Plan is subject to the prior approval of the TSX. The Board has certain power and authority to approve amendments relating to the Stock Option Plan or a specific option without further approval of the shareholders of Cenovus, examples of which include, but are not limited to:

(i)	extending or, in the event of a change of control, retirement, death or disability, accelerating the terms of vesting applicable to any option or group of options;

(ii)	altering the terms and conditions of vesting applicable to any option or group of options;

(iii)	changing the termination provisions of the Stock Option Plan or any option, provided that the change does not provide for an extension beyond the original expiry date of such option;

(iv)	accelerating the expiry date in respect of an option;

(v)	determining the adjustment provisions pursuant to the Stock Option Plan (See Adjustments above);

(vi)	amending the definitions contained within the Stock Option Plan and other amendments of a “housekeeping” nature; and

(vii)	amending or modifying the mechanics of exercise of an option or TSAR.

Amendments – Shareholder Approval Approval by shareholders of Cenovus will be required for amendments that relate to:

(i)	accelerating the terms of vesting applicable to any option or group of options other than in the event of a change of control, retirement, death or disability;

(ii)	any increase in the number of common shares reserved for issuance under the Stock Option Plan;

(iii)	any reduction in the grant price or cancellation and reissue of options;

(iv)	any extension of the term of an option beyond the original expiry date, except as permitted under the Blackout Extension Period;

CENOVUS 2024 CIRCULAR	SCHEDULES | A-2

(v)	any increase to the length of the Blackout Extension Period;

(vi)	the inclusion of non-employee directors, on a discretionary basis, as eligible participants;

(vii)	any allowance for the transferability or assignability of options other than for estate settlement purposes;

(viii)	amendments to the specific amendment provision of the Stock Option Plan; and

(ix)	amendments required to be approved by shareholders of Cenovus under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

SUMMARY OF THE HUSKY STOCK OPTION PLAN

As a result of the Husky Energy transaction, outstanding options under the Husky Stock Option Plan were transferred to Cenovus and Cenovus granted the former holders thereof Replacement Options, which, despite being exercisable for common shares, remain governed under the terms of the Husky Stock Option Plan. Options are governed by the terms of the Stock Option Plan.

Eligibility Pursuant to the Husky Stock Option Plan, Husky Options were granted from time to time to executive officers and other eligible employees of Husky Energy (each an “Eligible Person”). Non-employee directors of Husky Energy were not eligible to participate in the Husky Stock Option Plan. The Board will not be making any further grants of Replacement Options or other options under the Husky Stock Option Plan, see “Elements of Compensation – Long-Term Incentives”.

Insiders The maximum number of common shares which may be reserved for issuance pursuant to options granted to insiders under the Husky Stock Option Plan together with all other previously established or proposed share compensation arrangements, in aggregate, shall not exceed 10% of the total number of issued and outstanding common shares on a non-diluted basis.

Administration Unless otherwise directed by the Board, the HRC Committee will administer the Husky Stock Option Plan. In addition to administering the Husky Stock Option Plan, the HRC Committee is responsible for interpreting the Husky Stock Option Plan and determining all questions arising out of the Husky Stock Option Plan and any Replacement Option granted pursuant to the Husky Stock Option Plan and the Husky Energy transaction.

Exercise Price The exercise price of common shares subject to a Replacement Option is equal to the exercise price per share of a Husky Option immediately prior to the effective time of the Husky Energy transaction divided by 0.7845 and rounded up to the nearest whole cent. Husky Options outstanding immediately prior to the effective time of the Husky Energy transaction were granted with an exercise price equal to the weighted average trading price per Husky Energy common share on the TSX for the five trading days preceding the grant date.

Vesting Replacement Options vest as to one-third on each of the first three anniversary dates of the grant date of the Husky Option in exchange for which the Replacement Option was granted.

Expiry The term of each Replacement Option is five years from the grant of the Husky Option in exchange for which the Replacement Option was granted.

Surrender in Lieu of Exercise Eligible Persons may surrender their Replacement Options in exchange for an amount in cash equal to the excess of the aggregate fair market value of the common shares able to be purchased pursuant to the vested and exercisable portion of such Replacement Options on the date of surrender over the aggregate exercise price for those common shares pursuant to those Replacement Options. The fair market value of common shares is calculated as the closing price on the TSX of the common shares on the date on which board lots of common shares have traded on the TSX immediately preceding the date a holder of the Replacement Options provides notice to Cenovus that he or she wishes to surrender his or her Replacement Options in lieu of exercise.

Adjustments Adjustments will be made to the exercise price of a Replacement Option, the number of common shares delivered to an optionholder upon exercise of a Replacement Option, and the maximum number of common shares that may at any time be reserved for issuance pursuant to Replacement Options granted under the Husky Stock Option Plan in certain circumstances, such as a stock dividend, split, recapitalization, merger, consolidation, combination or exchange of common shares or other similar corporate change.

CENOVUS 2024 CIRCULAR	SCHEDULES | A-3

Cessation of Entitlement Replacement Options terminate immediately upon the Eligible Person being dismissed from his or her employment with Cenovus for cause or resigning at Cenovus’s request or terminate after 90 days upon the Eligible Person resigning his or her office or employment (other than at the request of Cenovus) or upon being dismissed without cause.

Non-Assignable and No Rights as a Shareholder Replacement Options may be exercised only by the optionholder and are not assignable, except on death. Nothing in the Husky Stock Option Plan or in any option agreement confers or will confer on any optionholder any right of a shareholder unless acquired through the exercise of the Replacement Option or otherwise through the holding of common shares. Nothing in the Husky Stock Option Plan or in any option agreement confers or will confer on any optionholder any right to remain as an officer or employee of Cenovus or any of our subsidiaries.

Blackout Period If the exercise period of a Replacement Option expires during a Blackout Period, then the exercise period of such Replacement Option will be extended to the date which is five business days after the last day of the Blackout Period, after which time such Replacement Option shall expire and terminate.

Amendments – Board Approval The Board may, at any time and from time to time, amend, suspend, discontinue or terminate the Husky Stock Option Plan in whole or in part. Any amendment to be made to the Husky Stock Option Plan is subject to the prior approval of the TSX. The Board has certain power and authority to approve amendments relating to the Husky Stock Option Plan or a specific Replacement Option without further approval of the shareholders, examples of which include, but are not limited to:

(i)

curing any ambiguity, error or omission in the Husky Stock Option Plan or to correct or supplement any provision of the Husky Stock Option Plan that is inconsistent with any other provision of the Husky Stock Option Plan;

(ii)	amendments necessary to comply with applicable law or the requirements of any stock exchange on which the common shares are listed;

(iii)	amendments respecting administration and eligibility for participation under the Husky Stock Option Plan;

(iv)	alterations, extensions or accelerations of the terms and conditions of vesting applicable to any Replacement Option;

(v)	accelerating the expiry date of any Replacement Option;

(vi)	determining the adjustments pursuant to the Husky Stock Option Plan;

(vii)	amendments to the definitions contained within the Husky Stock Option Plan;

(viii)	amendments or modifications to the mechanics of exercise of Replacement Options;

(ix)	changes to the termination provisions of a Replacement Option or the Husky Stock Option Plan which does not entail an extension beyond the original expiry date; or

(x)	amendments to the Husky Stock Option Plan of a “housekeeping nature”.

Amendments – Shareholder Approval Approval by shareholders of Cenovus will be required for amendments to the Husky Stock Option Plan that relate to:

(i)	reducing the exercise price or extending the expiry date of Replacement Options granted to insiders;

(ii)	amending the number of common shares issuable under the Husky Stock Option Plan;

(iii)	adding any form of financial assistance by Cenovus for the exercise of any Replacement Options;

(iv)	removing or increasing the insider participation limit; or

(v)	amending an amendment provision in the Husky Stock Option Plan.

CENOVUS 2024 CIRCULAR	SCHEDULES | A-4

SCHEDULE B

BOARD MANDATE

Board of Directors’ Mandate

The fundamental responsibility of the Board of Directors (the “Board”) of Cenovus Energy Inc. (“Cenovus” or the “Corporation”) is to appoint a competent executive team and to oversee the management of the business, acting in the best interests of the Corporation and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control.

Executive Team Responsibility

•

Appoint the President & Chief Executive Officer and other corporate officers, approve the President & Chief Executive Officer’s compensation and monitor the President & Chief Executive Officer’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

•	In conjunction with the President & Chief Executive Officer, develop a clear mandate for the President & Chief Executive Officer, which includes a delineation of management’s responsibilities.

•	Ensure that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

•	Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

•	Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.

•	Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.

•	Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

•

Ensure that processes are in place for the Corporation to mitigate environmental impacts (including climate change), address health and safety matters that may arise with our activities, consider human capital management, and operate in a manner consistent with good governance and recognized standards.

•	Ensure that an adequate system of internal control exists.

•	Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation’s financial and other disclosure.

•	Review and approve the Corporation’s financial statements and oversee the Corporation’s compliance with applicable audit, accounting and reporting requirements.

•	Approve annual operating and capital budgets.

•

Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

•	Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

•

Approve a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

•

Approve a code of business conduct and ethics for directors, officers, employees, contractors and consultants and monitor compliance with the code and approve any waivers of the code for officers and directors.

Board Process/Effectiveness

•

Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

CENOVUS 2024 CIRCULAR	SCHEDULES | B-1

•

Engage in the process of determining Board member qualifications with the Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time).

•	Approve the nomination of directors.

•	Provide a comprehensive orientation to each new director.

•	Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

•	Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

•	Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

•	Review and re-assess the adequacy of the Audit Committee Mandate on a regular basis, but not less frequently than on an annual basis.

•	Review the adequacy and form of the directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

•

Each member of the Board is expected to understand the nature and operations of the Corporation’s business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation operates or invests, or is contemplating potential operation or investment.

•	Independent directors shall meet regularly, and in no case less frequently than quarterly, without non-independent directors and management participation.

•

In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation’s By-Laws, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc., is expected.

Risk Oversight

The Board has oversight of risks related to:

•	The review and adoption of a strategic planning process and approval of the corporate strategic plan.

•	Ensuring that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate such risks.

•	The Corporation’s system of corporate governance.

•	Operating and financial performance.

•	Appointment of the President & Chief Executive Officer and approval of the President & Chief Executive Officer’s compensation.

•	Code of business conduct and ethics and communications policies.

•	Non-compliance by directors with applicable by-laws, policies and practices and other statutory and regulatory obligations.

•	The Corporation’s public disclosure.

•	Amendments to, or departures from, established strategy, capital and operating budgets or matters of policy from the ordinary course of business.

•	Nomination of directors, approval of their compensation and the effectiveness of the Board.

Environmental, Social and Governance (ESG) Oversight

The Board has oversight of:

•	The Corporation’s approach to sustainability;

•	Reports and recommendations from management with respect to ESG matters;

•

The Corporation’s processes and procedures to mitigate environmental impacts (including climate change), address health and safety matters that may arise due to the Corporation’s activities, consider human capital management, and operate in a manner consistent with good governance and recognized standards.

CENOVUS 2024 CIRCULAR	SCHEDULES | B-2

SCHEDULE C

SUMMARY OF THE 2024 CENOVUS SHAREHOLDER RIGHTS PLAN

The summary below is qualified in its entirety by reference to the text of the 2024 Cenovus Shareholder Rights Plan Agreement, which, if the 2024 Cenovus Shareholder Rights Plan Resolution is approved at the Meeting, will be set out in the Amended and Restated Shareholder Rights Plan Agreement dated as of May 1, 2024 between the Corporation and Computershare Investor Services Inc. as Rights Agent. A shareholder or any other interested party may obtain a copy of the existing Shareholder Rights Plan Agreement dated as of May 12, 2021 between the Corporation and Computershare Investor Services Inc. as Rights Agent, and the 2024 Cenovus Shareholder Rights Plan Agreement if the 2024 Cenovus Shareholder Rights Plan Resolution is approved at the Meeting, by accessing them on our profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov or on our website at cenovus.com, or by contacting Colin Ritchie, Corporate Secretarial at Cenovus at 403-766-2000 or by fax at 403-766-7600.

The following is a summary of the principal terms of the 2024 Cenovus Shareholder Rights Plan. If the 2024 Cenovus Shareholder Rights Plan Resolution is not approved, the existing Cenovus Shareholder Rights Plan dated as of May 12, 2021 will terminate on May 1, 2024.

Term If the 2024 Cenovus Shareholder Rights Plan Resolution is approved at the Meeting, the 2024 Cenovus Shareholder Rights Plan must be reconfirmed by a majority vote of shareholders at every third Cenovus annual shareholder meeting thereafter. If such reconfirmation is not obtained, the 2024 Cenovus Shareholder Rights Plan will then cease to have effect and all outstanding rights (“Rights”) will then terminate and be void and of no further force and effect.

Issue of Rights Effective at the Record Time, one Right was issued and attached to each Common Share and will be issued and attached to each Common Share subsequently issued.

Rights Exercise Privilege The Rights will separate from the Common Shares and will be exercisable eight trading days (the “Separation Time”), unless delayed by the Board, after a person has acquired, or commenced a take-over bid to acquire, 20 percent or more of the Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the 2024 Cenovus Shareholder Rights Plan (a “Permitted Bid”). The acquisition by any person (an “Acquiring Person”) of 20 percent or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Eight trading days after the occurrence of a Flip-in Event, each Right (other than those held by an Acquiring Person), will permit the purchase by holders of Rights (other than an Acquiring Person) of Common Shares at a 50 percent discount to their market price. The issue of the Rights is not, and was not, initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the Common Shares, reported earnings per share of Cenovus on a diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Lock Up Agreements A bidder may enter into lock up agreements with shareholders whereby such shareholders agree to tender their Common Shares to the take-over bid (the “Subject Bid”) without a Flip-in Event occurring. Any such agreement must be publicly disclosed and permit the shareholder to withdraw the Common Shares to tender to another take-over bid or to support another transaction that exceeds the value of the Subject Bid by as much as, or more than a specified amount, which may not be greater than seven percent. The definition of “Lock Up Agreement” provides that no “break up” fees or other penalties that exceed, in the aggregate, the greater of 2.5 percent of the price or value of the consideration payable under the Subject Bid and 50 percent of the increase in the consideration resulting from another take-over bid transaction shall be payable by the shareholder if the shareholder fails to tender its Common Shares to the Subject Bid. Certificates and Transferability Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the Common Shares or by book entry form registration and are not transferable separately from the Common Shares. From and after the Separation Time, at the Corporation’s election the Rights will be evidenced by Rights certificates or by book entry form registration, which will be transferable and traded separately from the Common Shares.

Permitted Bid Requirements The requirements for a Permitted Bid include the following:

•	the take-over bid must be made by way of a take-over bid circular;

•	the take-over bid must be made to all holders of Common Shares;

CENOVUS 2024 CIRCULAR	SCHEDULES | C-1

•

the take-over bid must be outstanding for a minimum period of 105 days, or such shorter minimum period as permitted under securities legislation, and Common Shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 105 day period and only if at such time more than 50 percent of the Common Shares held by Independent Shareholders have been tendered to the takeover bid and not withdrawn; and

•

if more than 50 percent of the Common Shares held by Independent Shareholders are tendered to the take-over bid within the 105 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for tenders of Common Shares for not less than 10 days from the date of such public announcement.

The 2024 Cenovus Shareholder Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it is required to only be outstanding for the minimum initial deposit period pursuant to NI 62-104.

Waiver The Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the 2024 Cenovus Shareholder Rights Plan to a share acquisition (i) pursuant to a Flip-in Event where the take-over bid is made by a take-over bid circular to all holders of Common Shares, or (ii) that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered the Flip-in Event thereafter reduces its beneficial holdings below 20 percent of the outstanding Common Shares within 14 days or such other date as the Board of Directors may determine. Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for Cenovus made by a take-over bid circular to all holders of Common Shares prior to the expiry of any other bid for which the 2024 Cenovus Shareholder Rights Plan has been waived.

Exempt Acquisition A person will not be considered to be an Acquiring Person for the purposes of the 2024 Cenovus Shareholder Rights Plan if it acquires beneficial ownership (within the meaning of the 2024 Cenovus Shareholder Rights Plan) of 20 percent or more of the outstanding Common Shares as a result of an “Exempt Acquisition”. An Exempt Acquisition includes a share acquisition pursuant to (i) an amalgamation, arrangement, merger or other similar transaction which has been approved and/or the issuance of securities of the Corporation pursuant to such amalgamation, merger, arrangement or other similar transaction has been approved by the Board of Directors and the holders of Common Shares, as required under applicable legislation, (ii) the Arrangement Warrants (including, for certainty, any acquisition of Arrangement Warrants or of Common Shares upon any exercise of Arrangement Warrants), (iii) an intermediate step in a series of related transactions in connection with the acquisition by the Corporation or any of its Subsidiaries of a person or assets, provided that the acquiror of such Common Shares distributes or is deemed to distribute such Common Shares to its securityholders within ten business days of the completion of such acquisition and, following such distribution, no person has become the beneficial owner of 20 percent or more of the Common Shares of the Corporation then outstanding, and (iv) pursuant to a distribution by the Corporation of Common Shares, or securities convertible into or exchangeable for Common Shares, by way of a private placement by the Corporation or a securities exchange take-over bid circular or upon the exercise by an individual employee of the right to purchase Common Shares pursuant to any dividend reinvestment plan or any employee benefit, stock option or similar plan, provided that all necessary stock exchange approvals are obtained in connection with such distribution and the person acquiring such securities does not become the beneficial owner of more than 25 percent of the Common Shares outstanding immediately prior to the distribution and (v) pursuant to any exercise of pre-emptive rights, including pursuant to any follow-on offering, in accordance with the terms and conditions of any pre-emptive rights agreement entered into by the Corporation in connection with the Arrangement.

Redemption The Board, with the approval of a majority of votes cast by the Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose, may redeem the Rights at $0.000001 per Common Share. Rights will be deemed to have been redeemed by the Board following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendments The Board, with the approval of a majority of the votes cast by Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose, may amend the 2024 Cenovus Shareholder Rights Plan. The Board, without such approval, may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the shareholders (or the holders of Rights, as the case may be), may make amendments to the 2024 Cenovus Shareholder Rights Plan to maintain its validity due to changes in applicable legislation.

CENOVUS 2024 CIRCULAR	SCHEDULES | C-2

Duties of the Board The 2024 Cenovus Shareholder Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of Cenovus. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemption for Investment Managers Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators) and statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20 percent of the Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

CENOVUS 2024 CIRCULAR	SCHEDULES | C-3

SCHEDULE D

ADVISORY

ADVISORY

Forward-Looking Information

This circular contains forward-looking statements and other information (collectively “forward-looking information”) about Cenovus’s current expectations, estimates and projections, made in light of Cenovus’s experience and perception of historical trends. This forward-looking information is identified by words such as “achieving”, “advocate”, “aim”, “align”, “ambition”, “anticipating”, “approach”, “attaining”, “become”, “believe”, “capability”, “capacity”, “commitment”, “committed”, “continue”, “create”, “dedicated” “designed”, “drive”, “enhance”, “ensuring”, “expect”, “evolve”, “focus”, “future”, “goal”, “grow”, “initiative”, “intended”, “may”, “objective”, “opportunity”, “optimize”, “ongoing”, “philosophy”, “plan”, “position”, “potential”, “principles”, “reduce”, “result’, “return”, “support”, “strategy”, “target”, “towards”, “will” or similar expressions and includes suggestions of future outcomes. Readers are cautioned not to place undue reliance on forward-looking information as Cenovus’s actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include assumptions disclosed in Cenovus’s current guidance, available at cenovus.com and other risks and uncertainties that could cause Cenovus’s actual results to differ materially, as identified in our management’s discussion and analysis for the year ended December 31, 2023, and risk factors described in other documents Cenovus files from time to time with securities regulatory authorities in Canada, available on our profile on SEDAR+ at sedarplus.ca, and with the U.S. Securities and Exchange Commission on EDGAR at sec.gov, and on the our website at cenovus.com.

Information on or connected to Cenovus’s website cenovus.com does not form part of this circular.

Non-GAAP Measures

This circular contains references, including within the 2023 Scorecard, to certain non-GAAP measures, including adjusted funds flow, free funds flow and net debt. These measures do not have a standardized meaning as prescribed by International Financial Reporting Standards (“IFRS”) and therefore, are considered specified financial measures. These specified financial measures may not be comparable to similar measures presented by other issuers. Adjusted funds flow is used in our 2023 Scorecard in order to provide shareholders and potential investors, as well our Board and management, with an additional measure for analyzing our ability to generate funds to finance our operations and to provide information regarding our liquidity. This measure should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For information on the composition of this measure, as well as an explanation of how Cenovus uses it, refer to the Specified Financial Measures Advisory located in our management’s discussion and analysis for the year ended December 31, 2023 dated February 15, 2024 and available on our profile on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and on Cenovus’s website at cenovus.com, which is incorporated by reference into this circular.

CENOVUS 2024 CIRCULAR	SCHEDULES | D-1

YOUR VOTE IS IMPORTANT

If you have any questions or require any assistance in executing your Cenovus proxy or voting instruction form, please call our Proxy Solicitation Agent, Morrow Sodali. at:

North American Toll-Free Number: 1.888.777.1538

Outside North America, Banks, Brokers and Collect Calls: 1.289.695.3075

Email: assistance@morrowsodali.com

North American Toll-Free Facsimile: 1.877.218.5372

CENOVUS ENERGY INC.

4100, 225 - 6 Avenue SW | Calgary, AB T2P 1N2

P: 403-766-2000

F: (403) 766-7600

E: investor.relations@cenovus.com

Download the latest about Cenovus Energy Inc. at: www.cenovus.com

Cenovus Energy Inc. is traded on the TSX and NYSE under the symbol CVE.

CENOVUS ENERGY INC.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company's preferred shares are listed on the Toronto Stock Exchange.

For more information, visit cenovus.com.

CENOVUS
Cares

1.877.766.2066
(Toll-free in Canada & U.S.)

© Cenovus Energy Inc. 2024